As filed with the Securities and Exchange Commission on June 10, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-12828

AKTIEBOLAGET VOLVO (publ)
(Exact name of Registrant as specified in its charter)

VOLVO CORPORATION
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

S-405 08
Göteborg, Sweden
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: **None**

Title of class	Name of each exchange on which registered
Class B, common stock par value SEK 6, American Depositary Shares each representing one Share of class B common stock	**NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: **B Shares**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

A shares	**131,529,699**
B shares	**278,600,143**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X No __ Not Applicable __

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 __ Item 18 X

INTRODUCTION AND USE OF CERTAIN TERMS..3
    Certain Forward-Looking Statements...4
PART I...5
    ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........................5
    ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE..5
    ITEM 3. KEY INFORMATION 5
        3.A   Selected Financial Data..5
        3.B.   Capitalization and Indebtedness...10
        3.C   Reasons for the offer and use of proceeds..10
        3.D   Risk factors 10
    ITEM 4. INFORMATION ON THE COMPANY 14
        4.A.   History and Development of Company..14
        4.B.   Business Overview..18
        4.C.   Organizational Structure 32
        4.D.   Property, Plants and Equipment..33
    ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. 34
        5.A.   Operating Results...34
        5.B. Liquidity and Capital Resources...43
        [1] Financial Services reported in accordance with the equity method. 57
        5.C.   Research and Development, Patents and Licenses...60
        5.D.   Trend Information...60
        5.E.   Off-Balance Sheet Arrangements 60
        5.F.   Tabular Disclosure of Contractual Obligations..61
    ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 62
        6.A.   Directors and Senior Management...62
        6.B.   Compensation 67
        6.C.   Board Practices 67
        6.D.   Employees..67
        6.E.   Share Ownership..68
    ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS......................69
        7.A.   Major Shareholders..69
        7.B.   Related Party Transactions...70
        7.C   Interests of Experts and Counsel..70
    ITEM 8. FINANCIAL INFORMATION 71
        8.A.   Consolidated Statements and Other Financial Information....................................71
        8.B.   Significant Changes 71
    ITEM 9. THE OFFER AND LISTINGS. 72
        9.A.   Offer and Listing Details...72
        9.B.   Plan of Distribution..73
        9.C   Markets 73
        9.D   Selling Shareholders 74
        9.E   Dilution 74
        9.F   Expenses of the Issue 74
    ITEM 10. ADDITIONAL INFORMATION...74
        10.A   Share capital..74
        10.B   Memorandum and articles of association...74
        10.C   Material contracts...76
        10.D   Exchange controls..77
        10.E   Taxation 77
        10.F   Dividends and paying agents 80
        10.G   Statement by experts 80
        10.H   Documents on display..80
        10.I   Subsidiary Information...80
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 80
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES....................80
PART II 81
    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 81
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
    PROCEEDS...81
    ITEM 15. CONTROLS AND PROCEDURES 81
    ITEM 16.A   AUDIT COMMITTEE FINANCIAL EXPERT 81
    ITEM 16.B   CODE OF ETHICS...81
    ITEM 16.C   PRINCIPAL ACCOUNTANT FEES AND SERVICES 82
    ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES............82
    ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUEER AND AFFILIATED

    PURCHASERS 83
PART III 84
    ITEM 17. FINANCIAL STATEMENTS 84
    ITEM 18. FINANCIAL STATEMENTS 85
    ITEM 19. EXHIBITS AND CERTIFICATIONS 86
SIGNATURES...3

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all amounts herein are expressed in Swedish kronor ("krona", "kronor" or "SEK") or in United States dollars ("dollars" or "US$"). Merely for the convenience of the reader, this Annual Report presents translations into dollars of certain krona amounts. Unless otherwise stated, such translations have been made at the noon buying rate of dollars in terms of kronor in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004, which was 6.67 kronor per dollar (0.150 U.S. dollars per krona). The Noon Buying Rate on December 31, 2004 differs from certain of the actual rates used in the preparation of the consolidated financial statements of Volvo, which are expressed in kronor, and therefore, dollar amounts appearing herein may differ significantly from actual dollar amounts which were translated into kronor in the preparation of those consolidated financial statements in accordance with accounting principles generally accepted in Sweden. See "Item 3. Key Information – 3.A. Selected Financial Data". No representation is made that krona amounts have been, could have been or could be converted into dollars at the Noon Buying Rate on December 31, 2004 or on any other date as of which a convenience translation based on the Noon Buying Rate was 6.67 kronor per dollar (0.150 U.S. dollars per krona).

_____

As used herein, "Volvo", the "Company" or the "Group" refers to Aktiebolaget Volvo and its consolidated subsidiaries and "AB Volvo" refers to Aktiebolaget Volvo, unless the context indicates otherwise. "Trucks" refers to the combined truck operations of the Volvo Group, consisting of the truck brands Mack, Renault Trucks and Volvo, which are individually referred to as "Mack Trucks", "Renault Trucks" and "Volvo Trucks", respectively.

_____

At times, this annual report presents financial and other information for a specific year that is immediately followed by an amount within (brackets). This amount within (brackets) represents the corresponding amount for the previous year.

_____

Volvo owns or otherwise has rights (as described under the section "Patents, Trademarks and Licenses" below) to a substantial number of trademarks that it uses in conjunction with its business, including, but not limited to, the following trademarks mentioned in this Annual Report: "Volvo", "Volvo Penta", "Renault", "Mack", "Duoprop" and "Aquamatic" (see "Item 4. Information on the Company — 4.B Business Overview — Patents, Trademarks and Licenses").

_____

Certain information presented in this annual report on Form 20-F relating to the markets in which Volvo operates, such as the size of the particular market and the market share of Volvo within such markets, has been obtained by Volvo from market research reports, analysts' reports and other publicly available information, as well as from internally developed market data. While Volvo has no reason to believe that third-party sourced information is not reliable, such information has not been independently verified. Accordingly, the accuracy or completeness of this information cannot be guaranteed.

Certain Forward-Looking Statements

This Annual Report on Form 20-F includes "forward-looking statements" within the meaning of U.S. Private Securities Litigation Reform Act of 1995. Certain statements included in this Annual Report, including without limitations, those concerning (i) Volvo's strategies, (ii) the economic outlook for the commercial transport equipment industries, (iii) expectations regarding prices, (iv) the development and commercial introduction of new products, (v) the quantitative and qualitative disclosures about market risk and (vi) Volvo's liquidity and capital resources and expenditures, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. These statements can often be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "seeks", or "anticipates". Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, (ii) success of business and operating initiatives, (iii) changes in the regulatory environment and other government actions, (iv) fluctuations in exchange rates and (v) risks inherent in business management.

Certain of these factors are discussed in more detail elsewhere in this annual report, including under "Item 3.D-Risk Factors" and "Item 5-Operating and Financial Review and Prospects". Volvo undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or stock exchange regulation. It is not possible to foresee or identify all factors that could cause future results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties or factors that could potentially cause actual results to differ from projections in this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A   Selected Financial Data

The selected financial data set forth below as at and for each of the years ended December 31, 2002, 2003 and 2004 have been derived from the consolidated financial statements of Volvo. See "Item 18 - Financial Statements". Financial data as at and for the years ended December 31, 2000 and 2001 have been derived from Volvo's published Swedish financial statements not included herein.

The selected financial data as at and for each of the years ended December 31, 2002, 2003 and 2004 should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and notes thereto included in Item 18 of this annual report.

	2000 [3]	2001 [4]	2002 [5]	2003 [6]	2004 [7]	2004 [8]
AMOUNTS IN ACCORDANCE WITH SWEDISH ACCOUNTING PRINCIPLES[1,2]						
			(In millions, except per share amounts)			
	SEK	SEK	SEK	SEK	SEK	USD
Net sales……………………………	130,070	189,280	186,198	183,291	210,401	31,544
Net sales from discontinued operations………………………...	-	-	-	-	-	
Net sales from continuing operations	130,070	189,280	186,198	183,291	210,401	31,544
Operating income (loss)……………	6,668	(676)	2,837	2,504	14,200	2,129
Net income (loss)…………………	4,709	(1,467)	1,393	298	9,355	1,403
Income from discontinued operations………………………...	479	65	-	-	-	-
Income (loss) from continuing operations………………………...	4,230	(1,532)	1,393	298	9,355	1,403
Net income (loss) per share[9]……..	11.17	(3.47)	3.32	0.71	22.35	3.35
Diluted income (loss) per share[12]	11.17	(3.47)	3.32	0.71	22.33	3.35
Income (loss) per share from discontinued operations [9]………..	1.14	0.15	-	-	-	-
Income (loss) per share from continuing operations [9]……………	10.03	(3.62)	3.32	0.70	22.35	3.35
Cash dividends per share [10]………..	8.00	8.00	8.00	8.00	12.50	1.87
Total assets………………………	200,743	260,925	239,222	231,252	222,896	33,418
Non-current liabilities..……………	40,670	54,130	53,123	51,301	45,064	6,756
Shareholders' equity………………	88,338	85,185	78,278	72,420	69,409	10,406
Share capital………………………	2,649	2,649	2,649	2,649	2,649	397
Weighted average number of shares. (in thousands)[11]…………………….	421,684	422,429	419,445	419,445	418,528	418,528
	2000 [3]	2001 [4]	2002 [5]	2003 [6]	2004 [7]	2004 [8]
AMOUNTS IN ACCORDANCE WITH U.S. GAAP[1]						
Operating income (loss)…………...	4,935	(4,014)	(5,171)	5,275	19,010	2,850
Net income (loss)……………….....	3,127	(4,320)	(6,265)	3,979	14,416	2,161
Income from discontinued operations………………………….	375	-	-	-	-	-
Income (loss) from continuing operations………………………….	2,752	(4,320)	(6,265)	3,979	14,416	2,161
Basic net income (loss) per share [12]………………………....	7.42	(10.23)	(14.94)	9.49	34.44	5.16
Diluted net income (loss) per share [12]	7.42	(10.23)	(14.94)	9.48	34.40	5.16
Income per share from discontinued operations [12]……….	0.89	-	-	-	-	-
Income (loss) per share from continuing operations [12]……………	6.53	(10.23)	(14.94)	9.49	34.44	5.16
Shareholders' equity………………	84,761	81,291	71,182	74,790	73,079	10,956

1   The consolidated financial statements of Volvo are prepared in accordance with accounting principles generally accepted in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). See Notes 1 and 34 to the consolidated financial statements.

2   Effective in 2001, Volvo applied ten new accounting standards issued by the Swedish Financial Accounting Standards Council. All these accounting standards conform in all significant respects with the corresponding accounting standard issued by the International Accounting Standards Board (IASB). In applying the transition rules as a consequence of the aforementioned accounting standards, there were no retroactive effects on Volvo's earlier financial statements. In applying

the new standards during fiscal year 2001, RR 1:00 Consolidated Financial Statements and Business Combinations, RR 14 Joint Ventures, RR 15 Intangible Assets and RR 16 Provisions, Contingent Liabilities and Contingent Assets, resulted in a change in Volvo's accounting principles. In accordance with RR 1:00 Consolidated Financial Statements and Business combinations, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined by the market price of the issued shares at the time of the transaction. In accordance with Volvo's previous accounting principles, purchase consideration was determined based on the average market price of the issued shares during ten days prior to the public disclosure of the transaction. In accordance with RR 14 Joint ventures, a joint venture should either be reported by use of the proportionate consolidation method or the equity method. Effective in 2001, the proportionate consolidation method is the preferred method under Volvo's accounting principles. In previous years, all joint ventures have been reported by use of the equity method. In accordance with RR 15 Intangible Assets, the expenditures for development of new products, production and information systems are reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets is amortized over the estimated useful life of the assets. Volvo's application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. In accordance with Volvo's previous accounting principles, all costs for the development of new products, production and information systems were expensed on a current basis. Operating income from continuing operations in accordance with Swedish GAAP in 2001, 2002, 2003 and 2004 included positive impact of SEK 2,038 million, SEK 1,357 million, SEK 483 million and SEK 963 million respectively, relating to, capitalization and amortization of development costs in accordance with RR 15. In accordance with RR 16 Provisions, Contingent Liabilities and Contingent Assets, a provision for committed restructuring measures is reported first when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected. In accordance with Volvo's previous accounting principles, a provision for restructuring measures was reported in connection with the measures being decided by the company's management. See Notes 1 and 35 to the Consolidated Financial Statements.

Effective in 2003, Volvo has adopted RR 29 Employee benefits in its financial reporting. RR 29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS 19 Employee benefits issued earlier by the International Accounting Standards Board (IASB). By adoption of RR 29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as of January 1, 2003, determined in accordance with RR 29. This transitional liability has been determined to exceed the liability recognized as of December 31, 2002, in accordance with earlier principles by SEK 2.3 billion. The excess liability has consequently been recognized as of January 1, 2003, as an increase of provisions for post-employment benefits and a corresponding decrease of shareholders' equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR 29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR 29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than being revalued on each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR 29 does not include rules about minimum liability adjustments. See Notes 1 and 34 to the Consolidated Financial Statements.

Effective in 2003, Volvo has adopted RR 27 Financial instrument: Disclosure and presentation, which conforms to a large extent with IAS 32 issued by the International Accounting Standards Board (IASB). The adoption of RR 27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. According to RR 27, derivative instruments with unrealized gains should be presented as assets and derivative instruments with unrealized losses should be presented as liabilities. According to Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consequence of adoption of the presentation principles in RR 27, the Volvo Group's assets increased by SEK 3.6 billion in 2003 and the Group's liabilities increased with the corresponding amount.

3   In 2000, operating income from continuing operations under Swedish GAAP included SEK 610 million pertaining to realized gains on the remaining securities portfolio in Volvia and SEK 683 million in surplus funds from the SPP insurance company. Operating income from discontinued operations in 2000 of SEK 520 million included a favorable adjustment of the gain from the sale of Volvo Cars.

4   Effective January 2, 2001, AB Volvo acquired Renault's truck operations, Renault V.I. and Mack Trucks. Under the terms of the acquisition, AB Volvo acquired all outstanding shares of Renault V.I. and Mack Trucks in exchange for 15% of the shares in AB Volvo.

In 2001, operating income from continuing operations under Swedish GAAP included restructuring costs amounting to SEK 3,862 million of which SEK 3,106 million is for Trucks, SEK 392 million for Buses and SEK 364 million for Construction Equipment. Restructuring costs in Trucks included costs for the integration of Mack Trucks and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring costs in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures pertained to the close down of fabrication in the plant in Asheville, United States, and to an overall redundancy program.

5   Net income (loss) in 2002 in accordance with US GAAP included value adjustments amounting to SEK 9,683 million pertaining to Volvo's shareholdings in Scania AB, Deutz AB and Henlys Group plc. If a security's quoted market price has been below the carrying value for an extended period of time, US GAAP includes a presumption that the decline is other than temporary. Under such circumstances, US GAAP requires that a value adjustment must be recorded in net income with a corresponding credit to Other comprehensive income. In accordance with Swedish accounting principles, no value adjustments were made since the fair value of the investments in Scania AB, Deutz AB and Henlys Group plc. were considered to be higher than the quoted market price of these investments.

6   In 2003, operating income from continuing operations under Swedish GAAP included write-down of shares in Scania AB amounting to SEK 3,601 million and write-down of shares in Henlys Group plc amounting to SEK 429 million. In accordance with US GAAP, no write-down of shares in Scania AB was recognized during 2003 and write-down of shares in Henlys Group plc amounted to SEK 62 million. See further in Note 34 to the Consolidated Financial Statements.

7   In 2004, operating income from continuing operations under Swedish GAAP included a write-down of shares in Henlys Group plc amounting to SEK 95 million and a positive revaluation of shares in Scania AB amounting to SEK 915 million. In accordance with US GAAP earlier recorded value adjustments have been reversed amounting to net, positive, SEK 5.157 million.

8   Translated for convenience at US$ 1 = SEK 6.67 the Noon Buying Rate on December 31, 2004. Such translations should not be construed as representations that the SEK amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

9   Net income (loss) per share is calculated as net income divided by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during 2004 was 418,528,773.

10   Cash dividends are those declared out of the unrestricted equity of the parent company as recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders held in the spring of the following year. In addition to a cash dividend of SEK 8.00 per share, the Board of Directors in March, 2004, proposed the Annual General Meeting to approve a dividend of 2 shares in the wholly owned subsidiary Ainax AB for every 31 shares in AB Volvo. Ainax AB would at the date of the distribution hold 27,320,838 Series A shares in Scania AB and a working capital of SEK 100 million. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board's proposal was approved. Based upon the carrying value of the net assets at April 16, 2004, the dividend of shares in Ainax AB represents a value of approximately SEK 15.00 per Volvo share.

11   During 2000 AB Volvo repurchased 10 percent of its outstanding shares – 13,860,494 Class A shares and 30,291,594 Class B shares. The transaction was carried out through an offer to repurchase shares held by Volvo shareholders and, to a minor extent, through additional purchases in the open market. Following the repurchase transactions, 397,368,797 Volvo shares were outstanding at December 31, 2000, and the weighted average number of shares outstanding in 2000 was 421,683,857.

     On January 2, 2001, the 13,860,494 Class A shares and 30,291, 594 Class B shares that were repurchased during 2000 were transferred to Renault S.A. as partial payment for the shares of Renault V.I. and Mack Trucks. Subsequently during the beginning of 2001, AB Volvo repurchased an additional 10% of its outstanding shares - 13,860,494 Class A shares and 30,291,594 Class B shares of which 5% - 6,930,247 Class A shares and 15,145,797 Class B shares were transferred to Renault S.A. as final payment for the shares of Renault V.I. and Mack Trucks. Following these transactions, 419,444,842 Volvo shares were outstanding at December 31, 2001, and the weighted average number of shares outstanding in 2001 was 422,429,364.

     The weighted average number of shares outstanding during 2003 was 419,444,842.

     On June 17, 2004, the Board of AB Volvo decided to acquire, through purchase on the Stockholm Stock Exchange, a maximum of 22,076,045 Series A and/or B shares, not exceeding a total purchase amount of SEK 4,300 million. By year-end 2004, a total of 9,315,000 Volvo A and B shares were repurchased equivalent to SEK 2,532 million. The total number of shares held by Volvo as treasury stock at year-end was 31,391,043 or 7.1% of the registered shares. The weighted average number of shares outstanding during 2004 was 418,528,773.

12   US GAAP basic and diluted net income (loss) per share is calculated as net income (loss) determined in accordance with US GAAP divided by the weighted average number of shares outstanding during the year. Diluting securities during the period have impacted the average numbers of shares with 11 thousand, 117 thousand and 494 thousand for the respective year 2002, 2003 and 2004.

Dividends

AB Volvo has paid annual cash dividends on its A and B Shares each year since 1935. Under Swedish company law, a dividend may be paid from funds available for dividends if recommended by the Board of Directors and approved by the Annual General Meeting of Shareholders. No interim dividend may be paid in respect of a financial period as to which audited financial statements have not been adopted by the Annual General Meeting of Shareholders. Consequently, AB Volvo pays only a yearly dividend, generally in the month of April subsequent to the year to which the dividend relates.

The following table sets forth the cash dividends per share in kronor, and the dollar equivalents, paid in respect of each of the five years ended December 31, 2004:

Year	Dividend Paid per Share	
	(SEK)	(US$[1])
2000…………………………………………………………	8.00	0.78
2001…………………………………………………………	8.00	0.79
2002…………………………………………………………	8.00	0.95
2003……………………………………………………..	8.00[2]	1.06
2004..	12.50	1.79

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[1] Translated for convenience only into dollars at the Noon Buying Rate on the dividend payment date.

[2] In addition, a dividend of 2 shares in Ainax AB for every 31 Volvo shares was distributed on June 8, 2004. The Annual General Meeting of AB Volvo resolved to transfer all A shares in Scania AB held by Volvo to Ainax AB and thereafter to distribute 27,060,958 shares in Ainax AB to Volvo's shareholders. The value of the distribution of shares in Ainax AB was set at SEK 6,309,538,645, corresponding to approximately SEK 15.00 per Volvo share.

Dividends received by United States holders of American Depositary Shares or B Shares are subject to Swedish withholding taxes. See "Item 10. Additional Information – 10.E Taxation".

The share capital of the parent company is divided into two classes: A and B shares. Both classes have the same rights except that each A share carries one voting right and each B share carries one-tenth of a voting right.

Exchange Rates

Fluctuations in the exchange rate between the krona and the dollar will affect the dollar equivalent of the krona price of the B Shares traded on the Stockholm Stock Exchange and, as a result, should affect the price of the American Depositary Shares in the United States. Such fluctuations will also affect the dollar amounts received by holders of American Depositary Shares on conversion by the depositary of cash dividends paid in kronor on the B Shares represented by the American Depositary Shares.

Since a substantial portion of the Company's sales are sales outside Sweden (93% in 2002, 92% in 2003 and 93% in 2004), earnings are materially affected by movements in the exchange rate between the krona and the currencies in which such sales are invoiced. See " Item 5. Operating and Financial Review and Prospects – 5.A Operating Results – General Impact of Currency Fluctuations."

The following table sets forth certain information with respect to the Noon Buying Rate of dollars in terms of kronor for the years shown:

Year	Average[1]	High	Low	Period-End
2000………………………………………….	9.2251	10.3600	8.3530	9.4440
2001………………………………………….	10.4328	11.0270	9.4890	10.4571
2002………………………………………….	9.6571	10.7290	8.6950	8.6950
2003………………………………………….	8.0730	8.7920	7.1950	7.1950
2004 …………………………………………	7.3320	7.7725	6.5939	6.6687
November 2004 ……………………………..	-	7.5740	7.2890	-
December 2004 ……………………………..	-	6.8403	6.5939	-
January 2005 ……………………………….	-	7.0069	6.6687	-
February 2005 ……………………………..	-	7.1114	6.8275	-
March 2005 ………………………………..	-	7.0716	6.7312	-
April 2005 …………………………………	-	7.1477	7.0118	-

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[1] The average of the Noon Buying Rates on the last day of each month during the year.

The noon buying rate on May 20, 2005 was 7.31.

Credit ratings

In February 2005, the following rating agencies confirmed its credit ratings on AB Volvo (publ): Moody's Investors Service confirmed the global short term rating at P-2, and its unsolicited long term A3 rating (stable outlook). Standard & Poor's International Ratings confirmed its global short term A2 rating. Dominion Bond Rating Services confirmed its short term R-1 (low) rating for Volvo's short term borrowing in the Canadian market, and its unsolicited long term rating A (low) (stable outlook). In October 2004, Rating and Investment Information, Inc. upgraded its long-term rating to A+ for Volvo's borrowing in the Japanese market. Volvo Treasury AB is assigned a K-1 rating by Standard & Poor's for short-term borrowing in Sweden. Fitch Ratings confirmed its global unsolicited short term rating F2 in October 2004, and at the same time published an unsolicited long term rating A- (stable outlook).

Inflation

The effects of inflation on the Group's operations have not been significant in recent years.

3.B.   Capitalization and Indebtedness

Not applicable.

3.C   Reasons for the offer and use of proceeds.

Not applicable.

3.D   Risk factors

The commercial vehicles industry is cyclical. The markets in which Volvo competes have been subject to considerable volatility in demand corresponding to cycles in the overall business and economic environment in general and in the industrial sector, in particular. The rate of infrastructure spending, the need for transport services of goods and people generally, construction and mining, and housing starts affects the Group's operations, as its products are an important part of these activities.

Economic development in Europe and North America is particularly important to Volvo because a significant part of the Group's revenues are derived from sales in these markets.

2004 was characterized by increased demand in most established markets and a continuing sharp expansion in growth markets. In Europe, Volvo's largest commercial market in terms of sales, the market experienced an upturn in 2004 compared to 2003. The economic upturn was reinforced by considerable growth in Eastern Europe. In North America, customer renewal requirement, in terms of machinery and truck fleets, was the primary factor underlying increasing growth in demand. This meant that the market for construction equipment and trucks hit substantially higher levels in 2004 compared with 2003.

The cyclicality in demand for Volvo's products has at times resulted, and may in the future result, in temporary constraints upon Volvo's ability to produce the quantities necessary to fulfill orders in a timely manner. A prolonged delay in Volvo's ability to fulfill orders on a timely basis at a time when Volvo's competitors are not experiencing the same difficulty could adversely affect Volvo's market share. To cope with the peaks and troughs in our industries we need to act appropriately in the various stages of the business cycle. This may involve adjusting production capacity and operating expenses. See "Item 5. Operating and Financial Review and Prospects — 5.A. Operating Results."

There can be no assurances as to the future performance of the commercial vehicles industry or the timing or severity of changes in economic conditions affecting the commercial vehicles industry.

Competition is intense among manufacturers of commercial vehicles and engines. Continued consolidation in the industry is expected to create fewer but stronger competitors. Volvo's products face substantial competition from commercial vehicles and engines provided by these and other manufacturers, and such competition may have a significant impact on the prices Volvo receives for its products and on the Group's future sales volume. Our major competitors are DaimlerChrysler, Paccar, Navistar, MAN, Scania, Caterpillar, Komatsu, Cummins and Brunswick.

There can be no assurance that Volvo will be able to compete successfully in the future. See "Item 4. Information on the Company — 4.B. Business Overview."

Prices for commercial vehicles can be volatile. Prices for commercial vehicles in certain markets have, at times, experienced sharp changes over short periods of time. This volatility is caused by many factors, including short-term fluctuations in demand, shortages of certain supplies, volatility in underlying economic conditions, changes in import regulations, excess inventory and increased competition.

The overall result of the business depends on our ability to quickly react to changes in demand and particularly to adapt production levels, to reduce product and operational costs as well as deliver new competitive products and services.

There can be no assurances that such price volatility will not continue or that price volatility will not begin in markets which to date have not experienced such volatility. Overcapacity within the industry will likely occur if there is an economic downturn in Volvo's major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in certain markets could adversely affect the Group's results of operations.

Volvo relies on suppliers for the provision of certain raw materials and components. Volvo purchases raw materials, parts and components from numerous outside suppliers. A majority of the Group's requirements for raw materials and supplies is filled by single-source suppliers. The impact of an interruption in supply will vary by commodity and components. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which would take time to recreate. The inability of a supplier to deliver could have an adverse effect on production at certain of Volvo's manufacturing locations.

The cost for raw material and components can vary significantly over the business cycle. These variations can occur due to changes in the commodity market or our suppliers' ability to deliver. Volvo is working closely with the suppliers to manage these aspects, including reviewing suppliers' financial stability, quality systems and their production flexibilty. However, there can be no assurances that it will not experience problems in the future. Unanticipated increases in the prices of raw material or components could also adversely affect the financial results of Volvo's business.

The Group's operations are exposed to currency fluctuations. In 2002, 2003 and 2004, approximately 90% of Volvo's sales were in countries other than Sweden. Changes in exchange rates have a direct effect on Volvo's results of operations, balance sheet and cash flow and an indirect effect on Volvo's competitiveness, which will over time affect the Group's results. Volvo's income statement is affected primarily by the translation of revenue and expenses in foreign currencies, and its balance sheet is affected primarily by the translation of net assets of foreign subsidiaries into Swedish kronor at rates different from those used to translate earlier periods. In addition, currency movements may affect Volvo's pricing of products sold and materials purchased in foreign currencies as well as those of its competitors, which may be affected differently by such movements. Since Volvo has substantial manufacturing operations in Sweden and generates a substantial portion of its revenues in currencies other than the Swedish krona, Volvo's results of operations would be materially adversely affected by a considerable appreciation of the Swedish krona against other currencies. There can be no assurances that exchange rate fluctuations will not adversely affect the Group's results of operations, cash flow, financial condition or relative price competitiveness in the future.

The objective of Volvo's management of currency risks is to minimize short-term negative impact on Volvo's income and financial position. Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, as well as interest rate swap agreements. While providing protection from certain fluctuations in currency exchanges and interest rates, by utilising such hedging instruments Volvo potentially foregoes benefits that might result from such fluctuations in currency exchange and interest rates. Volvo has entered into, and expects to continue to enter into, such hedging arrangements with counterparties that are carefully selected and approved primarily on the basis of general creditworthiness. However, any default by such counterparties might have an adverse effect on Volvo.

See "Item 18 – Financial Statements - Note 33". See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Volvo's profitability is dependent upon the successful introduction of new products. Volvo's long-term profitability depends upon its ability to introduce and market its new products successfully. Product life cycles continue to shorten, putting increased focus on the success of Volvo's product development. It is crucial to meet and exceed customer expectations in order to be competitive in established markets and to be able to expand into additional markets and/or product segments.

Many of our products take a long time to develop from initial idea to finished product. It is crucial that we can offer the right products in the right place and at the right time. It is important to involve customers in the early phases of the development process as a means of safeguarding successful products in the marketplace.

As both Volvo and its competitors either have recently introduced or plan to introduce new products or updated versions of existing products, Volvo cannot predict the market shares its new products will achieve. An inability by Volvo to introduce new innovating products in a timely fashion or to meet customer demand would have an adverse effect on the Group's results of operations.

The commercial vehicles industry is subject to extensive government regulation. Regulations regarding exhaust emission levels, noise, safety and levels of pollutants from production plants are extensive within the industry. These regulations are subject to change, often making them more restrictive. The costs to comply with these regulations can be significant to the commercial vehicle industry.

Most of the regulatory challenges regarding products relates to engine emissions. The Volvo Group is a large player in the commercial vehicle industry and is one of the top three high-volume world producers of heavy duty diesel engines. The product development capacity, within the Volvo Group, is well consolidated and the Volvo Group has a unique opportunity, compared to competitors, to focus development resources to meet these challenges. Future product regulations are well known, provided that they are not changed, to the Volvo Group and the product development strategy is well tuned to the introduction of new regulations. The new regulations regarding product emissions are extensive, but our current assessment is that they are manageable for the Volvo Group and within our estimates.

Volvo is reliant on the protection and preservation of its intellectual property. Volvo products are sold primarily under the brands "Volvo", "Volvo Penta", "Volvo Aero", "Renault Trucks" and "Mack". Volvo owns or otherwise has rights to a number of patents and trademarks, relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Volvo's business and may continue to be of value in the future. Volvo does not regard any of its businesses as being dependent upon any single patent or group of patents. However, an inability to protect intellectual property would have an adverse effect on Group operations.

See "Item 4.B – Business Overview – Patents, Trademarks and Licenses".

Volvo's Financial Services business area conducts business under highly competitive conditions in an industry with inherent risks. Financing for users of Volvo's products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. Volvo Financial Services emphasizes prompt and responsive service to meet customer requirements and offers various financing plans designed to increase the opportunity for sales of its products and to generate financing income for the Group. The financial services offered involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect the Group's results of operations in the future.

Volvo will be obligated to adopt new accounting standards in 2005 that will have an impact on its accounts. Effective in 2005 Volvo will adopt International Financial Reporting Standards ("IFRS") in its financial reporting, as required for all listed companies within the European Union as of 2005. Applying these standards to Volvo's financial statements have a certain impact on how certain items are valued and presented. Volvo has presented the preliminary effects on Volvo's Equity and Net Income for 2004 as well as presented a preliminary opening balance for 2005, in this annual report. The main differences between IFRS and Swedish GAAP, for Volvo, are presented in "Item 5.B – Introduction of new accounting principles". As of the date of this annual report not all of the financial standards applicable to Volvo had been adopted and therefore Volvo cannot assess the total impact IFRS will have on the Group until all of the new reporting standards are adopted.

Complaints or litigation from customers and other third parties could adversely affect Volvo. Volvo can be subject to complaints and litigation from customers, employees or other third parties, alleging health, environmental, safety or operational concerns or failure to comply with applicable laws and regulations. These claims, even if successfully solved without direct adverse financial effect, could have a material adverse effect on Volvo's reputation and divert financial and management resources from more beneficial uses.

ITEM 4. INFORMATION ON THE COMPANY

4.A.   History and Development of Company

AB Volvo is an international transport equipment group with a worldwide marketing organization and production. AB Volvo, which was incorporated in 1915 under the laws of Sweden, started production of cars in 1927 and of trucks in 1928. Historically Volvo has operated in two main areas: cars and vehicles for commercial use. The latter includes trucks, buses, construction equipment and marine and industrial engines. Operations also include production and maintenance of aircraft engines and financial services. In March 1999, Volvo sold Volvo Cars to Ford Motor Company. As a result of this sale, Volvo is today focused entirely on the commercial transport products segment. Through the acquisition of Mack Trucks Inc. and Renault V.I. in 2001, the Volvo Group strengthened its position as a producer of heavy trucks.

Headquartered in Göteborg, Sweden, the Volvo Group had 81,080 employees at December 31, 2004. With 51% of sales in Western Europe, 5% in Eastern Europe, 26% in North America, 3% in South America and 10% in Asia, the Group operates in an international environment with production and assembly carried out on six continents. Its shares are traded on the Stockholm Stock Exchange in Sweden and in the United States its American Depositary Shares are traded on the Nasdaq National Market ("NASDAQ"). In the fourth quarter of 2003, Volvo decided to apply for delisting of its shares from the German stock exchanges in Frankfurt, Hamburg and Düsseldorf. The Volvo share was delisted from the Frankfurt and Düsseldorf stock exchanges on June 25, 2004 and on the stock exchange in Hamburg on September 30, 2004. Further the Board decided in the fourth quarter of 2004 to apply for delisting of Volvo shares from the London Stock Exchange. The cancellation was effective from December 17, 2004.

Volvo's brand name is strongly identified with quality, safety and concern for the environment. The Group's position in the fields of vehicle safety and quality is being consolidated through continuing improvements and technical innovations. In the environmental area, Volvo is intensifying its efforts to reduce the negative impact on the environment throughout the entire life cycle of its products.

AB Volvo is domiciled in Göteborg, Sweden. The address and telephone number of AB Volvo is S-405 08, Göteborg, Sweden, +46 31 660000.

Significant events in 2004

Scania B shares sold. Volvo's holding of Scania B shares was sold to Deutsche Bank on March 4, 2004 for an amount of about SEK 14.9 billion. As a consequence of the divestment, the Scania holding was written down in the fourth quarter of 2003. The transaction was carried out as part of Volvo's commitment to the European Commission to divest the Scania shares not later than April 23, 2004.

Volvo Annual General Meeting approved Ainax. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board's proposal to transfer all A shares in Scania AB to the wholly owned subsidiary Ainax and thereafter to distribute the shares in Ainax to Volvo's shareholders was approved. The value of the distribution of Ainax was SEK 6,310 million.

Industrial relocation within Renault Trucks. The Volvo Group is carrying out an industrial relocation in Europe as a result of which manufacture of crankshafts for medium-heavy truck engines is being increased at Villaverde, Spain, while the production of Renault heavy trucks is being concentrated to the plant in Bourg-en-Bresse, France. A total of about 450 employees will be affected by the decision. As a result a cost of approximately SEK 470 million was charged to operating income.

Strategic alliance with ArvinMeritor. In accordance with a Memorandum of Understanding signed earlier, Volvo and ArvinMeritor entered into a Strategic Alliance Agreement for the supply of axles, which includes ArvinMeritor taking over Volvo's axle manufacturing activities in Lyon, France. The European Commission approved the transaction on October 1, 2004. ArvinMeritor will be responsible for the manufacturing and supply of driven and non-driven axles for the Volvo Group's European truck and bus products.

Prévost and Nova Bus acquired. As part of the restructuring of the bus manufacturer Henlys Group plc, the Volvo Group reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands.

The purchase price was USD 83 million including two loans made available to Prévost Car Inc. by Henlys. In accordance with the agreement, Prévost Car Inc. became a wholly owned subsidiary of Volvo Buses. The agreement also involved Volvo converting part of the convertible debenture loan of USD 240 million issued to Henlys into shares in a newly established US-based company containing the US school bus manufacturer Blue Bird. The conversion resulted in a write-down of approximately SEK 1.3 billion.

Renault Trucks concludes frame agreement to manufacture trucks in China. Renault Trucks has signed a frame agreement with the Chinese truck manufacturer Dong Feng Motors aimed at establishing a joint-venture company for manufacturing trucks and truck components in China. It is planned that the new company will manufacture Renault Trucks' Kerax heavy construction trucks for the Chinese market. The agreement is still subject to final negotiation between the two companies as well as approval from the relevant Chinese authorities. Initially, the agreement aims to establish local assembly of CKD kits (Completely Knocked-Down) for Renault Trucks' Kerax model. The long-term aim is to manufacture components, primarily cabs, for Renault Trucks and Dong Feng's Chinese product range.

LB Smith dealership sold. During 2004, Volvo CE successfully divested almost 90% of the US distribution acquired from LB Smith in 2003. The different distribution areas have been sold to strong, well capitalized and experienced independent dealers. Volvo CE purchased the assets associated with the North American distribution in order to ensure that the Volvo customers in North America continued to receive the highest possible standards of product support and service.

AB Volvo and Renault SAS signed settlement agreement. AB Volvo and Renault SAS signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault V.I. and Mack. According to the acquisition agreement in 2000, AB Volvo received 100% of the shares in Renault's truck subsidiaries, Renault V.I. and Mack in exchange for 15% of the shares in AB Volvo. Since then, AB Volvo and Renault SAS have had ongoing discussions regarding the value of certain acquired assets and liabilities of Renault V.I. and Mack. In accordance with this settlement, Renault SAS transferred SEK 989 million to AB Volvo in January, 2005.

Agreement in principle covering engine manufacture in China. Volvo signed an Engine Cooperation Frame Agreement with the truck manufacturers China National Heavy Truck Corporation (CNHTC), and First Automotive Works (FAW) covering the establishment of a jointly owned engine plant in China. The plant will manufacture complete engines for Volvo's products and for CNHTC's and FAW's trucks and buses. The three companies will form a joint company for production of engines for the Chinese market of which Volvo will own 52% and CNHTC and FAW 24% each. The agreement is still subject to final negotiation and the relevant Chinese authorities must also approve the agreement.

Significant events in 2005

New boat drive system introduced. Volvo Penta has introduced an entirely new drive system for boats - the Volvo Penta IPS (Inboard Performance System). The IPS system is based on forward-facing, pulling propellers and steerable driving units.

New version of Renault Magnum launched in 2005. Renault Trucks launched a new version of its Renault Magnum truck for long-haul transports in the first quarter of 2005. The launch of the new version of Renault Magnum is the latest example of the extensive product renewal process under way at Renault Trucks. The updated Renault Magnum has a new driveline and is equipped with new engine and gearbox.

Repurchase of own shares completed. The program for repurchase of own shares that the Annual General Meeting on April 16, 2004 mandated the Board to decide on was completed on March 1, 2005. Among other aims, the purpose of the repurchase was to optimize AB Volvo's capital structure. In total 300,000 A shares and 14,475,000 B shares were repurchased corresponding to SEK 4,295 M. On

March 1, 2005 the repurchase program was completed and AB Volvo held a total of 7,230,246 shares and 29,890,797 B shares in the company, corresponding to about 8.4% of the total number of shares in the company.

Sales of property yields capital gain of SEK 188 M. In February, Volvo Financial Services, via the Volvo Group's real estate company, Danafjord AB, entered an agreement on the sale of two wholly owned companies, which own properties in Torslanda and Kalmar valued at about SEK 515 M. The sale yielded a capital gain of SEK 188 M for Volvo Financial Services.

Volvo Trucks launches new flagship in North America. In February, Volvo Trucks presented its new flagship for the North American market, the Volvo VT 880. The new truck is aimed at the prestige segment and is equipped with a new 16-liter engine that was launched earlier in Europe. The engine will be assembled in the US. The 16-liter engine has advanced emission control and meets the new emission standards from 2004. It is also designed to be able to meet the ambitious emission standards that become effective in 2007 and 2010. The engine will also be made available for the Volvo VN models later this year, with scheduled production start in August.

Annual General Meeting approved dividend and re-elected the Board. The Annual General Meeting in AB Volvo on April 12, 2005 approved the Board's proposal to distribute SEK 12.50 per share to the shareholders, a total of SEK 5,054,998,025. Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Louis Schweitzer and Ken Whipple were re-elected members of the Board of AB Volvo. Finn Johnsson was re-elected Board Chairman.

Cancellation of shares and new repurchase mandate. The Annual General Meeting also resolved that the company's share capital shall be reduced by SEK 95,021,046 through the cancellation without repayment of 3,084,619 A shares and 12,752,222 B shares that the company repurchased. These aforementioned measures was implemented by May 17, 2005 and registered by the Swedish Companies Registration Office. In conjunction with the reduction, an amount of SEK 95,021,046 was allocated to the statutory reserve. As per May 17, 2005 AB Volvo's share capital amounted to SEK 2,554,104,264, distributed among 135,520,326 Series A shares and 290,163,718 Series B shares.

The Annual General Meeting also decide to authorize the Board of AB Volvo, during the period until the next Annual General Meeting, to decide on the repurchase and transfer of own shares. Purchases may be made of a number of shares so that the company does not hold more than 10% of the total number of shares in the company.

New share-based incentive program. The Annual General Meeting resolved to establish a new share-based incentive program during the second quarter of 2005 for senior executives in the Volvo Group. The program mainly involves that a maximum of 185,000 Series B shares in the Company could be allotted to a maximum of 165 senior executives, including members of Group Management, during the first six months of 2006. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2005 fiscal year and which are set by the Board. If these goals are fulfilled in their entirety and if the price of the Volvo B share at the time of allotment is SEK 300, the costs for the program will amount to about SEK 70 M. So that Volvo shall be able to meet its commitment in accordance with the program in a cost efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

Capital Expenditures

The following table sets forth the Group's aggregate capital expenditures for property, plant and equipment, intangible assets and assets under operating leases, by principal business areas for each of the three years ended December 31:

	2002	2003	2004
	(In millions of SEK)		
Capital expenditures			
Trucks....………………………………………………	4,797	4,384	5,030
Buses.………………………………………………....	256	161	176
Construction Equipment……………………………….	660	525	1,158
Volvo Penta ………………………... …………………….	236	362	297
Volvo Aero.…………………………………………..	583	262	801
Financial Services.…………………………………...	5,461	5,459	4,784
Other and corporate capital expenditures…………………	244	528	237
Group total ……………………………………………	**12,237**	**11,681**	**12,483**

Investment projects emphasized plant and machinery for the production, design and development of commercial vehicles and machinery. The following table illustrates the geographic distribution of the capital expenditures:

	2002	2003	2004
	(In millions of SEK)		
Sweden.……………………………………………....	3,701	2,629	3,690
Europe (excluding Sweden).………………………....	5,793	6,042	6,305
North America.………………………………………	2,261	2,442	1,835
Other countries.……………………………………....	482	568	653
Group total ……………………………………….....	**12,237**	**11,681**	**12,483**

Capital expenditures for property, plant and equipment in 2004 amounted to SEK 5.8 billion (SEK 4.9 billion in 2003, SEK 4.8 billion in 2002). Capital expenditures in Trucks, which amounted to SEK 3.4 billion (SEK 3.2 billion in 2003, SEK 3.2 billion in 2002), were made in tools and equipment for the production of new truck models. Investments were also made to increase the number of workshops for the dealer network in Europe, for a modification of the Hagerstown plant in North America of engines and transmissions and for the move of the assembly line for the MD9 MD11 engines from Skövde, Sweden, to Lyon, France. The level of capital expenditures in Buses amounted to SEK 0.1 billion (SEK 0.1 billion in 2003, SEK 0.1 billion in 2002), in Construction Equipment SEK 1.0 billion (SEK 0.4 billion in 2003, SEK 0.4 billion in 2002), in Volvo Aero SEK 0.2 billion (SEK 0.2 billion in 2002, SEK 0.2 billion in 2001) and in Volvo Penta to SEK 0.2 billion (SEK 0.2 billion in 2003, SEK 0.2 billion in 2002).

Capital expenditures for intangible assets, mainly product and software development, amounted to SEK 2.3 billion (SEK 1.2 billion in 2003, SEK 2.0 billion in 2002). The capital expenditures were distributed among Trucks SEK 1.2 billion (SEK 0.7 billion in 2003, SEK 1.3 billion in 2002), Buses SEK 0.1 billion (SEK 0.1 billion in 2003, SEK 0.1 billion in 2002), Construction Equipment SEK 0.1 billion (SEK 0.1 billion in 2003, SEK 0.2 billion in 2002) and Volvo Penta SEK 0.1 billion (SEK 0.2 billion in 2003, SEK 0.1 billion in 2002) and Volvo Aero SEK 0.6 billion (SEK 0.1 billion in 2003, SEK 0.3 billion in 2002).

Capital expenditures for assets under operating leases amounted to SEK 4.4 billion (SEK 5.6 billion in 2003, SEK 5.4 billion in 2002) The capital expenditures pertained mainly to vehicles and machines subject to new operating lease contracts with external customers within Financial Services' operations in North America and Western Europe.

Capital expenditures currently in progress are shown in "Item 5.B – Liquidity and Capital Resources".

4.B.   Business Overview

General

Six years ago, the operations of the Volvo Group were concentrated on those products with the strongest positions and most competitive volumes. This meant that Volvo exited the car industry and transferred these resources over to commercial vehicles, machines and engines through a series of acquisitions.

In recent years, major changes have been implemented in the organization to coordinate the new structure and simultaneously renew large segments of the product range. The result is a streamlined Group with considerably reduced costs and strong global market positions.

Three large acquisitions were made on three different continents: Samsung's excavator operations in Southeast Asia, Renault Trucks in Europe and Mack Trucks Inc. in North America. These acquisitions strengthened the Group's presence in Asia and made the Volvo Group the largest heavy truck manufacturer in Europe, with a market share of 26.5 percent, and among the largest in North America, with a 19.4 percent market share by the end of 2004. Following the acquisitions, Volvo believes it is the world's largest manufacturer of diesel engines, in the 9-16 liter segment, for heavy vehicles and machinery.

All business areas hold strong positions in their respective markets. Volvo Buses is the world's second-largest bus manufacturer and Volvo Construction Equipment ("Volvo CE") is one of the largest manufacturers of construction equipment. Volvo Penta is a global market leader in marine leisure diesel engines. Components from Volvo Aero are included in 80 percent of all new major aircraft in the world.

The new companies have been integrated rapidly. The new excavators have been sold under the Volvo brand since 1999 and the plant in South Korea is now Volvo's global center for the development and production of crawler excavators, the largest product segment in the construction equipment industry.

Strong growth in all major markets

2004 was characterized by increased demand in most established markets and a continuing sharp expansion in growth markets. Sales of trucks and construction equipment in North America rose steeply, following several years of sluggish demand. The upturn provided a positive impact on the Volvo Group's earnings, since North America is our second largest market.

In North America, customer renewal requirement, in terms of machinery and truck fleets, was the primary factor underlying increasing growth in demand. The market for construction equipment and trucks reached substantially higher levels in 2004 compared with 2003. The market for marine engines continued to increase during the year. The surge in growth in Eastern Europe reinforced the positive trend in the European market.

Rapid economic expansion in Asia continued in 2004. In China, however, the growth rate decreased during the latter half of the year following the efforts of the Chinese government to cool down the economic development. Extensive investments in infrastructure are driving the demand for construction equipment.

Sales by Geographical Areas

The following table sets forth the geographic distribution of the Volvo Group's net sales. Sales are shown based upon the market where the customer is located.

	2002	2003	2004
Market area:	(in millions of SEK)		
Western Europe	97,209	100,849	108,015
Eastern Europe	7,860	8,819	11,062
North America	53,438	44,502	54,094
South America	5,070	5,080	7,338
Asia	12,693	15,819	20,789
Other markets	9,928	8,222	9,103
Total	**186,198**	**183,291**	**210,401**

Strategy

We have a strong presence in Europe and North America, and are growing rapidly in Eastern Europe, Asia and South America. Our operations are hallmarked by strong brands and dealers, extensive service, vast market coverage and competitive financial solutions. We offer transport solutions that strengthen the long-term competitiveness of our customers and partners.

In each business area, we endeavor to attain a leading position in terms of image and customer satisfaction. We are seeking a position as number one or two in terms of size, or maintaining a higher growth rate than competitors. Our goal is long-term earnings above the industry average.

In recent years, we have consolidated our positions in highly competitive markets. Truck operations are currently the largest in Europe and second largest worldwide. Volvo Buses is the world's second largest bus manufacturer and Volvo CE is among the major manufacturers of construction equipment. Volvo Penta is one of the world's leading manufacturers of engines and transmission systems for marine and industrial applications, while Volvo Aero is a world leader in selected components for aircraft engines.

Our focus on commercial vehicles and machinery has permitted considerable cost reductions. In truck operations, for instance, we have developed shared technology and architecture for Mack Trucks, Renault Trucks and Volvo Trucks. Volvo Powertrain supplies the entire Group with engines and gearboxes.

Summary of Group Businesses

Volvo Trucks. Volvo began manufacturing trucks in 1928 and specializes in heavy trucks, with gross vehicle weight above 16 tons. Volvo Trucks products are marketed in more than 130 countries. The greater part of the sales takes place in Europe, North and South America and Asia.

Renault Trucks. Renault Trucks traces its origin to the Berliet and Renault companies founded in 1895 and 1898. With a product program that ranges from light trucks for city distribution to heavy long-haul trucks and military vehicles, Renault Trucks is a true multispecialist with the ability to meet the specific requirements of all types of road transport. Renault Trucks has a strong presence in Europe with 1,350 dealers and service centers, which on a global basis extends to 2,000.

Mack Trucks. Mack Trucks is one of the largest manufacturers of heavy-duty trucks and major product components in North America. Since its founding in 1900, Mack has built on its reputation of strength and durability to become one of the leading heavy-duty truck brands in the North American market. In the US, Mack is a leader in the vocational segments of the heavy-duty truck market. A clear majority of Mack vehicles employ drivelines manufactured in-house – a unique feature in the North American truck industry. In addition, Mack trucks are sold and serviced in more than 45 countries.

Buses. Volvo Buses has a broad range of modern buses that offer efficient transport solutions. The product offering includes complete buses and chassis for city and intercity traffic as well as coaches.

Construction Equipment. Volvo CE's products, spare parts and services are offered worldwide in more than 125 markets. Customers are using the products in a number of different applications including general construction, road construction and maintenance, forestry, demolition, waste handling, material handling and extraction.

Volvo Penta. Volvo Penta offers complete power systems and service for leisure boats, workboats and industrial applications such as power-generating equipment. Volvo Penta operates within three areas of activity: Marine Leisure, Marine Commercial and Industrial.

Volvo Aero. Volvo Aero offers a wide range of services and products for the commercial, aerospace and military aircraft industries, including high-technology components for engines, sale of parts for engines and aircrafts and overhaul and repair of aircraft engines and gas turbine engines. In addition, Volvo Aero provides aftermarket services for gas turbine engines and systems.

Financial Services. Volvo Financial Services (VFS) provides services in four main areas: customer finance and insurance, treasury operations, real estate management and related services. These services enable Volvo to take a Group-wide approach to financial risk. They also play a significant role in Volvo's strategy for becoming the world's leading provider of commercial transport solutions.

Trucks

The total market. The total market for heavy trucks in Europe 27 (Members of the European Union plus Norway and Switzerland) increased by 12% during 2004, compared with 2003. The market in Germany increased by 17% and the UK market decreased by 1%, while the markets in Italy and France increased by 18% and 5%, respectively. Eastern Europe continued to show a positive trend.

The total market for heavy trucks in North America (Class 8) increased by 43% in 2004 compared with 2003. The market for heavy trucks in Brazil rose by 34% compared with 2003.

Business environment. There were no significant changes to the structure of the truck industry during 2004 in terms of mergers or acquisitions. The year was characterized by a synchronized global recovery in demand, which was particularly strong in North America and the Middle East. The increased demand led to a significant increase of truck production, with only moderate investments in new production capacity among OEMs and suppliers. During 2004 the truck industry encountered temporary supply bottlenecks of components and parts, as the suppliers had to accelerate their production systems very quickly to respond to significant increases in production rates.

One factor putting pressure on the industry was the increased costs on raw materials, to which the industry responded by increasing efficiency and adjusting prices.

In 2004, Trucks accounted for 68% of Volvo's sales.

Volvo Trucks. In the beginning of 2005, Volvo Trucks presented the new truck model Volvo VT880 in Phoenix, Arizona. Volvo VT880 is developed for the North American market and is built in the New River Valley plant in Virginia, USA. The New Volvo VT880 is the first Volvo truck on the North American continent equipped with Volvo's new 16-liter engine, the same engine that was launched in 2003 in Europe and other markets.

During the year, Volvo Trucks continued to implement its European retail strategy.

During 2004, Volvo Trucks delivered a total of 97,264 trucks, an increase of 29% compared with a year earlier. Deliveries increased by 52% in North America, by 45% in Asia and by 43% in South America. The strong development in Asia was mainly based on high deliveries to the Iran.

Renault Trucks. In May 2004, Renault Trucks introduced a new generation of the light truck, Renault Mascott, spanning the 3.5 to 6.5 ton segment. The Renault Mascott features a new exterior and interior design, new engines and improved performance. In June, a whole new range of all-wheel-drive military rigid trucks, Sherpa, was launched and at the same time, the product portfolio was extended with the new Renault Puncher, a low entry truck targeted for applications like refuse collection, powered by diesel, GNV (Vehicular Natural Gas) or electric mode.

In the beginning of 2005, Renault Trucks launched a new version of its Renault Magnum truck with new engine and gearbox and extensive driver environment improvements.

Renault Trucks' deliveries during 2004 amounted to 70,486 vehicles, an increase of 14%. Deliveries to Eastern Europe rose by 24%. In Western Europe deliveries of Renault trucks increased by 9%, while deliveries in other parts of the world rose by 43%.

Mack Trucks. Mack launched an ambitious program of product renewal in 2004 with the introduction of its Advantage chassis for highway applications. The new chassis delivers a variety of benefits to enhance efficiency and profitability of customers' operations – and also allows for Mack to expand into a broader range of highway applications.

Mack deliveries rose in 2004 to 25,469 trucks, compared with 18,991 trucks a year earlier. The gains were the result of strengthening in the overall truck market, tied to improved U.S. economic conditions.

Strategic development. The main focus in the truck sector will be to manage the introduction and production start of several new trucks within all three truck brands. The high level of activity, in research and development on the engine side, will also continue to prepare for the launch of a new range that will comply with the new emission standards coming into force in Europe and North America in 2006/2007. The focus on developing stronger distribution networks in Europe, North America and Asia will continue. In production and purchasing, the focus is on mitigating cost increases on raw materials, balancing the effect of currency fluctuation and on managing a tight supply of certain parts and components.

Products. The customer offering is based on an adequate vehicle specification for every customer's needs. The truck operations of the Volvo Group have a broad range of truck specifications for all kinds of transport needs, from city distribution to construction work and long-distance transports. More than 90 % of the trucks branded Volvo are sold in the heavy truck segment (above 16 tons), where all models are based on the company's shared technology and architecture.

Customers are also offered an extensive range of support services. For example, financial services include many different kinds of leasing solutions, often in combination with service and insurance agreements.

Production. The following table sets forth, by series, the number of trucks produced by Volvo during each of the years 2000 through 2004 and the numbers of trucks produced by Mack and Renault during the years 2001 through 2004.

Number of trucks produced	2000	2001	2002	2003	2004
Volvo FL -series ………………………..	7,890	6,690	5,640	4,820	4,980
Volvo FL7, 10, and 12-series and FM7, 10, and 12-series……………….	15,310	14,580	15,300	17,480	18,900
Volvo FH-series………………………	32,720	28,920	31,880	33,720	45,010
Volvo NL and NH-series……………	2,690	2,400	1,490	1,940	1,170
Volvo VN Series and VHD………...	23,400	12,860	14,300	17,080	25,640
Volvo VM ……………………………	-	-	-	400	1,600
Total………………………………..	82,010	65,450	68,610	75,440	97,300
Mack CH……………………………….		7,298	7,540	1,744	2,006
Mack CL………………………………...		984	288	64	170
Mack Vision……………………………		2,122	2,523	4,811	7,283
Mack Granite…………………………..		1,099	4,592	6,217	10,935
Mack DM……………………………..…		703	528	458	519
Mack DMM……………………………..		111	47	-	-
Mack LE……………………………….		1,393	1,084	964	849
Mack MR………………………………..		3,015	1,668	2,034	2,603
Mack RB………………………...…..…		488	103	130	130
Mack RD………………………………..		4,532	2,298	921	17
Mack RD8…………………………		86	35	54	4
Other……………………………..……		-	-	1,122	1,121
Total………………………………..		21,831	20,706	18,519	25,637
Renault Kerax…………………………		7,967	7,677	6,674	7,063
Renault Midlum………………..……....		12,764	12,545	12,801	16,018
Renault Premium………………………		17,918	16,150	15,567	17,250
Renault Magnum……………………….		7,027	7,848	7,516	8,801
Total………………………………..		45,676	44,220	42,558	49,132
Total Volvo, Mack and Renault………		132,957	133,536	136,517	172,069

Production and capacity. Production of trucks in 2004 amounted to 97,300 Volvo Trucks (75,440), 49,132 Renault Trucks (42,558) and 25,637 Mack Trucks (18,519). In addition, Renault Trucks also distributes the Renault Mascott and Renault Master trucks, which are produced by Renault SAS and the SISU trucks.

In 2004, the decision was taken to optimize the industrial system within Renault Trucks. Assembly of the Renault Kerax will be relocated from Villaverde, Spain to Bourg-en-Bresse, France, during 2006. The remaining activities in Villaverde will be the manufacture of crankshafts.

A frame agreement was signed in January 2004 between the Chinese company, Dong Feng Motors and Renault Trucks that lays the foundation for a joint venture for the manufacturing of trucks and truck components in China.

In April 2004, Volvo Trucks opened the assembly plant in Jinan, China together with China National Heavy Truck Corporation.

In September, the Group inaugurated a new engine factory in Vénissieux, France, for the assembly of 9 and 11 liter engines and in October the Group announced a comprehensive investment plan to upgrade its existing engine and transmission plant in Hagerstown, USA, to supply all business areas in the US with heavy duty engines in the future.

Markets and Sales. In 2004, Trucks accounted for 68% of Volvo's sales. Volvo's truck operations' sales by principal geographic market area and operating income for the years 2000 through 2004 are set forth in the following table:

	2000	2001	2002	2003	2004
	(In millions of SEK)				
Western Europe……………………...	30,415	60,841	61,406	63,097	68,664
Eastern Europe……………………...	3,158	5,526	6,424	7,004	8,767
North America……………………..	17,048	33,630	33,721	28,151	35,154
South America……………………..	3,111	3,993	3,277	3,464	5,223
Asia………………………………...	3,432	4,659	5,919	9,206	12,378
Other markets……………………..	1,911	7,919	8,005	6,047	6,693
Total sales………………………..	59,075	116,568	118,752	116,969	136,879
Operating income (loss)………	1,414	(2,066)	1,189	3,951	8,989

Includes Mack Trucks and Renault V.I. since January 2001

Total deliveries from the Group's truck operations amounted to 193,219 trucks in 2004, an increase of 24% compared with 2003. In Europe, 102,666 trucks were delivered, compared with 92,083 trucks in 2003. Deliveries in North America were up 42% compared with 2003 and totaled 49,273 trucks. Deliveries in Asia continued to develop favorably, in particular in Iran.

Buses

The total market. The total bus market rose in most parts of the world during 2004, except in Mexico. However, price pressure remained strong in many markets. The total volume in Europe and North America increased moderately, with the largest percentage increase occurring in South America. Economic growth in Asia remained strong and bus sales continued to rise in many countries.

General. As of December 31, 2004, Volvo was the second-largest manufacturer, by volume, of heavy buses, coaches and bus chassis (with a total weight above 12 tons) in the world. Volvo Buses' product line comprises complete buses, bus chassis and bodies for various applications such as city, intercity buses and coaches as well as related services. Priority is given to transport economy, reliability and environmental characteristics in the development of products of Volvo Buses. Buses' customers are primarily bus operators with vehicle fleets varying from a single bus up to as many as 20,000 buses.

In 2004, Buses accounted for 6% of Volvo's sales.

Strategic development. Volvo Buses' ambition for 2005 is to continue implementing the program that contributed to the improved earnings performance of Buses, with the long-term goal of reaching the Group's profitability targets. After the successful restructuring of the industrial and commercial operations in Europe, a similar program will be started in Mexico and China.

The Company is continuing to standardize the global product program to secure economies of scale. Among other measures, this will be accomplished through continued increased component commonality between the buses and trucks within the Volvo Group.

Business environment. The consolidation trend toward large bus operators continues. However, there is still potential for small companies in the coach segment. The large operators dominate the market and they focus on reliability and life-cycle cost. They want to cooperate with a few suppliers who can offer complete solutions: vehicles, financing, after-market and various forms of software solutions.

Regional authorities and large cities are placing heavy demands on bus safety and minimal environmental impact. They are considering and demanding vehicles that operate on alternative fuels.

Products. Volvo Buses has a broad range of modern buses that offer efficient transport solutions. The product offering includes complete buses and chassis for city and intercity traffic as well as coaches.

In 2004, new versions of Volvo's coaches, the Volvo 9700 and 9900, and Volvo's global bus chassis, B7R, were launched. In Mexico, two new models for intercity and tourist traffic, the Volvo 9300 and 8300, were introduced. The company also continued its broadening of a complete offering to customers, including such actions as opening new Bus Service Centers and introducing new variations of service contracts.

As part of the restructuring of the bus manufacturer Henlys Group plc, Volvo Group reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands.

Production. The following table sets forth the number of buses and bus chassis produced by Volvo during each of the years 2000 through 2004:

Company	Location	2000	2001	2002	2003	2004
Volvo Bus Corporation	Sweden	4,975	5,405	5,968	4,898	5,350
Volvo Truck & Bus	UK	381	0	0	0	0
Volvo do Brasil	Brazil	1,169	964	691	561	797
Prévost Car Inc. [1]	Canada	1,018	518	544	404	545
Nova Bus Corporation[1]	Canada	1,176	807	762	352	266
Volvo Bus de Mexico	Mexico	1,791	1,847	1,117	1,051	888
Volvo Poland	Poland	722	756	650	335	531
Shanghai Sunwin Bus[2]	China	-	-	-	1,566	1,356
Xian Silver Bus[2]	China	-	-	-	275	305
Volvo Peru	Peru	12	24	0	0	0
Proportional method Nova/Prévost [1]		-	(154)	(657)	(378)	(288)
Shanghai Sunwin Bus[2]		-	-	-	(783)	(678)
Xian Silver Bus[2]		-	-	-	(138)	(152)
Total buses and bus chassis		11,244	10,167	9,063	8,143	8,920

[1] From October 2001, Nova/Prévost was consolidated using the proportional method, reflecting a reduction in Volvo's ownership in those entities. As from October 2004 Prévost Car Inc., containing the Nova and Prévost brands, became a wholly owned subsidiary of Volvo Buses.
[2] Xian Silver Bus became a joint-venture company in 1994 and Shanghai Sunwin Bus in 2000. Up until 2002 the income from both joint-ventures was reported according to the equity method. As from 2003 they were consolidated using the proportional method, reflecting a reduction in Volvo's ownership in both entities. The figures in table above reflects the 50% ownership in these joint ventures.

Production and capacity. During 2004 Volvo produced 8,920 buses (8,143) and bus chassis, of which 34% were complete buses and coaches. Capacity utilization in the production system in Europe and North America increased, partly as a result of the upturn in the market and partly because the body plant in Aabenraa, Denmark, was closed during the year.

Markets and Sales. Sales by Volvo Buses by principal geographic market area and operating income for the years 2000 through 2004 are set forth in the following table:

	2000	2001	2002	2003	2004
	(In millions of SEK)				
Western Europe..........................	6,767	6,263	6,695	6,153	6,422
Eastern Europe........................	182	373	409	381	526
North America...........................	7,723	6,847	3,838	2,984	2,960
South America...........................	732	757	366	329	521
Asia..	1,269	1,839	2,022	1,447	1,632
Other markets...........................	514	596	705	684	661
Total sales..............................	17,187	16,675	14,035	11,978	12,772
Operating income (loss)	440	(916)	(94)	(790)	90

Volvo invoiced 8,232 (7,817) buses and bus chassis during 2004. Increased sales were reported from many markets, including Europe, North America, South America and parts of Asia. However, volumes were lower in Mexico and China.

Volvo's market shares in Europe remained at about the same level as in 2003. Volvo remains the market leader in the Nordic region and the UK. Prévost reported higher market shares for its coaches, while Volvo lost market share in China and in Mexico for coaches.

Volvo CE

The total market. The total world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 20% during 2004. In North America the market increased by 27%, Western Europe was up 12%, while other markets were up 20%, primarily driven by strong development in Eastern Europe, up 46%. South America rose 54% and East Asia was up 55%.

The increase in the total market was driven by both heavy and compact construction equipment. The North American market for heavy equipment was up 41% and the market in Europe was up 12%. Other markets rose by 14%.

The world market for compact equipment increased in 2004, up 20% compared with the preceding year. The market in North America was up 21%, and markets in Europe were up 12%. Other markets rose by 27%.

General. Volvo CE has production facilities in Sweden, Germany, France, Poland, the US, Canada, Brazil, South Korea and China. Volvo CE's products are sold and serviced through an extensive network of independent distributors and dealers worldwide, combined with Volvo CE's own sales and marketing companies. Operations are focused on strong growth. The objective is to broaden the range of products, continue to penetrate new markets outside Europe and North America and implement programs directed at important customer segments. Services such as financing, handling of used equipment and information technology support in the sales and distribution process are also being intensively developed.

In 2004, Construction Equipment accounted for 14% of Volvo's sales.

Strategic development. Volvo CE's ambitions for 2005 is to continue to capitalize on the investments in the new products launched over the last couple of years and to continue to grow and develop the aftermarket and service business.

The dealer development program will continue on a global basis. The rental initiative is planned to expand further, and additional stores are to be opened in most geographical areas where Volvo CE operates. On the sales and marketing side, Volvo CE expects to participate in the business growth in Russia and India, to further capitalize on the integrated Bilia distribution network and to benefit from the significant progress made in the development of the North American distribution structure.

The new Tier-3 engines that will be required for certain products in the US in 2005 will be equipped with V-ACT, Volvo Advanced Combustion Technology.

New products, targeting new segments and customers in the construction equipment market, will also be launched during 2005.

Business environment. No major structural changes in the industry were reported during 2004. The consolidation among small and medium competitors continued. Overall business environment remained positive in most markets, with the exception of a significant slow down in China during the second half of the year, due to governmental measures taken to slow the economy. These actions had a considerable impact on the total market for excavators.

Other areas impacting general business conditions for the industry in 2004 were currency development, with a weakening US dollar, and cost increases and supply shortages of raw material such as steel and rubber.

Products. Volvo CE's products, spare parts and services are offered worldwide in more than 125 markets. Customers are using the products in a number of different applications including general construction, road construction and maintenance, forestry, demolition, waste handling, material handling and extraction.

Volvo CE has launched more than 50 new products onto the market over the last three years. The comprehensive product portfolio includes a range of wheeled and crawler excavators, articulated haulers, wheel loaders, motor graders and a range of compact equipment such as compact wheel loaders, compact excavators, backhoe loaders and skid steer loaders.

The customer offering also includes services such as financing, leasing and used equipment sales. The rental initiative, launched in 2001, continues to develop favorably and on December 31, 2004, Volvo CE Rents had 77 stores established in North America and Europe.

In the course of 2004, almost 90% of the US distribution network, acquired from L.B Smith Inc in 2003, was divested. The different distribution areas have been sold to strong, well capitalized and experienced independent dealers.

In Europe, the construction equipment dealerships arising from the Bilia acquisition have been fully integrated with Volvo CE's organization.

Markets and Sales. Sales by Construction Equipment by principal geographic market area and operating income for the years 2000 through 2004 are set forth in the following table:

	2000	2001	2002	2003	2004
		(In millions of SEK)			
Western Europe…………………...	10,029	10,326	10,383	11,576	12,443
Eastern Europe…………………….	255	341	454	772	1,010
North America…………………….	5,823	6,145	5,667	5,428	7,926
South America…………………….	776	847	709	636	922
Asia…………………………………...	2,484	2,773	3,048	3,707	4,961
Other markets…………………….	626	703	751	1,035	1,423
Total Sales……………………….	19.993	21,135	21,012	23,154	28,685
Operating Income………………....	1,594	527	406	908	1,572

Production and capacity. During 2004, the decision was taken to add capacity and start production of crawler excavators, mainly for Europe, in Volvo CE´s factory in Konz, Germany. This means that Volvo CE will produce crawler excavators in Korea, China and Germany. Measures were also taken to increase capacity in the existing articulated hauler factory in Braås, Sweden.

Volvo Penta

The total market. The total world market for marine and industrial engines continued to improve, although the trend varied in different parts of the world. A strong gain for industrial engines was noted in the early part of the year, primarily due to sharply increased demand in China. This increase slackened considerably toward year-end when the Chinese authorities instituted a number of restrictions in order to cool the economy.

In North America, the total market rose for gasoline and diesel engines. Continued stable demand for marine diesel engines was noted in Europe.

General. By supplying technologically superior products focused on performance and operational reliability, and being sensitive to customer demands for effective service solutions, Volvo Penta is a global leader and has one of the industry's strongest brands. With more than 5,000 dealers in some 130 countries, Volvo Penta has a strong global presence.

The plant in Vara in Sweden manufactures large diesel engines. Gasoline engines and drive systems are developed and manufactured in the United States.

In 2004, Volvo Penta accounted for approximately 4% of Volvo's sales.

Business environment. In the marine leisure business, Volvo Penta is an independent supplier of drive systems. This means that Volvo Penta does not manufacture boats and, accordingly, does not compete with its customers. Volvo Penta builds long-term partnerships with boat builders worldwide and focuses its resources on development, sales and services of engines and drive systems.

The same strategy applies in the industrial engine business segment. Business in this segment is dominated by sales of engines for diesel-powered generators, usually referred to as gensets. Volvo Penta does not manufacture complete gensets, but delivers the engines to companies specializing in such production. In this manner, Volvo Penta has partnered successfully with genset producers around the world.

The position as an independent engine supplier, within Marine Leisure and Industrial engine, is one of the cornerstones in the strategy that has contributed to Volvo Penta's successes in recent years. This is also a key element in future growth ambitions, within Marine Leisure as well as the Industrial engine business segment.

Strategic development. Volvo Penta has implemented extensive product introductions in recent years. In 2005, major resources will be applied to securing continued success for these new products in the market, particularly the Volvo Penta IPS drive system. The strong focus in recent years on cost control and cash flow as well as on aligning the production and logistics systems to prevailing market positions will be sustained.

Products. In recent years, Volvo Penta has carried out a number of notable product introductions. These were followed, at the end of 2004, by the launch of the revolutionizing drive system for boats – Volvo Penta IPS (Inboard Performance System). This new system is an alternative to traditional shaft installations for boats in the 35- to 50-foot class. Volvo Penta IPS replaces propellers and rudders with controllable drive units and forward-facing, counter-rotating pulling propellers.

In addition to IPS, a new 9-liter engine for leisure boats was launched as well as the D4-260 and D6-350, which are high-performance versions of Volvo Penta's new generation of marine diesel engines.

Volvo Penta is also continuing to maintain a high pace of development in other segments, including the introduction of a new 16-liter industrial engine and a new 9-liter engine. The 9-liter diesel engine is now being offered to customers within all of Volvo Penta's business segments.

Production and capacity. During the year capacity increases were successively implemented in all plants, including the diesel engine plants in Vara, Sweden, and Wuxi, China, as well as the gasoline engine plant in Lexington, Tennessee, USA. The plant in Vara has conducted parallel production of the existing engine series as well as the new-generation D4/D6. Volvo Penta has also contributed to the high capacity utilization in Volvo's joint engine plant Skövde, Sweden, primarily as a result of the strong sales of industrial engines.

Markets and Sales. The following table sets forth Volvo Penta's sales by geographic market area and operating income for the years 2000 through 2004:

	2000	2001	2002	2003	2004
	(In millions of SEK)				
Western Europe…………………...	3,204	3,789	3,846	4,081	4,723
Eastern Europe……………………	30	38	99	108	184
North America……………………	2,257	2,175	2,261	2,109	2,500
South America……………………	160	213	127	146	142
Asia………………………………...	794	988	1,141	947	1,324
Other markets……………………	154	177	195	205	184
Total sales……………………...	6,599	7,380	7,669	7.596	9,057
Operating income ………	484	658	647	695	937

Volvo Aero

The total market. 2004 showed one of the strongest air traffic rebounds in history. Traffic growth for 2004 increased by 12.5% compared to 2003.

However, high traffic volumes do not necessarily mean strong airline profits and the performance of airlines differed substantially. While the low-cost sector continued to perform well in 2004, many traditional airlines, primarily in the US, faced continuous severe pressure from declining ticket prices and high fuel prices.

General. In the aerospace field, Volvo has substantial resources for the development and manufacturing of engine components and also for the aerospace aftermarket.

Operations include development and production of commercial and military aircraft engines in association with the major engine manufacturers - Pratt & Whitney, General Electric, Snecma, MTU and Rolls-Royce. Volvo Aero is also developing and manufacturing engine components for Ariane space rockets. In the aftermarket, Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines.

In 2004, Volvo Aero accounted for approximately 3% of Volvo's sales from continuing operations.

Strategic Development. Volvo Aero will work hard to meet an increase in demand for new engine components, with a continuous focus on cost.

For 2005, the ambition is also to make sure the development of the GEnx engine runs smoothly and meets the time schedule. The ambition is also to integrate Aero-Craft and to start building up the extension into fan cases as a specialization.

Volvo Aero also aims to improve the aftermarket businesses by increased volumes and reducing costs.

Business environment. Aircraft deliveries increased to 605 aircraft in 2004, compared to 586 in 2003. The order intake for large commercial aircraft was quite modest at 434 in the first eleven months of the year, but there were about 213 order announcements in December. The aircraft manufacturers have announced plans to increase production in 2005.

Products. Volvo Aero offers a wide range of services and products for the commercial, aerospace and military aircraft industries, including high-technology components for engines, sale of parts for engines and aircrafts and overhaul and repair of aircraft engines and gas turbine engines. In addition, Volvo Aero provides aftermarket services for gas turbine engines and systems.

The company operates in close cooperation with partners. In 2004, important contracts on engine programs, such as the new engine GEnx and the industrial gas turbine LM2500, were signed with General Electric.

Production and capacity. In 2004, Volvo Aero extended its cooperation with General Electric, as Volvo Aero became a partner in the new GEnx engine for the future Boeing 787 and Airbus A350. GE and Volvo Aero also signed agreements whereby Volvo Aero increased its stake in the LM2500 industrial gas turbine.

Volvo Aero also acquired the company Aero-Craft outside Hartford, Connecticut, USA. The acquisition was part of forming a strategic alliance with the forged components manufacturer Carlton and will allow Volvo Aero to expand its range of specialized parts with fan cases. Aero-Craft primarily manufactures components for large industrial gas turbines and for aircraft engines.

During 2004, Volvo Aero Services (VAS) and British Airways signed a multi-year agreement, whereby VAS will sell designated surplus spare parts from British Airways. VAS also signed agreements with, among others, Air Pacific, which will be provided with spare parts from the Boeing Company.

Overhaul contracts were signed with Continental Airlines, whereby Volvo Aero will inspect, repair and overhaul Continental's fleet of 30 aircraft with PW121 engines.

Volvo Aero and Harrods Aviation also signed an agreement, whereby Volvo Aero will give full support for heavy maintenance and overhaul of the Honeywell TFE 731 engine.

In June, Sweden and the Czech Republic signed a leasing agreement for 14 Gripen fighter aircraft for 10 years. Volvo Aero is responsible for service and product support of the RM12 engine for the Gripen fighter.

Markets and Sales. The following table sets forth Volvo Aero's sales by geographic market area and operating income (loss) for the years 2000 through 2004:

	2000	2001	2002	2003	2004
	(In millions of SEK)				
Western Europe………………..	4,651	4,788	3,422	3,951	3,130
Eastern Europe………………….	42	87	28	49	49
North America………………….	5,040	5,841	4,573	3,301	3,127
South America………………….	134	187	177	152	138
Asia……………………………..	701	708	497	428	400
Other markets…………………..	145	173	140	149	81
Total sales…………………….	10,713	11,784	8,837	8,030	6,925
Operating income (loss)…………	621	653	5	(44)	377

Financial Services

Financial services are a significant part of Volvo's strategy to become the world's leading provider of commercial transport solutions. The business area Volvo Financial Services (VFS) was established in 2000 to handle Group customer-financing operations, the insurance business, treasury activities and real estate operations. The aim is to focus on developing various types of financial services primarily related to Volvo's products and services.

VFS aims to fulfill the market's growing need for increasingly sophisticated financial solutions separately or combined with insurance and/or service contracts. This strengthens the competitiveness of Volvo's dealers thereby potentially enhancing the Group's growth and profitability.

Volvo's expanding customer finance operations cover Europe, North America, Australia, and parts of South America and Asia. VFS conducts customer financing directly or through cross-border activities in over 50 countries. Finance programs support the dealers and end-customers of Volvo's business areas. The range of financial services includes installment contracts, financial and operational leasing, and dealer financing. In many markets, insurance, service and maintenance contracts are also offered separately or in combination with financing services.

VFS earned SEK 1,365 million in operating income, up 47% from SEK 926 million reported in 2003. Return on equity was 11.1% (9.8) with a year-end equity ratio of 11.6% (12.0).

The improving business climate and rebound in capital spending gives VFS optimism going into 2005. As competition increases, VFS will pursue growth opportunities while maintaining the quality of its pricing and credit decisions. Conservatively managing a healthy customer finance portfolio remains the top priority. VFS will also monitor the capital markets to help ensure its funding costs remain best in class.

Suppliers

Volvo's decision on whether to manufacture or to purchase from suppliers any particular component is made competitively on commercial terms. Although Volvo manufactures certain major components, including engines, transmissions and truck cabs, components are, to a large extent, purchased from suppliers outside of the Volvo Group. Increasingly, Volvo contracts with suppliers to manufacture an entire functional unit, such as completely finished seats, with the supplier assuming full responsibility for production to Volvo's specifications. The primary prerequisites for cooperation with suppliers are near zero-defect quality level, competitive cost, and flexible and reliable delivery performance. Volvo also considers environmental matters in its selection of suppliers.

Sources and availability of raw materials. Volvo purchases raw materials, parts and components from numerous outside suppliers. A majority of the Group's requirements for raw materials and supplies is filled by single-source suppliers. The impact of an interruption in supply will vary by commodity and components. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which would take time to recreate. The inability of a supplier to deliver could have an adverse effect on production at certain of Volvo's manufacturing locations.

The cost for raw material and components can vary significantly over the business cycle. These variations can occur due to changes in the commodity market or our suppliers' ability to deliver.

See "Item 3.D – Risk Factors – Volvo relies on suppliers for the provision of certain raw materials and components".

Marketing

The greater part of the sales of Volvo's products takes place in Europe, North America and Asia. Globally the majority of Volvo's products is sold through independent dealers. In Europe a majority of Volvo's products is sold through independent dealers but a significant part of sales is carried out through Volvo's own dealer network. In North America products are sold mainly through independent dealers but Volvo also has a substantial part of direct sales to large fleet customers.

Research and Development

In 2004, 2003 and 2002, research and development expenses were SEK 7,233 million, SEK 6,829 million and SEK 5,869 million, respectively. Considerable research work is devoted not only to traditional product development, but also to developing effective software and total solutions designed to improve profitability in Volvo's customer's business.

New improved products Volvo's research and development focuses on its customers' business, environmentally adapted solutions and safety awareness. In the beginning of 2005 Volvo introduced two new truck models based on shared technology and architecture: Renault Magnum and Volvo VT880. In product development, all business areas and business units use a well-structured process with quality gates and milestones specifying the requirements that have to be fulfilled before a project is allowed to continue. Safety and environmental requirements are also key parameters in the process.

The focus on product quality in the development process as well as in the interface with the customer has led to improved results in customer satisfaction measurements.

Safety in focus. Safety is one of Volvo's core values and research in this field has a high priority. Safety relates to the use of our products in society. We strive to minimize the risks and consequences of accidents, and to improve the safety and work conditions for vehicle operators. The Volvo Group has a strong commitment to provide customers with products that meet high demands on safety and we shall thereby be recognized as a leading producer of safe products, components and systems.

Safety aspects have a prominent role in all our product development and are based on an awareness of the user's expected behavior. The basis for good safety is reliable and efficiently functioning products that respond in the anticipated manner. The user must be offered optimal conditions for handling the vehicle, even in complex situations.

The Volvo Group has made considerable progress in developing systems that help drivers to drive safely. For example, our trucks and buses can be equipped with electrically controlled disc brakes. These can be used in a stabilization system, Electronic Stability Program, ESP. Another example is the Adaptive Cruise Control, ACC, an electronic system that automatically adjusts the vehicle speed and distance in relation to the vehicle ahead.

Environmental improvement and utilization. Improved fuel efficiency results in lower costs for our customers and is an effective way to reduce emissions of carbon dioxide. In order to improve air quality, regulators in many countries are placing even more stringent requirements on reducing emissions, especially of nitrogen oxides and particulates.

In order to meet these demands, we are continuously developing new engine technologies that reduce fuel consumption and emissions. The harmful substances in emissions have been reduced by up to 85% over the past twenty years. Fuel consumption and carbon dioxide emissions have been cut by 30% over the same period.

Our products use primarily diesel engines, due to their energy efficiency and their potential for low emissions. While the primary focus is on developing diesel engines, Volvo has also made significant strides in the areas of alternative engine types and fuels. In the long term, we regard dimethylether as a possible fuel alternative. It can be used in the diesel process, has a high level of efficiency and can be produced from renewable raw materials.

Patents, Trademarks and Licenses

Volvo's patents, trademarks, trade names and licenses are important to the business of each of the business areas within Volvo. Volvo owns or otherwise has rights to a substantial number of trademarks that it uses in conjunction with its business. Volvo believes that the level of protection of trademarks and other intellectual property rights used in its business is and has historically been adequate relative to its business. Volvo will use its best efforts to maintain the protection of such rights to the same extent in the future and is continuously evaluating and renewing its trademark and trade name registrations in all countries in which Volvo does any material amount of business. After the sale of Volvo Cars to Ford, the Volvo trademark is owned by Volvo Trademark Holding AB, which is jointly owned by AB Volvo and Volvo Car Corporation. The right to use the trademark "Volvo" has thereafter been regulated through license agreements made between Volvo Trademark Holding AB and AB Volvo and Volvo Car Corporation, respectively.

Volvo Car Corporation has the right to use the "Volvo" trademark for passenger cars, minivans carrying up to 10 passengers, light trucks with payload up to 1,500 kilograms, sports utility vehicles and other vehicles, but not buses or other vehicles used solely for commercial purposes, that have a gross vehicle weight of not greater than 5,400 kilograms (12,000 lbs. gross weight). AB Volvo has the right to use the trademark for trucks, buses, construction equipment, industrial and marine engines, aerospace equipment and all other products (apart from those which Volvo Car Corporation has the right to use the trademark for). To secure these rights and avoid having the trademark eroded, AB Volvo and Volvo Car Corporation have jointly adopted mechanisms to control their respective use of the trademark and to prevent others from taking undue advantage of it.

With regard to the "Mack" trademark, which is owned within the Volvo Group, similar control mechanisms apply. Volvo's right to use the "Renault" trademark are limited to the truck sector only and are governed by a license agreement with the French company Renault SA, the owner of the "Renault" trademark.

Regulatory Matters

Environmental and Other Regulatory Matters

The corporate values of quality, safety and environmental care are present in the daily operations of the Volvo Group. Quality and environmental management systems are used in all parts of the organization as the means for addressing responsibility and objectives. The Group policies and a common network of environmental auditors monitor compliance with the Group guidelines and objectives.

During 2002, improved energy efficiency and lower emissions were defined as the focused environmental agenda for the entire Volvo Group, and objectives for the coming tree-year period were developed.

Fuel efficiency is the main interest of all our customers, with its direct link to the operating costs of the business. Improved total fuel efficiency is also the most rewarding way to decrease carbon dioxide (CO_2) emissions.

At the same time to improve ambient air quality, increasingly stricter emission regulations put pressure on the engine development to decrease mainly nitrogen oxides (NOx) and particle emissions. Unfortunately, higher fuel efficiency normally means higher emissions of NOx, a physical fact resulting from higher combustion temperatures. This balance is the challenge for all the Volvo Group business areas.

The recent product launches demonstrate how the stricter emission requirements have been met with highly competitive fuel efficiency. Volvo Penta's new medium-heavy marine diesel engines, D6-350 and D4-260, and the new D9, a future alternative to outboard engines demonstrate decreased fuel consumption combined with substantially lower emissions as well as advantages in terms of weight and noise levels. The key to this strategy is a close collaboration between engine development and each application, to ensure the right combination of engine, transmission, chassis and body. The I-shift transmission used in the Volvo Trucks is an example of this integration.

4.C.   Organizational Structure

The Volvo Group's operations during 2004 were organized in eight business areas: Volvo Trucks, Renault Trucks and Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are certain operations, consisting mainly of service companies that are designed to support the business areas' operations. In the financial reporting the business areas Volvo Trucks, Renault Trucks and Mack Trucks are reported as one segment.

Each business area except Financial Services has total responsibility for its operating income and operating capital. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally.

The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

See "Item 18 – Financial Statements - Note 2" for information concerning Volvo's group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held.

4.D.   Property, Plants and Equipment

At December 31, 2004, the eight business areas of Volvo had manufacturing facilities worldwide.

Major components for the Group's products are manufactured in Sweden, including engines, power transmission systems, cabs and sheet metal components.

Trucks are assembled in Volvo-owned plants in Sweden, Belgium, France, Spain, Brazil, Venezuela, Botswana, Australia, the United States and India. There are joint-venture plants in Russia and China and local assembly of CKD-kits (Completely Knocked Down) of Volvo trucks in Morocco, Malaysia, Iran, Tunisia, Egypt, Saudi Arabia, Thailand and Taiwan.

Besides eleven plants in Europe, Volvo's bus production takes place in Brazil, the United States, Canada, Mexico and China. Facilities for production of construction equipment are located in Sweden, Germany, France, Poland, the United States, Canada, Brazil, South Korea and China.

Volvo Penta's production facilities are in Sweden, United States and China. The principal production facilities of Volvo Aero are located in Sweden and in Norway.

Spare part operations of Trucks, Buses, Construction Equipment and Marine and Industrial Engines in Europe is being coordinated through Volvo Parts' warehouses in Belgium and six support warehouses in England, France, Italy, Sweden, Finland and Spain.

The major part of the properties owned by the Volvo Group are used in the Group's own operations. A certain number of the properties owned are leased to Volvo Car Corporation. The greater part of Volvo's production facilities is owned by Volvo.

Volvo believes that the Group's principal manufacturing facilities and other significant properties are in good condition and are adequate to meet the needs of the Volvo Group.

Environmentally adapted production. Environmental protection and responsible utilization of our shared natural resources are obvious aspects of Volvo's production. The Volvo Group places environmental requirements on all facilities. These requirements include guidelines for the utilization of chemicals, energy use, emissions into the air and water, waste management, environmental organization and improvement efforts.

Since 1989, routine audits are conducted in order to monitor environmental efforts. Auditors identify environmental risks and any necessary measures that must be taken. Follow-up is conducted to ensure that work is completed. We have insurance coverage for environmentally related damages to the immediate surroundings, for example in the event of a sudden emission.

All of Volvo's production facilities have the requisite environmental permits. In Sweden, there are 16 facilities that require permits. Those permits encompass waste, noise and emissions into the air, ground and water. Three Swedish environmental permits are subject to renewal in 2005.

Freight. Air pollution from our own industrial operations is substantially lower than the emission from transport of goods to and from our production facilities. In order to encourage environmental improvement measures in our transport systems, Volvo Logistics, the Group's procurement company for transport services, continuously assesses the environmental work of contracted transport companies according to a classification system. Every new supplier contract includes an environmental clause whereby the transport company undertakes to operate in accordance with the ISO 9000 and ISO 14001 standards.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

5.A.   Operating Results.

The following operating financial review should be read in conjunction with the Company's Consolidated Financial Statements included herein. The Consolidated Financial Statements and the financial information discussed below have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). For a discussion of the principal differences between Swedish GAAP and US GAAP, see "Item 18. Financial Statements—Note 34."

General

The following table sets forth the Volvo Group's sales and operating income by business areas for each of the years in the three-year period ended December 31, 2004.

	2002	2003	2004
	(In millions of SEK)		
Net sales			
Trucks	118,752	116,969	136,879
Buses	14,035	11,978	12,722
Construction Equipment	21,012	23,154	28,685
Volvo Penta	7,699	7,596	9,057
Volvo Aero	8,837	8,030	6,925
Financial Services	9,925	9,153	9,598
Other and eliminations	5,968	6,411	6,535
Total, as reported	**186,198**	**183,291**	**210,401**
Operating income (loss) [1]			
Trucks	1,189	3,951	8,989
Buses	(94)	(790)	90
Construction Equipment	406	908	1,572
Volvo Penta	647	695	937
Volvo Aero	5	(44)	377
Financial Services	490	926	1,365
Other	194	(3,142)	870
Total, as reported	**2,837**	**2,504**	**14,200**

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[1] Operating income in 2004 included reversal of write-down of shares in Scania AB of 915, which was reported in Other and write-down of shares in Henlys Group plc of 95, which was reported in Buses.

Operating income in 2003 included write-down of shares in Scania AB and Henlys Group plc amounting to SEK 4,030 million, of which SEK 429 million was reported in Buses (Henlys Group plc) and SEK 3,601 million was reported in Other (Scania AB).

Volvo's investment in Scania AB

During 1999 and 2000, Volvo acquired 45.5% of the capital and 30.6% of the voting rights in Scania AB, one of the world's leading manufacturers of trucks and buses. As a condition in connection with the European Commission's approval of Volvo's acquisition of Renault V.I. and Mack Trucks Inc. in 2001, Volvo undertook to divest its holding in Scania not later than April 2004. At year-end 2003, the carrying value of Volvo's holding in Scania AB was determined to be SEK 20.4 billion. The carrying value of the holding of the 63.8 million Scania Series B shares was determined based upon the consideration received when Volvo divested those shares to Deutsche Bank on March 4, 2004. The carrying value of the holding of 27.3 million Scania Series A shares was determined based upon the closing share price of SEK 202 on December 31, 2003. A write-down of SEK 3.6 billion was thereby charged to Volvo's operating income under Swedish GAAP for 2003. In April 2004, the Annual General

Meeting approved a dividend to AB Volvo's shareholders of 99% of the shares in Ainax AB, a wholly owned subsidiary holding all of Volvo's Scania Series A shares. The distribution of shares in Ainax AB to Volvo's shareholders was made on June 8, 2004 and the value of this dividend was SEK 6,310 million. A reversal of the write-down was done with SEK 915 million during 2004. Volvo has no longer any holdings in Scania AB or Ainax AB.

Volvo's investment in Henlys Group plc

During 1998 and 1999, Volvo acquired 9.9% of the capital and voting rights in Henlys Group plc at a total acquisition cost of SEK 524 million. Henlys Group was a British company involved in manufacturing and distribution of buses and bus bodies in Great Britain and North America. Volvo and Henlys Group jointly owned the shares of the North American bus operations Prévost and Nova Bus. In February and March 2004, Henlys announced that its earnings for 2004 were expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it was determined at the date when Volvo issued its 2003 financial statements that Volvo's holding in Henlys Group plc was permanently impaired at December 31, 2003, and a write-down of SEK 429 million was charged to operating income under Swedish GAAP for 2003. After this write-down, the carrying value of Volvo's shares in Henlys Group amounted to SEK 95 million, corresponding to the market value of these shares at year-end 2003. On June 10, 2004, Henlys Group announced that it was holding discussions with its lending banks and other principal creditors regarding a restructuring of the Henlys Group, and that it intended to delist its shares from the London Stock Exchange, Volvo wrote-down the remaining SEK 95 million in the second quarter 2004.

In October 1999, Volvo issued a convertible debenture loan to Henlys Group of USD 240 million in connection with Henlys Group´s acquisition of the US school bus manufacture Bluebird. The convertible debenture loan matured in October 2009. During the autumn 2004 Henlys Group was restructured. Following the restructuring, the intention is to liquidate Henlys Group.

As part of the restructuring of the bus manufacturer Henlys Group, Volvo Group reached an agreement to acquire the remaining 50% of the North American bus manufacturer Prévost Car Inc., containing the Prévost and Nova brands.

The purchase price was SEK 554 million including two loans made available to Prévost Car Inc. by Henlys. In accordance with the agreement, Prévost Car Inc. became a wholly owned subsidiary of Volvo Bus Corporation. The agreement also involved Volvo converting part of the convertible debenture loan of SEK 1,601 million issued to Henlys into common and preferred shares in a newly established US-based company containing the US school bus manufacturer Blue Bird. After the conversion Volvo owns 42,5% of the common shares in the new company. The conversion resulted in a write-down of approximately SEK 1.3 billion.

Volvo and Renault agreement

In July 2000, AB Volvo reached an agreement with Renault S.A. to acquire Mack Trucks and Renault V.I., the truck operations of Renault, in exchange for 15% of AB Volvo's shares.

During 2000, AB Volvo repurchased 10% of the Company's outstanding shares. On January 2, 2001, the acquisition became effective and these shares were transferred to Renault S.A. as partial payment for the shares of Mack Trucks and Renault V.I.

During the beginning of 2001, Volvo made an additional repurchase of 10% of the total number of outstanding shares in AB Volvo. On February 9, 2001, 5% of the shares were transferred to Renault S.A. as final payment for the shares of Renault V.I.

The purchase price for the shares of Mack Trucks and Renault V.I. was set at SEK 10.7 billion, based on the Volvo shares price at the date of the acquisition. The fair value of the acquired assets and liabilities was established at the end of 2001 and goodwill related to the acquisition was set at SEK 8.4 billion.

During 2001, AB Volvo and Renault S.A. entered into a dispute regarding the final value of the acquired assets and liabilities in Renault V.I. and Mack Trucks. The dispute was settled during the fourth quarter of 2004 and an amount of SEK 981 million has reduced the goodwill amount pertaining to the acquisition of Renault V.I.

Economic and market conditions. 2004 demonstrated a significant upswing in global economic momentum. The United States and Asia stood out as the most buoyant economies. While the economic expansion in the United States was continuous supported by stimulative financial, monetary and fiscal policies, the European Union faced a tighter set-up of financial policies. The latter, in combination with a significant appreciation of the Euro, contributed to a more flat European development. The combination of growing expectations on the global economy and low long-term interest rates affected certain raw material prices to increase significantly.

The total market for heavy trucks in Europe 27 (Members of the European Union plus Norway and Switzerland) increased during 2004 compared with 2003 by 12%, at approximately 256,000 trucks. The markets in Germany strengthened by 17% while it decreased in the United Kingdom by 1%. The markets in Italy and France increased by 18% and 5% respectively. In North America, the total market for heavy trucks (Class 8) increased by 43% compared with 2003 at a level of 255,000 vehicles. Growth rates in Eastern Europe and Asia remained favorable and the market for heavy trucks in Brazil rose by 34% compared with 2003. The total world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 20% during 2004. The growth was mostly attributable to North America, East Asia and Eastern Europe. The market conditions for Volvo Buses improved somewhat while Volvo Aero's market, air traffic growth was exceeding double digit for 2004. However, airline results are still weak and the low-cost sector continuous to gain market shares.

Factors affecting results. The Volvo Group's sales are principally affected by unit sales volume and vehicle prices as well as by currency fluctuations, product mix and sales of optional equipment. The profitability of Volvo's operations depends on a number of factors, including research and development expenses and the ability to achieve cost and capital efficiencies in product manufacturing.

Impact of Currency Fluctuations. A substantial amount of Volvo's assets and debt are denominated in currencies other than Swedish kronor or located in countries other than Sweden. Most of Volvo's sales take place outside Sweden with invoicing in U.S. dollars and other currencies. The sales outside Sweden amounted to SEK 173,275 million, SEK 168,490 million and SEK 195,795 million, or 93%, 92% and 93% of Group sales in 2002, 2003 and 2004, respectively.

A large part of Volvo's production takes place outside Sweden. In addition, a large percentage of the Group's suppliers are located outside the production countries from which Volvo imports, among other things, parts and various raw materials, which may be invoiced in currencies other than kronor. Volvo's sales and income, expressed in kronor, may be materially affected by fluctuations in the exchange rates between the kronor and the currencies in which the Group sells to customer or purchases from suppliers.

Changes in exchange rates have both dynamic and direct effect on income. The dynamic effects include the pricing of products sold and materials purchased in foreign currency. Changes in exchange rates also affect competitors and thus have an indirect impact on Volvo's competitiveness. The direct effects arise mainly when income, expense, assets and liabilities in foreign currencies are translated to Swedish kronor at rates different than those used to translate financial items for an earlier period.

The Swedish krona strengthened during 2004 significantly compared US dollar, with a substantial negative effect on operating income. Changes in spot-market rates for other currencies had minor effects.

The total effect of changes in currency exchange rates on operating income in 2004 compared with 2003 was negative by approximately SEK 1,800 million. The transactional effect of changed spot-market rates was negative, approximately SEK 1,100 million. The effect on income of forward and option contracts amounted to a gain of SEK 828 million (gain of SEK 1,243 million in 2003), which resulted in a negative impact of SEK 415 million for 2004, compared with 2003. Changes in spot rates in connection with the translation of income in foreign subsidiaries and the revaluation of balance sheet items in foreign currencies had a negative impact of SEK 237 million.

Adoption of International Financial Reporting Standards. Effective in 2005 Volvo has adopted International Financial Reporting Standards ("IFRS") in its financial reporting. The transition from Swedish GAAP to IFRS is being made to implement a regulation applicable to all listed companies within the European Union as of 2005. Volvo considers that the most significant effects will pertain to accounting for financial instruments and goodwill. Restatement of figures for prior years will be made in accordance with the requirements of the transition rules. See "Item 5.B – Introduction of new accounting principles".

Volvo and the Euro. Volvo established the Euro as the functional currency for its operations in the countries that are members of the European Monetary Union (EMU) in 2001. In September 2003, a referendum was held in Sweden about membership in the EMU. The majority of the votes was against Swedish membership.

Results from continuing operations

2004 compared with 2003

Volvo Group. Net sales in 2004 amounted to SEK 210,401 million (183,291), an increase of 15% compared with 2003. Adjusted for changes in currency exchange rates, net sales increased by 18%.

Net sales of Volvo's truck operations amounted to SEK 136,879 million, an increase of 17% compared with 2003. Adjusted for changes in currency exchange rates sales increased by 20% compared with 2003. The increase in sales related to improvements in all major markets, most notably in North America and Asia. The latter was due to a strong demand in Iran. Total deliveries from the Group's truck operations amounted to 193,219 vehicles in 2004, approximately 24% higher than in 2003.

In Buses, net sales increased by 6% compared with 2003, with an increase in bus deliveries in Western Europe contributing to this development. Adjusted for changes in currency exchange rates sales increased by 6% compared with 2003. In an increasing world market, net sales of Construction Equipment rose 24%. Adjusted for changes in currency rates sales increased by 28% compared with 2003, driven by a wider product range and improved market shares. In Volvo Penta, the strong sales development continued in 2004, with net sales increasing by 19% Adjusted for changes in currency exchange rates sales increased by 24% compared with 2003. Volvo Aero's net sales decreased by 14% Adjusted for changes in currency rates sales decreased by 6% compared with 2003.

The Group's net sales in Western Europe increased by 7%. Net sales in North America were up 23% due to a strong replacement demand for both trucks and construction equipment. Sales in Eastern Europe and Asia grew by 27% and 31% respectively while sales in South America increased 47%.

Operating income increased significantly in 2004 and amounted to SEK 14,200 million, compared with an operating income of SEK 2,504 million in 2003. The improvement in operations was mainly attributable to higher volumes, higher margins on newly introduced products and cost rationalization. The operating income was positively affected by the revaluation of Scania shares with SEK 915 million (write down SEK 3,601 million) and negatively by the write down of shares in Henlys with SEK 95 million (429).

Trucks' operating income in 2004 amounted to SEK 8,989 million (3,951). The improvement across the three truck brands, Mack, Renault Trucks and Volvo, is largely related to higher volumes and increased margins due to price realization and cost rationalization. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings. On markets outside Europe Volvo Trucks also recorded improvements.

The operating income in Buses in 2004 amounted to SEK 90 million (loss: 790), including the write-down of shares in Henlys Group plc, amounting to SEK 95 million (429). The improvement in operating income was largely related to the turnaround program within Volvo Buses. Construction Equipment reported operating income of SEK 1,572 million compared with SEK 908 million in 2003. The improved earnings were primarily related to increased volumes due to recently launched products, further improved market shares and strengthened distribution, however strongly offset by negative currency effects and increased raw material costs.

Operating income in 2004 for Volvo Penta amounted to SEK 937 million (695). The strong financial performance of Volvo Penta mainly related to higher sales and improved gross margins. In Volvo Aero, operating income increased to SEK 377 million (loss: 44). The improved earnings were mainly a result of cost reduction and more efficient use of production facilities.

Operating income within Financial Services amounted to SEK 1,365 million (926). Financial Services' favorable trend of progressively increasing earnings primarily pertained to a continued improved performance of the credit portfolio.

Operating margin for the Volvo Group during 2004 was 7.0%, compared with 1.4% in 2003.

Trucks. Total deliveries from the Group's truck operations amounted to 193,219 trucks in 2004, an increase of 24% compared with 2003. In Europe, 102,666 trucks were delivered, compared with 92,083 trucks in 2003. Deliveries in North America were up 42% compared with the year-earlier period and totaled 49,273 trucks. Deliveries in Asia continued to develop favorably, particularly in Iran. Net sales of Volvo's truck operations amounted to SEK 136,876 million in 2004. Adjusted for currency effects, sales increased by 20% compared with 2003.

Operating income in 2004 amounted to SEK 8,989 million (SEK 3,951 million in 2003). In Europe, Volvo Trucks' strong performance was further enhanced and a considerable improvement was recorded in markets outside Europe. In North America both Mack Trucks and Volvo Trucks showed significant earnings improvements. Renault Trucks also reported higher earnings. The improvement in the truck operations was largely attributable to higher sales volumes and increased margins.

Research and development expenses within the truck operations amounted to SEK 5,145 million in 2004, compared with SEK 4,874 million in 2003.

Buses. Volvo invoiced 8,232 (7,817) buses and bus chassis during 2004. Increased sales were reported from many markets, including Europe, North America, South America and parts of Asia. However, volumes were lower in Mexico and China.

Net sales during 2004 rose to SEK 12,722 million (11,978 million). The increase was attributable largely to higher volumes as well as to improved price management. During the year, the company reversed an operating loss of SEK 361 million in 2003 to an operating income of SEK 185 million, excluding write-down of shares in Henlys Group plc. amounting to SEK 95 million (429 million).

The improved earnings were due to increased volumes, higher prices, benefits from restructuring in Europe, including the plant in Aabenraa, Denmark, as well as the general cost reductions carried out by the company. Tied-up capital was reduced, due in part to shorter lead times from order to delivery.

Research and development expenses for Buses in 2004 amounted to SEK 475 million, compared with SEK 453 million in 2003.

Construction Equipment. Net sales amounted to SEK 28,685 million (SEK 23,154 million in 2003), up 28% adjusted for currency effects. The increase was mainly attributable to all-time-high volumes as a result of the expanded product range, improved distribution and dealer development, improved market shares and generally favorable market conditions.

Operating income in 2004 increased 73% to SEK 1,572 million (SEK 908 million in 2003) and the operating margin was 5.5% (3.9% in 2003). The improved earnings were primarily related to increased volumes, which were strongly offset by negative currency effects and increased costs for raw materials.

Research and development costs for Construction Equipment in 2004 amounted to SEK 1,007 million compared with SEK 904 million in 2003.

Volvo Penta. Net sales rose 19% to SEK 9,057 million in 2004, compared with SEK 7,596 million in 2003, due to strong growth in all of Volvo Penta's business segments. Operating income increased form SEK 695 million in 2003 to SEK 937 million, an increase of 35%. The operating margin was 10.3% (9.1% in 2003). Both sales and operating income were all-time-highs for Volvo Penta.

Research and development costs for Volvo Penta amounted to SEK 312 million in 2004, compared with SEK 291 million in 2003.

Volvo Aero. Volvo Aero's net sales declined 14% to SEK 6,925 million (8,030 million). The decline in sales was primarily attributable to a combination of lower volumes, mainly within engine overhaul, in combination with strong price pressure and the weakening US dollar.

During the same period, operating income was SEK 377 million (loss: 44 million). The improved result was mainly attributable to cost reduction and more efficient utilization of production facilities in Trollhättan, Sweden, and Kongsberg, Norway. A better mix of products and higher demand for new spare parts also contributed positively to the income. The operating margin was 5.4% (negative: 0.5%).

The most profitable areas continue to be production of components and spare parts for commercial aircraft engines. Profitability remains unsatisfactory in the aftermarket business.

Research and development costs in Volvo Aero amounted to SEK 209 million in 2004, compared with SEK 224 million in 2003.

Financial Services. Year-end operating income amounted to SEK 1,365 million (SEK 926 million in 2003). Return on equity was 11.1% (9.8% in 2003) with a year-end equity ratio of 11.6% (12.0% at end of 2003).

Write-offs in 2004 totaled SEK 429 million resulting in an annualized write-off ratio for the year of 0.66% (1.37% for 2003). Total credit reserves amounted to SEK 1.3 billion at the end of December, and the credit reserve ratio at year-end was 2.08%.

Other. Operating income in 2004 from the Group's other operations included AB Volvo and certain internal service companies and amounted to SEK 870 million (loss SEK 3,142 million in 2003). Operating income from the Group's other operations in 2004 included a revaluation of Scania shares with SEK 915 million, compared to a write-down amounting to SEK 3,601 million 2003. In 2003 a dividend received from Scania of SEK 501 million was included.

Net interest expense. Net interest expense for the year amounted to SEK 411 million (SEK 791 million in 2003). The lower net interest expense was mainly explained by higher financial assets and lower financial liabilities during 2004. This development is explained by the sale of Scania B shares and the strong operating cash flow during 2003.

Income taxes. During 2004, income tax expenses of SEK 3,184 million was reported, compared with SEK 1,334 million for 2003. The income tax expense was related to current and deferred tax expenses.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%), Volvo Aero Services LP (5%) and Wuxi da Hao Power Co, Ltd (30%).

2003 compared with 2002

   Volvo Group. Net sales in 2003 amounted to SEK 183,291 million (SEK 186,198 million in 2002), a decrease of 2% compared with 2002. Adjusted for changes in currency exchange rates, net sales increased by 6%.

   Net sales of Volvo's truck operations amounted to SEK 116,969 million, a decrease of 2% compared to 2002. Adjusted for currency effects, sales increased by 5% compared with 2002. Net sales were positively affected by higher deliveries in Asia and Eastern Europe. In North America, deliveries of trucks were down by 5% and in Western Europe the Volvo Group's deliveries of trucks were 4% lower than in the preceding year.

   In Buses, net sales decreased 15% compared with 2002. The decline was partly attributable to currency movements. Adjusted for these effects, net sales decreased 8%, pertaining mainly to lower deliveries in North and South America, partially offset by favorable volumes in China and the Nordic countries. In an increasing world market, net sales of Construction Equipment rose 10%, adjusted for currency effects 18%, driven by a wider product range and improved market shares. In Volvo Penta, a weakening total market and negative currency effects were partially compensated by increased market shares, and net sales decreased by 1%. Adjusted for changes in currency rates Volvo Penta's net sales increased by 8%. Volvo Aero's net sales declined by 9%, due mainly to negative effect from changes in currency rates. Adjusted for changes in currency rates, Aero's net sales increased by 4% despite the crisis in the airline industry.

   The Group's net sales in Western Europe increased by 4%. Net sales in North America were down 17% due to lower USD exchange rates and lower deliveries of Mack trucks. Sales in Eastern Europe and Asia grew by 12% and 25% respectively while sales in South America were unchanged.

   Operating income for the Volvo Group in 2003 amounted to SEK 2,504 million, compared with SEK 2,837 million in 2002. Operating income included write-down of shares in Scania AB and Henlys Group plc amounting to SEK 3,601 million and SEK 429 million, respectively. Higher margins on newly introduced products as well as price realization and cost rationalization affected operating income positively.

   Trucks' operating income in 2003 amounted to SEK 3,951million (SEK 1,189 million in 2002). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

   The operating loss during 2003 in Buses amounted to SEK 790 million compared with a loss of SEK 94 million in 2002. The weaker result was related to the write-down of shares Henlys Group plc amounting to SEK 429 million, lower volumes, continued price pressure and currency effects. Construction Equipment reported operating income of SEK 908 million compared with SEK 406 million in 2002. The improved earnings were primarily related to increased volumes due to recently launched products and further improved market shares partly offset by strongly negative currency effects.

   Operating income in 2003 for Volvo Penta amounted to SEK 695 million (SEK 647 million in 2002). The strong financial performance of Volvo Penta mainly related to higher deliveries and improved gross margins. In Volvo Aero, operating income declined to a loss of SEK 44 million (income of SEK 5 million in 2002). The lower earnings were mainly a result of provisions for expected losses on contracts of SEK 170 million in the fourth quarter.

   Operating income within Financial Services amounted to SEK 926 million (SEK 490 million in 2002). Financial Services' favorable trend of ten consecutive quarters of progressively increasing earnings primarily pertained to lower credit losses in the US customer financing operations and strong results in the operations in Europe as well as in other parts of the world.

   Group operating income in 2002 was negatively affected by provisions of SEK 807 million relating to a deficit within the Volvo Group's Swedish pension foundation.

Operating margin during 2003 was 1.4%, compared with 1.5% in 2002.

Trucks. Total deliveries from the Group's truck operations amounted to 155,989 trucks in 2003, a decline of 1% compared with 2002. In Europe, 92,083 trucks were delivered, compared with 96,289 trucks in 2002. Deliveries in North America were down 5% compared with the year-earlier period and totaled 34,756 trucks. Deliveries in Asia, including the Middle East, continued to develop favorably, particularly in Iran. Net sales of Volvo's truck operations amounted to SEK 116,969 million in 2003. Adjusted for currency effects, sales increased by 5% compared with 2002.

Operating income in 2003 amounted to SEK 3,951 million (SEK 1,189 million in 2002). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. The strong customer values in the new Volvo range, increased market shares and increased efficiency has contributed to the improved earnings in 2003. These positive effects were partly offset by negative currency effects and higher costs for research and development. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

Research and development expenses within the truck operations amounted to SEK 4,874 million in 2003, compared with SEK 4,175 million in 2002.

Buses. Volvo delivered 7,817 (9,059 in 2002), buses and bus chassis during 2003, a decrease of 14%. The decline was mainly attributable to significantly lower volumes in North America, which were offset to some extent by favorable volumes in China and the Nordic countries.

Net sales in 2003 declined to SEK 11,978 million (SEK 14,035 million in 2002). The decrease was largely explained by lower deliveries, mainly in North America, and changes in currency exchange rates. Adjusted for currency effects, net sales were down 8% compared with 2002.

The operating loss rose to SEK 790 million, compared with a loss of SEK 94 million in 2002. The weaker result compared with the year-earlier period was related to the write-down of shares in Henlys Group plc amounting to SEK 429 million, lower volumes, continued price pressure and currency effects. In December 2003, the decision was taken to close the bus body plant in Aabenraa, Denmark. The cost for the closure amounted to SEK 42 million.

Research and development expenses for Buses in 2003 amounted to SEK 453 million, compared with SEK 396 million in 2002.

Construction Equipment. Net sales in 2003 amounted to SEK 23,154 million (SEK 21,012 in 2002), up 18% adjusted for currency effects. The increase was mainly attributable to all-time-high volumes as a result of the expanded product range.

Operating income in 2003 was SEK 908 million (SEK 406 million in 2002) and the operating margin for 2003 3.9% (1.9% in 2002). The improved earnings were primarily related to increased volumes, which were strongly offset by negative currency effects.

Research and development costs for Construction Equipment in 2003 amounted to SEK 904 million compared with SEK 685 million in 2002.

Volvo Penta. Net sales in 2003 totaled SEK 7,596 million compared with SEK 7,669 million in 2002.

Operating income amounted to SEK 695 million (SEK 647 million in 2002). The operating margin for 2003 was 9.1% (8.4% in 2002). Both sales and earnings were negatively affected by an unfavorable currency development, mainly from the weaker US dollar.

Research and development costs for Volvo Penta amounted to SEK 291 million in 2003, compared with SEK 352 million in 2002.

Volvo Aero. As a result of the negative impact of changes in currency rates, Volvo Aero's net sales declined 9% to SEK 8,030 million (SEK 8,837 million in 2002).

Earnings deteriorated to an operating loss of SEK 44 million, compared with operating income of SEK 5 million in 2002. The declines in sales and earnings were primarily attributable to a combination of lower volumes, mainly within engine overhaul in combination with strong price pressure and the falling USD exchange rate. Earnings were also negatively affected by provisions for expected losses on contracts amounting to SEK 170 million.

Despite the severe crisis in the aviation industry, Volvo Aero's manufacture of components for commercial aircraft engines and the military operations reported positive results for the full year. The operating margin was a negative 0.5% (positive of 0.1% in 2002).

Research and development costs in Volvo Aero amounted to SEK 224 million in 2003, compared with SEK 173 million in 2002.

Financial Services. Year-end operating income amounted to SEK 926 million (SEK 490 million in 2002). Return on equity was 9.8% (4.8% in 2002) with a year-end equity ratio of 12.0% (10.8% at end of 2002).

Write-offs in 2003 totaled SEK 848 million resulting in an annualized write-off ratio for the year of 1.37% (1.39% for 2002). Total credit reserves amounted to SEK 1.3 billion at the end of December, and the credit reserve ratio at year-end was 2.14%.

Other. Operating income in 2003 and 2002 from the Group's other operations included AB Volvo and certain internal service companies. Operating income from the Group's other operations in 2003 included write-down of shares in Scania amounting to SEK 3,601 million and a dividend received from Scania of SEK 501 million (SEK 319 million in 2002).

Net interest expense. Net interest expense for the year amounted to SEK 791 million (SEK 624 million in 2002). The higher net interest expense was mainly explained by lower yield on financial assets and higher average net financial debt during 2003, in part due to higher provisions for post-employment benefits and the acquisition of Bilia's truck and construction equipment operations.

Income taxes. During 2003, income tax expenses of SEK 1,334 million was reported, compared with SEK 590 million for 2002. The income tax expense was mainly related to current tax expenses.

Minority interests. Minority interests in the Volvo Group were mainly attributable to Volvo Aero Norge AS (22%) and Volvo Aero Services LP (5%).

5.B. Liquidity and Capital Resources

Cash flows relating to major acquisitions and divestments of subsidiaries are included in the consolidated cash flow from the point of acquisition or through to the point of divestment. The effects of changes in exchange rates on translation of foreign subsidiaries have also been excluded since these effects do not influence cash flow. For further information regarding the impact of changes in foreign exchange rates see "– 5.A. Operating Results – General – Impact of Currency Fluctuations".

Cash flow from operating activities. Cash flow from operating activities increased to SEK 22.7 billion in 2004 from SEK 17.1 billion in 2003 and SEK 14.1 billion in 2002. The increase between 2004 and 2003 was due mainly to a favorable earnings capacity. The increase in 2003 versus 2002 was mainly derived from increased earnings capacity and lower working capital tied up, mainly reduced inventories.

Cash flow from/used in investing activities. Net cash used in investing activities in 2004 amounted to SEK 1.8 billion compared with SEK 12.8 billion in 2003 and SEK 14.7 billion in 2002.

Investments in fixed assets in 2004 amounted to SEK 7.4 billion compared to SEK 6.0 billion and SEK 6.7 billion in 2003 and 2002 respectively. Investments in fixed assets in Trucks, which amounted to SEK 4.7 billion (SEK 3.9 billion in 2003 and SEK 4.5 billion in 2002), were made in tools and equipment for the production of new truck models. Investments were also made to increase the number of workshops for the dealer network in Europe, for a modification of the Hagerstown plant in North America for manufacturing of engines and transmissions and for the move of the assembly line for the MD9 and MD11 engines from Skövde, Sweden to Lyon, France. The level of capital expenditures remained at the same level as last year in Buses at SEK 0.2 billion, decreased in Volvo Penta from SEK 0.4 billion to 0.3 billion and increased in Volvo Aero from SEK 0.3 billion to SEK 0.5 billion and in Construction Equipment from SEK 0.5 billion to SEK 0.7 billion

Investments in leasing assets amounted to SEK 4.4 billion in 2004 compared with SEK 5.3 billion in 2003 and SEK 5.2 billion and in 2002. Investments in customer-financing receivables (net) during 2004 amounted to SEK 7.4 billion compared with SEK 4.3 billion and SEK 5.7 in 2003 and 2002, respectively. The investments pertained mainly to the operations in North America and Western Europe.

Cash flow from investment in shares, net was positive SEK 15.1 billion, whereof SEK 14.9 billion was related to the divestment of the Scania B shares. Cash flow from investments in shares was negative SEK 0.1 billion in 2003 as well as in 2002.

Net acquisitions of subsidiaries and other business units in 2004 had a negative effect on cash flow by SEK 0.1 billion had an insignificant effect on cash flow in 2003 and affected cash flow in 2002 negatively by SEK 0.2 billion.

Cash flow from financing activities. Net cash flow used in financing activities amounted to SEK 14.7 billion in 2004 and SEK 0.5 billion and SEK 1.8 billion in 2003 and 2002, respectively. The decrease in loans during 2004 reduced liquid funds of net SEK 8.8 billion, of which new borrowing during the year, mainly through the issue of bonds, contributed SEK 19.1 billion (amortization of debt was SEK 28.9 billion). Net cash flow used in financing activities amounted to SEK 0.5 billion in 2003 and SEK 1.8 billion in 2002. Net cash flow provided by financing activities amounted to SEK 3.2 billion in 2001, excluding the repurchase of own shares. The increase in loans during 2003 provided liquid funds of net SEK 1.9 billion, of which new borrowing during the year, mainly through the issue of bonds and a commercial paper program, contributed SEK 25.4 billion (amortization of debt was SEK 23.5 billion).

Loans to external parties was unchanged 2004 but decreased in a net amount of SEK 0.9 billion and SEK 1.7 billion during 2003 and 2002 respectively.

Cash dividends paid to AB Volvo shareholders in 2004 totaled SEK 3.4 billion the same as in 2003 and in 2002.

Repurchase of own shares in 2004 amounted to SEK 2.5 billion.

Change in cash and cash equivalents. The Group's liquid funds increased during 2004 by SEK 6.0 billion, of which changes in exchange rates decreased liquid funds by SEK 0.2 billion. Liquid funds at year-end amounted to SEK 34.7 billion. Liquid funds were SEK 28.7 billion at December 31, 2003 and SEK 25.6 billion at December 31, 2002.

Net financial position is calculated as liquid funds and short-term and long-term interest bearing receivables reduced by short-term and long-term interest-bearing loans (including provisions for pensions and other post retirement benefits). Net financial position does not include net financial debt in Volvo Financial Services, since interest expense in these companies is charged against operating income and does not affect consolidated net interest expense/income. The balance sheets as of December 31, 2004, 2003 and 2002 for the Volvo Group with Financial Services consolidated in accordance with the equity method as well as for the Volvo Group as a whole is shown under " -Financial Services Operations".

Net financial debt at December 31, 2004 was calculated as follows:

(in millions of SEK)	Volvo Group, excl Financial Services
Liquid funds 1)...	34,628
Short-term interest-bearing receivables and loans……………………………………………	10,330
Long-term interest-bearing receivables and loans……………………………………………	1,797
Financial assets………………………………...	46,755
Loans…………………………………………....	13,968
Provisions for pensions and other post-employment benefits……………………………………………	14,129
Financial liabilities…………………………….	28,097
Net financial assets………………………………	18,658

1) Liquid funds include cash and bank balances and marketable securities. Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method. Marketable securities consist of interest-bearing securities, to some extent with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash. Liquid funds are mainly invested in SEK.

The Group's net financial position, which totaled a net financial debt of SEK 2.4 billion at the beginning of the year, totaled net financial assets of SEK 18.7 billion at December 31, 2004. The decrease was due primarily to positive cash flow from operating activities and sale of the Scania shares partly offset by dividends paid to AB Volvo shareholders, write-down of convertible debenture loan to Henlys and repurchase of own shares.

The net financial position as a percentage of shareholders' equity and minority interests was 26.8% at the end of 2004 compared with negative 3.3% at the end of 2003.

Volvo generally maintains lines of credit throughout the geographical areas where it conducts business. The unused portion of committed credit lines, which may be used without restrictions, amounted to approximately SEK 19 billion at the end of 2004. Of these facilities approximately SEK 18 billion consists of stand-by facilities with varying maturities up to the end of 2009.

Credit risks. Credit risks are related to customer credits, to the deposit of liquid funds and to engagements in derivative instruments. Credit risk depends on the creditworthiness of counterparts and is reduced through careful evaluation of their ability to fulfill their obligations.

Customer credits comprise of credit granted to agents and dealers as well as loans made to end-customers by customer-financing companies. In addition, an evaluation of the political and economic situation in the purchaser's country is made in connection with export transactions. At year-end 2004, Volvo's accounts receivable amounted to SEK 20.1 billion. The average age of these receivables was 32 days.

Operations are governed by common policies for credits and by rules for classifying customers. The credit portfolio is distributed properly among different categories of customers and different industries. Credit risks are managed through active monitoring and follow-up routines and, in appropriate cases, procedures for repossessing products. Allocations are also made to credit-risk reserves. The credit risk in customer financing is distributed among a large number of individual customers and dealers. Collateral is provided in the form of the products being financed. When issuing credit, an effort is made to balance risk exposure and expected yield. Total assets in the consolidated customer-financing companies, consisting mainly of current and long-term accounts receivable, amounted to SEK 67.1 billion in 2004 compared to SEK 62.7 billion in 2003.

The liquidity in the Group is invested mainly in local cash pools or directly with Volvo Treasury. Volvo Treasury invests the liquid funds in the money and capital markets. This concentrates the credit risk within the Group's in-house bank. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo's credit policy, counterparts for both investments and transactions in derivatives must in general have received a rating of "A" or better from one of the well-established credit-rating institutions.

The derivative instruments used by Volvo to reduce its foreign-exchange and interest-rate risk in turn give rise to a counterparty risk, the risk that a counterparty will not fulfill its part of a forward or option contract, and that a potential gain will not be realized. Transactions with derivative instruments are mainly conducted via Volvo Treasury, which means that the counterparty risk is concentrated within the Group's in-house bank. Where appropriate, the Volvo Group arranges master netting agreements with the counterparties to reduce exposure.

Policies and procedures. The Volvo Group Financial Risk Policies form the basis for each Group company's action program. Monitoring and control is conducted continuously in each company as well as centrally. Most of the Volvo Group's financial transactions are carried out through Volvo's in-house bank, Volvo Treasury, which conducts its operations within established risk mandates and limits.

Commercial exposure. The objective of the Volvo Group Currency Policy is to minimize the short-term impact of adverse exchange rate fluctuations on the Volvo Group's operating income, by hedging the Group's forecasted transaction exposure, including firm flows. In order to meet the objective of the Volvo Group Currency Policy, forecasted currency flows representing firm exposure and forecasted exposure with a pre-fixed price in local currency should be hedged. Volvo uses forward exchange contracts and currency options to hedge these flows. In accordance with the Group's currency policy, between 50% and 80% of the net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be hedged.

Financial exposure. Loans and deposits in the Group companies are mainly made through Volvo Treasury in local currencies and financial currency exposure in the individual entities is thereby being minimized. Volvo Treasury uses various derivative instruments in order to provide deposits and lending in different currencies without increasing the company's own risk. The Volvo Group's net financial position is being affected by changes in currency rates because financial assets and liabilities are allocated between Group companies operating in different currencies.

Interest-rate risks. Interest-rate risks relate to the risk that changes in interest-rate levels affect the Group's profit. By matching fixed-interest periods of financial assets and liabilities, Volvo reduces the effects of interest-rate changes. Interest-rate swaps are used to change the interest-rate periods of the Group's financial assets and liabilities. Exchange-rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks.

Volvo also holds standardized futures and forward-rate agreements. The majority of these contracts are used to secure interest levels for short-term borrowing or deposits.

Liquidity risks. Volvo ensures maintenance of a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short- and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Non-current liabilities. Volvo Treasury AB and Volvo Group Finance Europe BV issue most of the Group's non-current liabilities. The total outstanding non-current liabilities, excluding current portion as per year-end amounted to SEK 40.4 billion (SEK 46.7 billion in 2003). The material currencies issued were the Euro, US dollar, Swedish kronor, Pound Sterling and Canadian dollar amounting to SEK 20.1 billion, SEK 7.5 billion, SEK 5.3 billion, SEK 3.2 billion and SEK 1.6 billion, respectively.

Most of Volvo's non-current liabilities are issued with a fixed interest rate, with currency and interest rate risk hedged using derivative instruments.

The maturity structure of the Group's non-current liabilities is set considering the long-term funding needs within the Group. Approximately 63% mature within two to three years, 20% within four to five years and 17% within six years or later. See Note 23 to Volvo's consolidated financial statements.

Residual value risks. Residual-value risk is attributable primarily to contracts involving buy-back or trade-back commitments, residual value guarantees or operational lease contracts. It comprises the risk that the product, at the end of the contract period, has another residual value than foreseen when the contract was entered. This may force Volvo to dispose of used products at a loss. Residual-value risks are managed within Volvo's business areas through solid knowledge of the market, knowledge of product and price trends, and programs supporting the value of second-hand products. It is Volvo's policy to provide for this exposure on a continuing basis, so that the book value of these vehicles are in line with current and anticipated future price levels on used commercial vehicles.

Repurchase of shares of AB Volvo. At the beginning of 2001, Volvo held 10% of the total number of shares in AB Volvo. Such shares were transferred to Renault SA on January 2, 2001, as partial payment for Renault V.I. and Mack. The transfer of shares to Renault SA was treated as an issue of new shares. During the beginning of 2001, Volvo repurchased an additional 10% of the total number of shares outstanding in AB Volvo. As a result, a total of SEK 8.3 billion was transferred to the shareholders of AB Volvo. On February 9, 5% of the total number of shares outstanding were transferred to Renault SA as final payment for the shares of Renault V.I. Volvo thereafter held 5% of the total number of registered Volvo A and Volvo B shares.

The total number of outstanding Volvo shares by year-end 2003 was 419,444,842. The average number of outstanding shares was 419,444,842 in 2003. On April 16, 2004, the Annual General Meeting resolved that Volvo may transfer treasury stock to fulfill undertakings for the Company's employee stock options program of 2002. Furthermore, the Meeting decided to establish a new share-based incentive program during the second quarter of 2004 for senior executives in the Volvo Group and it was resolved that Volvo may transfer own shares to the participants in the new share-based incentive program. The Annual General Meeting of AB Volvo also authorized the Board of Directors to decide on the acquisition of own shares for, among other reasons, to create a more effective capital management for AB Volvo. Accordingly, on June 16, 2004, the Board decided to acquire through purchase on Stockholmsbörsen a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000.

The purchases were carried out during the period October 27, 2004, up until March 1, 2005. The repurchases were made within the so-called spread and settlements were reported via Stockholmsbörsen in accordance with applicable rules.

By year-end 2004, a total of 9,315,000 Volvo A and B shares were repurchased for a total amount of approximately SEK 2,532 million. The total number of shares held by Volvo as treasury stock at year-end was 31,391,043 or 7,1% of the registered shares. The weighted average number of shares outstanding during 2004 was 418,528,773. In 2005 the repurchasing of shares continued and an additional 5,730,000 shares equivalent to SEK 1,763 million were repurchased during the period up until March 1, when the purchasing of own shares was finalized. On March 1, 2005 Volvo held a treasury stock of own shares to the equivalent of 8.4% of registered shares.

Volvo transferred a total of 63,667 of own shares to the holders of the share-based incentive program in April 2005.

Capital Expenditures for Property, Plant and Equipment.

Capital expenditures that had been approved but not yet implemented at year-end 2004 amounted to approximately SEK 8.2 billion. The distribution of these investments, by principal business areas, is as follows:

	(in billions of SEK)
Trucks………………………………………………………….	6.3
Buses…………………………………………………………...	0.2
Construction Equipment…………………………………………….	0.6
Volvo Penta…………………………………………………………...	0.1
Volvo Aero….………………………………………………………	0.4
Other and corporate expenditures……………………………………..	0.6
Total……………………………………………………………………	8.2

Historically, Volvo's principal method of financing capital expenditures has been with funds provided by operations, supplemented by outside borrowings as required. These sources of financing will continue to be utilized. Volvo has sufficient working capital to meet its needs for the foreseeable future.

Financial Services operations

Supplementary income statements and balance sheets

In the supplementary income statements and balance sheets below, all Financial Services activities are separated from Volvo's other operations in order to show how the activities have developed.

Condensed income statements, Financial Services	2002	2003	2004
	(In millions of SEK)		
Net sales………………………………………………………..	9,925	9,153	9,598
Income after financial items ………………………………....	490	926	1,365
Income taxes………………………………………………....	(134)	(170)	(430)
Net income…………….. ………………………………...	356	756	935

The condensed balance sheets below are presented for the Total Volvo Group as well as separately for Financial Services and for the Volvo Group excluding Financial Services. Separate condensed balance sheets are presented for Financial Services and for Volvo's industrial and commercial operations ("Volvo Group excluding Financial Services") since the capital structures of these operations are significantly different and therefore this additional information is requested from shareholders and creditors in order to be able to better evaluate the financial position of the Volvo Group. The Volvo Group's financial targets as established by its Board of Directors further include separate targets for the capital structure within Financial Services and Volvo's industrial and commercial operations.

(In billions of SEK, except for %)	Volvo Group, excl Financial Services [1]			Financial Services			Total Volvo Group		
Condensed balance sheets	2002	2003	2004	2002	2003	2004	2002	2003	2004
Assets									
Intangible assets	16.9	16.7	16.6	0.1	0.1	0.0	17.0	16.8	16.6
Property, plant and equipment	27.8	27.2	27.3	3.1	3.4	3.9	30.8	30.6	31.2
Assets under operating leases	11.1	9.0	8.5	13.3	13.2	12.8	23.5	21.2	19.5
Shares and participations	34.7	9.6	10.1	0.3	0.2	0.2	27.5	1.8	2.0
Long-term customer finance receivables	0.1	0.1	0.1	25.4	23.9	25.2	25.2	23.4	25.2
Long-term interest bearing receivables	4.2	2.9	1.8	0.0	0.0	0.0	4.2	2.8	1.7
Other long-term receivables	8.5	7.9	6.4	0.0	0.1	0.2	8.3	7.7	6.0
Inventories	27.6	25.8	28.3	0.7	0.6	0.3	28.3	26.5	28.6
Short-term customer finance receivables	0.0	0.1	0.1	22.7	22.9	26.1	21.8	22.6	26.0
Short-term interest bearing receivables	4.3	6.5	10.3	0.0	0.0	0.0	1.3	3.9	1.6
Other short-term receivables	25.8	25.2	30.0	2.1	1.6	1.6	25.7	24.9	29.7
Shares in Scania	-	20.4	-	-	-	-	-	20.4	-
Marketable securities	16.6	19.4	25.9	0.1	0.1	0.1	16.7	19.5	26.0
Cash and bank accounts	7.6	8.7	8.8	1.6	0.7	0.9	8.9	9.2	8.8
Total assets	185.2	179.5	174.2	69.4	66.8	71.5	239.2	231.3	222.9
Shareholders' equity and liabilities									
Shareholders' equity	78.3	72.4	69.4	7.5	8.0	8.3	78.3	72.4	69.4
Minority interests	0.2	0.2	0.2	0.0	0.0	0.0	0.3	0.2	0.2
Provisions for post employment benefits	16.2	15.3	14.2	0.0	0.0	0.0	16.2	15.3	14.2
Other provisions	13.9	12.8	14.0	2.8	2.3	0.9	16.7	15.1	14.9
Loans	22.5	24.7	14.0	54.3	52.8	57.8	72.4	74.1	61.8
Other liabilities	54.1	54.1	62.4	4.8	3.7	4.5	55.3	54.2	62.4
Total shareholders' equity and liabilities	185.2	179.5	174.2	69.4	66.8	71.5	239.2	231.3	222.9
Shareholders' equity and minority interests as percentage of total assets	42.4	40.5	40.0	10.8	12.0	11.6	32.8	31.4	31.2

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[1] Financial Services operations are reported in accordance with the equity method.

Net sales and income. The net sales value consists mainly of interest income and fees for rental and leasing contracts. Total sales of SEK 9,598 million in 2004 were 5% higher than in 2003.

Income after financial items amounted to SEK 1,365 million (SEK 926 million in 2003). Income from all the business segments; customer finance, real estate and treasury, was higher than in the preceding year.

At year-end 2004 the credit portfolio amounted to SEK 64 billion (SEK 60 billion in 2003). Excluding currency effects, the portfolio growth was 10.8% (7% in 2003). Provision is made for both credit risks and residual-value risks to the degree that residual-value risks are attributable to the customer-financing company. For customers unable to fulfill their contractual obligations, specific provisions for credit risks are made based on an individual assessment of each contract. In addition, in accordance with established policies, provisions are made for estimated credit and residual value losses for each customer-financing company.

Provisions for estimated credit value losses amounted to 2.1% (2.1% in 2003) of the credit portfolio at year-end 2004. Realized credit losses in 2004 amounted to SEK 429 million (SEK 848 billion in 2003).

Financial position. Total assets in Financial Services operations decreased during the year, to SEK 71.5 billion from SEK 66.8 billion in 2003. 30% of the credit portfolio is denominated in USD and 42% in Euro.

Customer and leasing receivables amounted to SEK 51.4 billion compared to SEK 46.8 billion in 2003. Assets under operating leases decreased from 13.2 billion in 2003 to SEK 12.8 billion in 2004.

Volvo's objective is to maintain an equity/assets ratio of 10% in its Financial Services operations. The equity/assets ratio, calculated as shareholders' equity and minority interests as percentage of total assets was 11.6% in 2004, compared to 12.0% in 2003 and 10.8% in 2002.

US GAAP information

The Volvo Group's financial statements have been prepared in accordance with accounting principles generally accepted in Sweden, which vary in certain significant respects from US GAAP. Note 34 to Volvo's consolidated financial statements for 2004 summarizes the effect that the application of US GAAP would have on consolidated net income and shareholders' equity. Also see Note 34 to Volvo's consolidated financial statements for discussion of the impact of recently issued US accounting pronouncements.

Critical Accounting Policies and Estimates

Volvo's significant accounting principles are set out on pages F-8 to F-11 of the consolidated financial statements and conform to accounting principles generally accepted in Sweden ("Swedish GAAP"). The preparation of Volvo's Consolidated Financial Statements requires the use of estimates, judgements and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. In preparing these financial statements, Volvo's management has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting principles involves the exercise of judgement and use of assumptions as future uncertainties and, as a result, actual results could differ from these estimates. In accordance with Financial Reporting Release No. 60 (FR60) issued by the Securities and Exchange Commission of the United States, registrants are required to provide additional disclosure of accounting principles in which estimates, judgments and assumptions are particularly sensitive and which, if actual results are different, may have a material impact on the financial statements. The accounting principles applied by Volvo that are deemed to meet these criteria are discussed below:

Impairment of goodwill, other intangible assets and other long-lived assets. In accordance with Swedish GAAP, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. If, at the date of the financial statements, there is any indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset should be estimated. The recoverable amount is the higher of the asset's net selling price and its value in use, estimated with reference to management's projections of future cash flows. If the recoverable amount of the asset is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount. Determination of the recoverable amount is based upon management's projections of future cash flows, which are generally made by use of internal business plans or forecasts. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our valuations.

Under U.S. GAAP, prior to 2002, property, plant and equipment, goodwill, intangible assets and certain other long-lived assets were amortized over their useful lives in a manner similar to that adopted under Swedish GAAP. In January, 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," became effective. This standard requires that goodwill amortization cease and instead an annual impairment review of goodwill is required to be performed. Such an impairment review will require management to determine the fair value of Volvo's reporting units on the basis of projected cash flows and internal business plans and forecasts. Volvo is required to perform an annual impairment test of goodwill. No impairment charges were required in 2002, 2003 or 2004.

Residual value risks. In the course of its operations, Volvo is exposed to residual value risks through operating lease agreements and sales combined with repurchase agreements. The products, primarily trucks, for which Volvo has a residual value commitment, are generally recognized in the balance sheet as assets under operating leases. Depreciation expenses for these products are charged on a straight-line basis over the term of the commitment in amounts required to reduce the value of the product to its estimated net realizable value at the end of the commitment. Estimated impairment losses are immediately charged to income in accordance with Swedish GAAP. The estimated net realizable value of the products at the end of the residual value commitments is monitored individually on a continuing basis. In monitoring estimated net realizable value of each product under a residual value commitment, management makes consideration of current price-level of the used product model, value of options, mileage, condition, future price deterioration due to expected change of market conditions, alternative distribution channels, inventory lead-time, repair and reconditioning costs, handling costs and overhead costs in the used product divisions.

Recoverability of investments in shares and participations. Investments in shares and participations which are not associated companies or joint ventures are valued at cost. Dividends received in respect of such investments are included in income unless received closely after cost was determined. If there is a diminution in value and this diminution is considered to be permanent, the investment is written down to this lower value, and the diminution is charged to income. If a write-down is no longer needed, it is restored to income. The judgement of whether a permanent diminution of value has occurred is made based upon the purpose of the shareholding and its estimated value in use or estimated net selling price.

Under US GAAP, if a diminution in value of an investment is considered to be other than temporary, a write-down is recognized in the income statement of the company. If subsequently the value of the investment recovers, the impairment amount is not reversed.

At December 31, 2004 investments in shares and participations amounted to SEK 2,003 million under Swedish GAAP. At December 31, 2004, the carrying value of Volvo's investments in listed companies amounted to SEK 670 million compared with a market value for these investments of SEK 169 million. For further information, see note 12 to the consolidated financial statements included in item 18 of this document.

Deferred taxes. Under Swedish GAAP, deferred taxes are recognized for temporary differences, which arise between the taxable value and reported value of assets and liabilities as well as for unutilized tax-loss carryforwards. Volvo records valuation allowances against deferred tax assets where management does not expect such assets to be realized based upon current forecasts. In the event that actual results differ from these estimates or management adjusts these estimates in future periods, an additional valuation allowance may need to be established that could materially impact our financial position and the results of operations. At December 31, 2004, a valuation allowance of SEK 2,592 million was established for the value of deferred tax assets. Net of this valuation allowance, deferred tax assets net of SEK 4,592 million were recognized in the Group's balance sheet.

Under US GAAP, income taxes have been provided using the full liability method, which is equal to the treatment under Swedish GAAP.

Inventory obsolescence. Inventories are reported at the lower of historical cost, in accordance with the first-in, first-out method (FIFO), or net realizable value. The estimated net realizable value includes management consideration of out-dated articles, over-stocking, physical damages, inventory-lead-time, handling and other selling costs. If the estimated net realizable value is lower than historical cost, a valuation allowance is established for inventory obsolescence. At December 31, 2004, a total valuation allowance of SEK 2,124 million was established in the Group's balance sheet for inventory obsolescence.

Credit loss reserves. The establishment of credit loss reserves on customer financing receivables is dependent on estimates including assumptions regarding past dues, repossession rates and the recovery rate on the underlying collateral. At December 31, 2004, the total credit loss reserves in Volvo Financial Services amounted to 2.08% of the total credit portfolio.

Pensions and other post-employment benefits. Provisions and costs for post-employment benefits, i.e. mainly pensions and health-care benefits, are dependent on assumptions used by actuaries in calculating such amounts. The appropriate assumptions and actuarial calculations are made separately for each population in the respective countries of Volvo's operations. The assumptions include discount rates, health care cost trends rates, inflation, salary growth, long-term return on plan assets, retirement rates, mortality rates and other factors. Discount rate assumptions are based on long-term bond yields available at year-end. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook, and an assessment of likely long-term trends. Inflation assumptions are based on an evaluation of external market indicators. The salary growth assumptions reflect the long-term actual experience, the near-term outlook and assumed inflation. Retirement and mortality rates are based primarily on officially available mortality statistics. We review our actuarial assumptions on an annual basis and make modifications to them when it is deemed appropriate to do so. Actual results that differ from management's assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded provisions in such future periods. See "Item 18 – Financial Statements - Note 21" for more information regarding costs and assumptions for post-employment benefits. At December 31, 2004 net provisions for post-employment benefits amounted to SEK 13,784 million.

Product warranty costs. Estimated costs for product warranties are charged to cost of sales when the products are sold. Warranty costs include contractual warranty, campaigns and goodwill warranty (warranty cover in excess of contractual warranty or campaigns which is accepted as a matter of policy or normal practice in order to maintain a good business relation with the customer). Warranty provisions are estimated with consideration of historical claims statistics, the warranty period, the average time-lag between faults occurring and claims to the company and anticipated changes in quality indexes. Differences between actual warranty claims and the estimated claims generally affect the recognized expense and provisions in future periods. Refunds from suppliers, that decrease Volvo's warranty costs, are recognized to the extent these are considered to be virtually certain. At December 31, 2004 warranty cost provisions amounted to SEK 6,742 million.

Legal proceedings. In accordance with Swedish GAAP Volvo only recognizes liabilities in the accounts where Volvo has a present obligation from a past event, a transfer of economic benefits is probable and Volvo can make a reliable estimate of what the transfer might be. In instances such as these, a provision is calculated and recognized in the balance sheet. In instances where these criteria are not met, a contingent liability may be disclosed in the notes to the accounts.

A contingent liability will be disclosed when a possible obligation has arisen but its existence will only be confirmed by future events not wholly within Volvo's control or in circumstances where an obligating event has occurred but it is not possible to quantify the size or likelihood of that obligation crystallizing. Realization of any contingent liabilities not currently recognized or disclosed in the financial statements could have a material effect on Volvo's financial condition.

Volvo reviews significant outstanding legal cases following developments in the legal proceedings and at least three times per year, in order to assess the need for provisions in our financial statements. Among the factors that Volvo considers in making decisions on provisions are the nature of the litigation, claim or assessment, the legal processes and potential level of damages in the jurisdiction in which the litigation, claim or assessment has been brought, the progress of the case (including progress after the date of the financial statements but before those statements are issued), the opinions or views of legal counsel and other advisers, experience in similar cases, and any decision of Volvo's management as to how Volvo intends to respond to the litigation, claim or assessment.

To the extent the determinations at any time do not reflect subsequent developments or the eventual outcome of any claim, our future financial statements may be materially affected, with an adverse impact upon our results of operation, financial position and liquidity.

Introduction of new accounting policies

For a description of changes in accounting principles see "Item 18 – Financial Statements - Note 1". For a description of changes in US generally accepted accounting principles see "Item 18 – Financial Statements - Note 34".

Reporting in accordance with IFRS as from 2005. The Volvo Group's financial reporting is up to 2004 prepared in accordance with generally accepted accounting principles in Sweden ("Swedish GAAP"). Effective from 2005, all listed companies within the European Union ("the EU") are required to prepare their consolidated financial reporting in accordance with International Financial Reporting Standards ("IFRS"), as endorsed by the EU. The EU carve outs, rules not approved by EU, have no impact for Volvo. The purpose of the presentations on the following pages is to describe and explain the expected impact on Volvo's financial reporting as a consequence of adopting IFRS. Volvo Group's accounting principles are described in note 1. The below presentation is focused on the areas where Volvo's present accounting principles will be effected by the implementation of IFRS.

Restatements and transition effects. In accordance with the IFRS transition rules (IFRS 1), Volvo will adopt IFRS on January 1, 2005, with retroactive application from the IFRS transition date at January 1, 2004. The general rule is that restatement of financial reporting for periods after the transition date should be made as if IFRS has been applied historically. There are however certain exceptions from the general rule of which the most significant are:

- IAS 39 "Financial instruments: Recognition and measurement" is adopted from January 1, 2005.

- Non-amortization of intangible assets with indefinite useful lives (e.g. goodwill) in accordance with revised version of IAS 38 should be applied retroactively only from the transition date January 1, 2004.

The enclosed income statements and other specifications prepared in accordance with IFRS therefore include restatements and transition effects as follows:

Financial position January 1, 2004: Affected by differences between Swedish GAAP and IFRS for which retroactive application prior to the transition date is required.

Financial performance 2004 and financial position December 31, 2004: Affected by all differences between Swedish GAAP and IFRS except IAS 39 and IFRS 5, "Non-Current Assets Held for Sale and Discontinued Operations".

Financial position January 1, 2005: Affected by all differences between Swedish GAAP and IFRS including IAS 39 and IFRS 5. Impact of adopting IAS 39 will be charged to Equity according to IFRS 1.

The defined transition effects and presented reconciliations are made according to the present issued IFRS standards. New standards or interpretations could be issued during 2005. The transition effects could be affected by such development until the year-end release for 2005.

Significant differences between Swedish GAAP and IFRS. The most significant differences between Swedish GAAP and IFRS for Volvo are further explained below in the Equity- and net income reconciliation:

Summarized reconciliation of shareholders' equity, SEK million	040101	041231	050101
Equity under Swedish GAAP	**72,420**	**69,409**	**69,409**
IFRS adjustments:			
Capitalization and amortization of development costs and software	722	340	340
Minority interest	217	229	229
Non-amortization of goodwill	0	665	665
Post employee benefits	(580)	(473)	(473)
Investments in listed companies			(494)
Fair value gains and losses on derivatives for hedge of:			
- Commercial cash flow			1,195
- Electricity contracts			(25)
Consolidation of temporary investments	(152)	0	0
Share based payments	0	14	14
Deferred taxes on IFRS adjustments	(96)	(29)	(358)
Total adjustments to IFRS	*112*	*746*	*1,094*
Equity under IFRS	**72,532**	**70,155**	**70,503**

Summarized reconciliation of net income, SEK million	2004
Net income under Swedish GAAP	**9,355**
IFRS adjustments:	
Capitalization and amortization of development costs and software	(382)
Minority interest	40
Non-amortization of goodwill	684
Post employee benefits	13
Consolidation of temporary investments	142
Deferred taxes on IFRS adjustments	55
Total adjustments to IFRS	*552*
Net income under IFRS	**9,907**

Summarized reconciliation of net financial position, SEK billion	2004
Volvo Group excl VFS	
Net financial position at December 31, 2004 under Swedish GAAP	**18.7**
IFRS adjustments:	
Post Employee benefits	(0.5)
Derecognition of financial assets	(3.4)
Total adjustments to IFRS	*(3.9)*
Net financial position at January 1, 2005 under IFRS	**14.8**

Significant differences between Swedish GAAP and IFRS

   Capitalization and amortization of development costs: Effective on January 1, 2001, Volvo adopted the accounting standard RR 15 "Intangible Assets" under Swedish GAAP. According to this accounting standard, expenditures relating to development of new and existing products and software should be capitalized and amortized over their estimated useful life. According to the transition rules of RR 15, no retroactive application was permitted. According to the transition rules of IFRS, the accounting standard IAS 38, Intangible Assets, which is similar to RR 15 regarding the accounting for development costs, should be applied retroactively for development costs incurred prior to 2001. The restatements and transition effects attributable to this accounting change therefore pertains to retroactive capitalization and amortization of development costs incurred prior to 2001.

Minority interests: In accordance with IFRS, minority interests are presented as a separate component of Shareholders' equity and is included in the net income of the year in the income statement.

Non-amortization of intangible assets with indefinite useful lives: According to Swedish GAAP, all intangible assets have been amortized over their estimated useful lives. In accordance with IFRS, intangible assets considered to have indefinite useful lives should not be amortized. Such assets should rather be subject to an annual impairment test. Volvo has chosen not to apply IFRS 3 "Business Combinations" retrospectively according to the IFRS transition rules. On the date of the IFRS adoption, Volvo has determined that intangible assets with indefinite useful lives include only goodwill. The restatements and transition effects attributable to this accounting change therefore pertain to reversal of goodwill amortization charged to the income statement under Swedish GAAP for 2004 and a corresponding increase of the carrying value of goodwill at December 31, 2004, adjusted for currency translation differences.

Post Employee benefits: Effective on January 1, 2003, Volvo adopted RR 29 "Employee benefits" under Swedish GAAP. RR 29 is similar to the IFRS accounting standard IAS 19. The only difference between Swedish GAAP and IFRS relates to the date of transition. In accordance with the transition rules of RR 29, actuarial gains and losses arising prior to January 1, 2003, were set to zero and charged to equity as of the transition date. In accordance with the IFRS transition rules, actuarial gains and losses arising prior to January 1, 2004, could be set to zero and charged to equity as of the transition date. The transition effects attributable to the accounting change therefore pertain to recognizing actuarial gains and losses that have arisen between January 1, 2003 and January 1, 2004.

Volvo has applied URA43 according to the statement from The Association for the Development of Generally Accepted Accounting Principles in Sweden when calculating the Swedish pension liabilities, in addition to IAS 19.

Investments in companies: In accordance with IAS 39, which is adopted by Volvo under IFRS on January 1, 2005, all investments in companies, except if these investments are classified as associated companies, should be reported in the balance sheet at fair value. Under Swedish GAAP such investments have been carried at their cost of acquisition unless there has been a permanent decrease in value. Under IAS 39, unrealized gains and losses attributable to the fair value of investments are reported against a separate component of shareholders equity except when an impairment is other than temporary. The transition effect on January 1, 2005, attributable to this accounting change is mainly related to Volvo's investment in Deutz AG.

Fair value of derivative instruments: In accordance with IAS 39, which is adopted by Volvo under IFRS on January 1, 2005, all derivative financial instruments should be reported in the balance sheet at fair value. The difference between IAS 39 and accounting principles applied for derivative financial instruments under Swedish GAAP is dependent on the use of the derivative instruments:

- Derivative financial instruments used for hedging of forecasted commercial cash-flows and forecasted electricity consumption: Under Swedish GAAP Volvo has applied hedge accounting for the main part of these derivatives and these instruments have consequently not been reported in the balance sheet ("Off-balance sheet instruments"). Gains and losses on these contracts have been charged to the income statement at the time of maturity of the specific contracts. Under IFRS, the fair value of outstanding derivative instruments is debited or credited to a separate component of equity to the extent the requirements for cash-flow hedge accounting are fulfilled. To the extent that the requirements are not met, the unrealized gain or loss will be charged to income statement.

- Derivative financial instruments used for hedging of interest rate risks and currency rate risks on loans: Under Swedish GAAP Volvo has applied hedge accounting for these derivatives and the carrying value of such derivatives has therefore been corresponding to currency rate and interest rate gains and losses accruable up to the reporting date. Under the more complex rules in IAS 39 Volvo will not attain hedge accounting for many interest rate contracts. The difference between carrying values reported under Swedish GAAP and fair values to be reported under IFRS pertains to unrealized interest rate gains and losses attributable to the period between the reporting date and maturity dates of the derivatives. The unrealized gains and losses will be charged to the financial net in the income statement.

Derecognition of financial assets: In accordance with IAS 39 which is adopted by Volvo under IFRS on January 1, 2005, financial assets should be derecognized from the balance sheet when substantially all risks and rewards have been transferred to an external party. Under Swedish GAAP, financial assets should be derecognized at settlement or if the ownership of the financial assets has been transferred to an external party. The transition effect on January 1, 2005, attributable to this accounting change is mainly related to certain dealer financing arrangements for which Volvo has retained components of credit risk. Such credit risk commitments have under Swedish GAAP been reported as contingent liabilities. This will mainly affect the segment reporting and to a less extent Volvo's consolidated balance sheet.

Consolidation of temporary investments: Under Swedish GAAP, temporary investments in subsidiaries should not be consolidated. Under IFRS, all subsidiaries should be consolidated. Restatements and transition effects relating to this accounting change pertains mainly to Volvo's investment in the "LB Smith distribution business". This operation was acquired in May 2003 and at December 31, 2004 the major part of this operation had been divested. 2004 year's income statement is restated with the parts of LB Smith that have been divested during the year. The remaining part, still owned by Volvo, has in full been consolidated according to Swedish GAAP in the fourth quarter.

IFRS 2 Share-based Payments. Volvo has defined the "new stock-based incentive program" decided on the Annual General Meeting 2004 as a program that will be accounted for according to IFRS 2 Share-based payments. The impact however will be limited. The IFRS 2 separates so-called "cash-settled" and "equity-settled" parts of share-based payments. The Volvo program includes both a cash-settled and an equity-settled part. The equity-settled part was earlier accounted for at fair value and provided for as an accrued expense over the vesting period with a "true up" each reporting date. According to IFRS 2 the fair value is determined at the grant-date, recognized as an expense during the vesting period and credited to equity.

IFRS 5 Non-Current Asset Held for Sale and Discontinued Operations: Volvo has not identified any non-current assets that could have a material impact on the balance sheet and no effect has been identified in the income statement. IFRS 5 is adopted prospectively as from January 1, 2005, according to IFRS 1.

Other transition rules according to IFRS 1 and IFRS standards. On the adoption of IFRS Volvo had the possibility to elect to measure property, plant and equipment at fair value. Volvo has chosen not to use this possibility but continue the present valuation of property, plant and equipment at historical cost less accumulated depreciations. The same treatment will be used for investment real estate properties.

IFRS 1 gives an option how to treat the effects of Changes in Foreign Exchange Rates, according to IAS 21. A first time adopter to IFRS could set the cumulative translation difference to zero for foreign operations. Volvo has chosen to use this possibility and will set the translation difference to zero as per January 1, 2004.

Estimates done under previous GAAP should not be changed under the transition to IFRS unless there is objective evidence that those were in error. Volvo has made no changes in estimates in the preparation of comparative information prepared in accordance with IFRS.

Special Purpose Entities should be consolidated as from January 1, 2004. Volvo has not identified any such Special Purpose Entities.

Definition of liquid funds in presentation of cash-flow statements: Under Swedish GAAP, all investments in marketable debt securities have been included in the definition of liquid funds for the purpose of the cash-flow statement. In accordance with Volvo's financial risk policy, all such securities should fulfill requirements regarding low risk and high liquidity. Under IFRS, investments in marketable debt securities are excluded from the definition of liquid funds for the purpose of the cash-flow statement if these instruments have maturity dates beyond 3 months from the date of investment. In the 2004 closing no marketable securities are defined as cash equivalents according to IFRS. However, all these assets will still be included in the net financial position.

Classification of leasing contracts in segment reporting of Volvo Financial Services: Under IFRS, operating lease contracts with end customers are in segment reporting for Volvo Financial Services reported as financial leasing contracts if the residual value in these contracts is guaranteed to Volvo

Financial Services by another Volvo business area. In the Volvo Group's consolidated balance sheet, these leasing agreements are still reported as operating leases. In comparison with the 2004 closing approximately 13 billion SEK will be reclassified to financial leases from operating leases in the VFS segment reporting.

Consolidated balance sheets	Volvo Group			Financial Services			Volvo Group total		
December 31	excl. Financial Services[1]								
	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31	Dec 31	IFRS	Dec 31
SEK million	2004	adjustm.	2004	2004	adjustm.	2004	2004	adjustm.	2004
Assets									
Intangible assets	16,564	1,006	17,570	42		42	16,606	1,006	17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	12,817	(12,044)	773	19,534		19,534
Shares and participations	10,116		10,116	193		193	2,003		2,003
Long-term customer finance receivables	147		147	25,200	8,687	33,887	25,187		25,187
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,426	66	6,492	212		212	6,034	66	6,100
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83		83	26,207	3,324	29,531	26,006		26,006
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043		30,043	1,628		1,628	29,647		29,647
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and bank	8,789		8,789	914		914	8,791		8,791
Total assets	**174,162**	**1,072**	**175,234**	**71,532**	**(33)**	**71,499**	**222,896**	**1,072**	**223,968**
Shareholders' equity and liabilities									
Shareholders' equity	69,409	746	70,155	8,306		8,306	69,409	746	70,155
Minority interests	229	(229)					229	(229)	
Provisions for post-employment benefits	14,129	548	14,677	26		26	14,155	548	14,703
Other provisions	14,020	95	14,115	878	(33)	845	14,898	95	14,993
Loans	13,968		13,968	57,860		57,860	61,807		61,807
Other liabilities	62,407	(88)	62,319	4,462		4,462	62,398	(88)	62,310
Shareholders' equity and liabilities	**174,162**	**1,072**	**175,234**	**71,532**	**(33)**	**71,499**	**222,896**	**1,072**	**223,968**

[1] Financial Services reported in accordance with the equity method.

The expected impact of IFRS on the balance sheet is shown above. The first column is the closing balance per December 31, 2004 according to Swedish GAAP. The expected impact of IFRS is shown as IFRS adjustment and the third column shows the adjusted closing balance December 31, 2004 according to IFRS. This balance will be the expected opening balance for the 2005 reporting.

Consolidated balance sheets	Volvo Group			Financial Services			Volvo Group total		
January 1	**excl. Financial Services**[1]								
	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1	Dec 31	IAS 39	Jan 1
SEK M	2004	adjustm.	2005	2004	adjustm.	2005	2004	adjustm.	2005
Assets									
Intangible assets	17,570		17,570	42		42	17,612		17,612
Property, plant and equipment	27,260		27,260	3,891		3,891	31,151		31,151
Assets under operating leases	8,477		8,477	773		773	19,534		19,534
Shares and participations	10,116	(494)	9,622	193		193	2,003	(494)	1,509
Long-term customer finance receivables	147	424	571	33,887	611	34,498	25,187	1,035	26,222
Long-term interest-bearing receivables	1,797		1,797	5		5	1,741		1,741
Other long-term receivables	6,492	985	7,477	212		212	6,100	988	7,088
Inventories	28,291		28,291	307		307	28,598		28,598
Short-term customer finance receivables	83	430	513	29,531	298	29,829	26,006	727	26,733
Short-term interest bearing receivables	10,330		10,330	0		0	1,643		1,643
Other short-term receivables	30,043	4,040	34,083	1,628		1,628	29,647	1,690	31,337
Marketable securities	25,839		25,839	116		116	25,955		25,955
Cash and bank	8,789		8,789	914		914	8,791		8,791
Total assets	**175,234**	**5,385**	**180,619**	**71,499**	**909**	**72,408**	**223,968**	**3,946**	**227,914**
Shareholders' equity and liabilities									
Shareholders' equity	70,155	348	70,503	8,306		8,306	70,155	348	70,503
Minority interests	0		0	0		0	0		0
Provisions for post-employment benefits	14,677		14,677	26		26	14,703		14,703
Other provisions	14,115	439	14,554	845	(6)	839	14,993	432	15,425
Loans	13,968	3,340	17,308	57,860	915	58,775	61,807	1,908	63,715
Other liabilities	62,319	1,258	63,577	4,462		4,462	62,310	1,258	63,568
Shareholders' equity and liabilities	**175,234**	**5,385**	**180,619**	**71,499**	**909**	**72,408**	**223,968**	**3,946**	**227,914**

[1] Financial Services reported in accordance with the equity method.

This table above shows the expected impact of the adoption of IAS 39 that should be prospectively applied from January 1, 2005. The IFRS balance including IAS 39 effects will be used as opening balance for cash flow calculation during 2005.

Consolidated income statements IFRS comparison

Volvo Group (VFS reported according to the equity method)

SEK million unless otherwise specified	IFRS	Sw GAAP
Net sales	202,171	201,496
Cost of sales	(158,453)	(158,231)
Gross income	**43,718**	**43,265**
Research and development expenses	(7,614)	(7,233)
Selling expenses	(18,317)	(18,048)
Administrative expenses	(5,310)	(5,321)
Other operating income and expenses	7	(658)
Income from Financial Services	1,365	1,365
Income fr investm in associated comp	2	2
Income from other investments	828	828
Operating income (loss)	**14,679**	**14,200**
Interest income and similar credits	993	993
Interest expenses and similar charges	(1,426)	(1,404)
Other financial income and expenses	(1,210)	(1,210)
Income after financial items	**13,036**	**12,579**
Minority	0	(40)
Income taxes	(3,129)	(3,184)
Net income	**9,907**	**9,355**
* Attributable to:		
Equity holders	9,867	0
Minority	40	0
	9,907	0

Depreciation and amortization included above

Depreciation

Industrial and Commercial	(5,542)	(5,540)
Financial Services	(3,064)	(3,066)
Total Depreciation	**(8,606)**	**(8,606)**

Amortization

Industrial and Commercial	(951)	(1,635)
Financial Services	(63)	(63)
Total Amortization	**(1,014)**	**(1,698)**

Income per share, SEK	23.67	22.35
Average number of shares, million	418.5	418.5

Key operating ratios		
% of sales	IFRS	Sw GAAP
Gross margin	21.6	21.5
Research and development expenses	3.8	3.6
Selling expenses	9.1	9
Administrative expenses	2.6	2.6
Operating margin	7.3	7

Net sales, SEK M	IFRS	Sw GAAP
Trucks	136,879	136,879
Buses	12,722	12,722
Construction Equipment[1]	29,360	28,685
Volvo Penta	9,057	9,057
Volvo Aero	6,925	6,925
Other	7,228	7,228
Net sales	**202,171**	**201,496**

[1] Consolidation temporary investments, LB Smith, January-November.

Operating income, SEK million	IFRS	Sw GAAP
Trucks	8,992	8,989
Buses	253	185
Construction Equipment	1,898	1,572
Volvo Penta	940	937
Volvo Aero	403	377
Volvo Financial Services	1,365	1,365
Other units	8	(45)
Operating income[1]	**13,859**	**13,380**
Revaluation of shares	820	820
Operating income (loss)	**14,679**	**14,200**

[1] Excluding revaluation of shares in Scania AB and Henlys Group plc.

Operating margins, %	IFRS	Sw GAAP
Trucks	6.6	6.6
Buses	2	1.5
Construction Equipment	6.5	5.5
Volvo Penta	10.4	10.3
Volvo Aero	5.8	5.4
Operating margin[1]	**6.9**	**6.6**
Operating margin	**7.3**	**7**

[1] Excluding revaluation of shares in Scania AB and Henlys Group plc.

5.C. Research and Development, Patents and Licenses

For a description of the Company's research and development activities for the last three years, see "Item 4. Information on the Company — 4.B Business Overview – Research and Development." For a description of the Company's patents and licenses, see "Item 4. Information on the Company — 4.B Business Overview – Patents, Trademarks and Licenses."

Research and development expenses in 2004 amounted to SEK 7,233 million compared with SEK 6,829 million and SEK 5,869 million in 2003 and 2002, respectively. Effective in 2001, Volvo has adopted a new Swedish accounting standard, RR15 Intangible Assets, which in all significant respects complies with the corresponding accounting standard issued by the International Accounting Standards Board (IASB). In accordance with the new accounting standard, expenditures for development of new products and production systems shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo's application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. As result of adoption of this new accounting standard, research and development expenses in 2004, 2003 and 2002 were reduced by SEK 875 million, SEK 352 million and SEK 1,236 million respectively. In accordance with the transition rules of the new standard, no retroactive application is permitted. See further in Note 1 to the Consolidated Financial Statements.

5.D. Trend Information

For a discussion of trend information see "Item 5. Operating and Financial Review and Prospects - 5.A. Operating Results."

5.E. Off-Balance Sheet Arrangements

The Group's off-balance sheet arrangements at December 31, 2004 include:

    i.   guaranteed bank loans and other credits for associated companies in an amount of SEK 110 million.

    ii.   guaranteed bank loans and other credits for customers and others in an amount of SEK 2,471 million.

    iii.   tax claims in an amount of SEK 1,433 million for actual or anticipated actions against the Volvo Group for which provisions are not considered necessary.

    iv.   other contingent liabilities amounting to SEK 5,175 million.

See "Item 18 – Financial Statements - Note 26"

5.F. Tabular Disclosure of Contractual Obligations

Long-term financial obligations include:

(in millions of SEK)	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities and financial lease obligations (a)	55,992	15,583	25,495	8,280	6,634
Operating leases	2,808	965	765	578	500
Total	58,800	16,548	26,260	8,858	7,134

(a) as recognized in Volvo's Consolidated Balance Sheet as of December 31, 2004.

At December 31, 2004, Volvo further had commitments to repurchase used products through buy-back contracts and residual value guarantees with external customers in an amount of SEK 9,339 million (these commitments are reflected in Volvo's consolidated financial statements either as non-current liabilities, current liabilities or contingent liabilities).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

Corporate bodies in corporate governance

The governance and control of the Volvo Group is carried out through a number of corporate bodies. At the General Meeting, the shareholders exercise their voting rights with regard to i.a. the composition of the Board of Directors of AB Volvo and election of external auditors. A Nomination Committee proposes candidates to serve as Board members and external auditors. The Board appoints the President and Chief Executive Officer of AB Volvo (CEO). The duties of the Board are partly exercised through its Audit Committee and its Remuneration Committee. The CEO is charged with the day-to-day management for the Group in accordance with guidelines and instructions provided by the Board. The presidents of the Group's eight business areas report to him.

Nomination Committee

The Nomination Committee is the shareholders' body responsible for submitting to the Annual General Meeting the names of candidates to serve as members of the Board and as external auditors. The Committee also proposes the fees to be paid to the members of the Board and to the auditors.

On April 16, 2004, the Annual General Meeting resolved to authorize the Chairman of the Board to appoint a Nomination Committee comprising, in addition to the Chairman of the Board, three members from among the representatives of the company's three largest owners in terms of voting rights, plus one member representing shareholders with smaller holdings in the company. The Nomination Committee, which was appointed during the third quarter of 2004 and for the period until the next Annual General Meeting, comprised Finn Johnsson, the Chairman of the Board, Lars Idermark, Chairman of the Nomination Committee, Second Swedish National Pension Fund (AP 2), Thierry Moulonguet, Renault, Marianne Nilsson, Robur Funds, and Bengt Hane, representing shareholders with smaller holdings.

On April 12, 2005, the Annual General Meeting adopted new instructions for the Nomination Committee, whereby the Committee is appointed directly by the Meeting and should comprise of the Board Chairman and four representatives of the Company's four principal owners, in terms of voting rights. With regard to the tasks of the Nomination Committee, the instructions mainly reflect the tasks assigned to nomination committees in the Swedish Code of Corporate Governance. Moreover, the Board's Chairman Finn Johnsson, Lars Idermark, representing the 2nd AP Fund, Marianne Nilsson, representing Robur Fonder, Curt Källströmer, representing Svenska Handelsbanken, and Thierry Moulonguet, representing Renault SAS, were elected as members of the Nomination Committee. It was also decided that no fees shall be paid to the Nomination Committee.

Board of Directors

At the start of 2004, Volvo's Board of Directors consisted of 10 members elected at the Annual General Meeting. After February 2 when Lars Ramquist resigned, there were nine and Finn Johnsson replaced him as Board Chairman. After September 1 when Neelie Kroes resigned after her nomination as EU Commissioner, there were eight. In addition, the Board had three members and two deputy members appointed by employee organizations. The CEO, Leif Johansson, was a member of the Board.

During 2004, the Board held six regular meetings and seven extraordinary meetings.

The Board has adopted work procedures for its internal activities that contain rules pertaining to the number of Board meetings, matters to be handled at regular meetings of the Board and duties incumbent on the Chairman.

The Board has also issued written instructions specifying when and how information required to enable the Board to evaluate the company's and Group's financial position should be reported to the Board, as well as the distribution of duties between the Board and the CEO and in what circumstances the deputy CEOs are to substitute for the CEO.

The Annual General Meeting decides on the fees paid to the Board members elected by the shareholders. The Annual General Meeting held on April 16, 2004 approved a total fee to the Board, for the time until the end of the next Annual General Meeting, of SEK 4,800,000. The fee was to be distributed among the Board Members according to the Board's decision. The Chairman of the Board received a fee of SEK 1,200,000.

During the year, the Board reviewed the financial positions of AB Volvo and the Volvo Group on a regular basis. The Board also dealt regularly with matters involving divestments, acquisitions, the establishment of new operations, and matters related to investments in product renewal and product development in the Group's business areas. During 2004 the Board of Directors has reviewed the Group's strategies and visited the Volvo Group's operations in Poland.

At the Annual General Meeting on April 12, 2005, Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Louis Schweitzer and Ken Whipple were re-elected members of the Board of AB Volvo. Finn Johnsson was elected Board Chairman. The fee to the Board of Directors was set at SEK 4,775,000, to be distributed among the members as follows: SEK 1,350,000 to the Chairman and a total of SEK 2,700,000 to the other members; in addition, SEK 250,000 to the chairman of the Audit Committee and SEK 125,000 to other members of the Audit Committee and SEK 75,000 to each of the members the Remuneration Committee.

Audit Committee

In December 2002, the Board established an Audit Committee primarily for the purpose of overseeing the accounting and financial reporting processes and the audit of the financial statements. As assigned by the Board, the Committee's duties include reviews of the financial reporting, the performance, qualifications and independence of external auditors and the performance of the internal audit function.

Finn Johnsson was elected Chairman of the Committee and Per-Olof Eriksson and Ken Whipple were appointed members. In March 2004, Finn Johnsson resigned from the Committee. Haruko Fukuda was appointed member and Per-Olof Eriksson was appointed Chairman of the Committee. On April 16, 2004 the Board appointed Haruko Fukuda, Ken Whipple and Per-Olof Eriksson, Chairman, to comprise the Audit Committee until the end of the next Annual General Meeting of the shareholders.

In 2004 the Audit Committee held three ordinary meetings and two extraordinary meetings. The Audit Committee met with the external auditors at the ordinary meetings.

On April 12, 2005 was decided that Per-Olof Eriksson, Haruko Fukuda and Ken Whipple were to be appointed Audit Committee members for the period up to the Statutory Board meeting 2006 with Per-Olof Eriksson chairing the Committee.

Remuneration Committee

In April 2003, the Board established a Remuneration Committee. The duties of the Committee include the review and recommendation for resolution by the Board regarding terms of employment and remuneration for the CEO and deputy CEOs, principles for remuneration for the Group Executive Committee, including pensions and severance payment, principles for variable salary systems, share-based incentive programs and pensions and severance payment for other senior executives. In addition the Remuneration Committee decides the remuneration for the members of the Group Executive Committee, other than the CEO and deputy CEOs.

Until February 2, 2004, the Remuneration Committee consisted of Lars Ramqvist, Chairman, Tom Hedelius and Louis Schweitzer. Lars Ramqvist resigned from the Committee on February 2, 2004 and was replaced by Finn Johnsson as Chairman. On April 16, 2004, Tom Hedelius, Louis Schweitzer and Finn Johnsson, Chairman, were appointed to the Remuneration Committee until the end of the next Annual General Meeting.

In 2004, the Remuneration Committee held five meetings.

On April 12, 2005 it was decided that Finn Johnsson, Tom Hedelius and Louis Schweitzer were to be appointed Remuneration Committee members for the period up to the Statutory Board meeting 2006 with Finn Johnsson chairing the Committee.

As previously mentioned, Lars Ramqvist and Neelie Kroes were board members during a part of 2004 but resigned during the year. Furthermore Deputy Director Stellan Rosengren resigned in April 2005. Stellan Rosengren was Deputy Director 1999-2005. The Directors and Deputy Directors of AB Volvo during the full year 2004, their respective ages, the years in which such positions were attained and their material memberships on the Boards of other companies are:

Name	Age	Position and Other Directorships
Finn Johnsson	59	Chairman of the Board (since February 2004). Director (since 1998). Chairman of the Remuneration Committee. Chairman of the Boards of Mölnlycke Health Care AB, Outokumpu Copper, Thomas Concrete Group AB, Unomedical A/S and KappAhl. Member of the Boards of Skanska AB and AB Industrivärden.
Per-Olof Eriksson	67	Director (since 1994). Chairman of the Audit Committee. Master of Engineering, Hon. Dr. of Technology. Board Chairman: Consolis Oy, Callans Trä AB and Odlander, Fredriksson & Co. Board member: Investment AB Öresund, SSAB Svenskt Stål AB, Assa Abloy, Senea AB and Elkem ASA. Member of the Royal Swedish Academy of Engineering Sciences.
Patrick Faure	59	Director (since 2001). Bachelor of Laws. Chairman and CEO of Renault F1 Team. Board member: VINCI, ERTICO.
Haruko Fukuda	59	Director (since 2003). Member of the Audit Committee. OBE, MA (Cantab), DSc. Board member: The Foreign & Colonial Investment Trust plc, Investec plc, Aberdeen Asian Smaller Companies Investment Trust plc, Business Advisory Council of the United Nations Office for Project Service (UNOPS). Senior Advisor at Lazard, Advisor at METRO AG.Honorary Fellow of New Hall Cambridge, Chairman of the Advisory Board of New Hall Cambridge, Honorary Vice President of the Japan Society, Trustee of Mitsubishi Trust Oxford Foundation, Freeman of the City of London.
Tom Hedelius	66	Director (since 1994). Member of the Remuneration Committee. Master of Business Administration, Hon. Dr. of Economics. Board Chairman: AB Industrivärden, Bergman & Beving AB and Sandrews. Honorary Chairman: Svenska Handelsbanken. Vice Chairman: Addtech AB and Lagercrantz Group AB. Board member: Svenska Cellulosa Aktiebolaget SCA and Lundbergs AB. Vice chairman in Jan Wallander and Tom Hedelius foundation.
Leif Johansson	54	Director (since 1997). Master of Engineering. President of AB Volvo and Chief Executive Officer of the Volvo Group since 1997. With Volvo since 1997. Board member: Bristol-Myers Squibb Company, Confederation of Swedish Enterprise and The Association of Swedish Engineering Industries. Member of the Royal Swedish Academy of Engineering Sciences.
Louis Schweitzer	63	Director (since 2001). Member of the Remuneration Committee. Bachelor of Laws. Chairman of Renault. Board Chairman: Renault Nissan BV and AstraZeneca Plc. Board member: R.C.I. Banque, Philips, Electricité de France, BNP-Paribas and VEOLIA.
Ken Whipple	71	Director (since 2001). Member of the Audit Committee. Bachelor of Business and Engineering. Board Chairman of CMS Energy Corporation, CEO of Glenlore Enterprises. Board member: 14 JP Morgan Fleming Mutual Funds and Korn-Ferry International AB.
Martin Linder*	32	Director (since May, 2004)

Olle Ludvigsson*	57	Director (since 1988). Deputy Director 1983 – 1988.
Johnny Rönnkvist*	58	Director (since 1999).
Berth Thulin*	54	Deputy Director (since 1999).

* Employee representative

Secretary to the Board

Eva Persson	52	Secretary to the Board (since 1997). Senior Vice President and General Counsel of AB Volvo.

Volvo Group Executive Committee

The members of the Volvo Group Executive Committee are appointed by, and report to, the Chief Executive Officer.

The former President of Volvo Trucks, Jorma Halonen, assumed the position of Executive Vice President and Deputy CEO of the Volvo Group as of November 1, 2004. He will work parallel with Lennart Jeansson - who currently holds this position - until mid-year 2005 when the latter will retire.

Effective November 1, the new President of Volvo Trucks is Staffan Jufors, former President of Volvo Penta.

Göran Gummeson was appointed new President of Volvo Penta. Göran Gummeson, who assumed his new duties on November 1, 2004, is also a member of the Volvo Group Executive Committee.

The senior executive officers of the Volvo Group, together with the years in which they were appointed to their respective offices, are as follows:

Name	**Age**	**Position**
Leif Johansson	54	President of AB Volvo and Chief Executive Officer of the Volvo Group (since 1997). President and CEO of Electrolux Group (1994-1997), President of AB Electrolux (1991-1997), President of Facit AB (1982-1983), President of Husqvarna Motorcyklar AB (1979-1981). Member of Volvo Board (since 1997).
Lennart Jeansson	64	Executive Vice President of AB Volvo (since 1990) and Deputy CEO (since 1995). President of Volvo Car Corporation (1990-1993). Member of Group Executive Committee (since 1986). Chief Financial Officer of AB Volvo (1986-1990).
Jorma Halonen	57	Executive Vice President of AB Volvo and Deputy CEO (since 2004). President of Volvo Truck Corporation (2001-2004). Various positions at Scania (1990-2001). Member of Group Executive Committee (since 2002).
Stefano Chmielewski	53	President of Renault Trucks (since May 1, 2003). Senior Vice President Sales, Renault Trucks 2001-2003. Various positions with Iveco and VW 1982-2001. Member of Volvo Group Executive Committee (since May 1, 2003).
Paul Vikner	56	President of Mack Trucks, Inc. since 2001. Executive Vice President of Sales and Marketing, Mack Trucks, Inc. 1996-2001. Previously at Iveco Trucks North America and Isuzu Trucks North America 1972-1994. Member of Group Executive Committee since January 1, 2004.

Michel Gigou	59	Senior Vice President of AB Volvo, President of Volvo Trucks North America and Chairman of the Board of Mack Trucks, Inc. (2000-2003). President of Mack Trucks, Inc. (1996-2000). Previously at Renault S.A, with various positions in Europe. Member of Group Executive Committee (since 2002).
Håkan Karlsson	44	President of Volvo Bus Corporation. President of Volvo Logistics 2000-2003. Member of Group Executive Committee since June 1, 2003.
Tony Helsham	51	President of Volvo Construction Equipment (since 2000). President and CEO of Euclid Hitachi Heavy Equipment (1995-1998). President of Volvo Construction Equipment Korea, (1998-2000). Member of Group Executive Committee (since 2000).
Staffan Jufors	54	President of Volvo Trucks (since 2004). President of AB Volvo Penta (1998-2004). Vice President of Volvo Car Corporation, Olofström (1992-1998). Member of the Group Executive Committee (since 1998).
Göran Gummeson	58	President of Volvo Penta (since 2004). Various positions with Volvo Penta since 1991, head of Volvo Penta's European operations (1998-2004). Member of the Group Executive Committee (since 2004).
Fred Bodin	58	President of AB Volvo Aero Corporation (since 1997). Senior Vice President of AB Volvo (1993-1997). General Counsel (1988-1997). Member of the Group Executive Committee (since 1993).
Salvatore L Mauro	45	President of Volvo Financial Services (since 2001). President of Volvo Car Finance Europe (1999-2001). Vice President and CFO Volvo Car Finance Inc. (1993-1996). Member of the Group Executive Committee (since 2001).
Lars-Göran Moberg	62	President of Volvo Powertrain (since 2000). Member of the Group Executive Committee (since 2001).
Stefan Johnsson	46	Senior Vice President of AB Volvo and CFO of the Volvo Group (since 1998). President of Volvo Group Finance Sweden (1994–1998). Member of Group Executive Committee (since 1998), responsible for economy, finance, strategic matters and business development.
Eva Persson	52	Senior Vice President of AB Volvo and General Counsel of the Volvo Group (since 1997). Member of Group Executive Committee (since 1997), responsible for legal, tax and security matters.
Per Löjdquist	56	Senior Vice President of AB Volvo (since 1997), responsible for corporate communications and investor relations. Member of the Group Executive Committee (since 1997).
Karl-Erling Trogen	59	Senior Vice President of AB Volvo. President of Volvo Truck Corporation (1994-2000). President of Volvo Trucks North America (1991–1994). Member of the Group Executive Committee (since 1994).

6.B. Compensation

See note 31 to Volvo's consolidated financial statements for additional information concerning the compensation of the company's directors and executive officers.

6.C. Board Practices

AB Volvo does not provide its board members with any pension or retirement benefits.

For details on service contracts with the members of the Group Executive Committee and certain other senior executives see "Item 18 – Financial Statements – Note 31".

For details regarding the time of appointments for the members of the board and the members of the Group Executive Committee, please refer to "– 6.A. – Directors and Senior Management" above. The members of the board are appointed annually by the ordinary general meeting of the shareholders and their respective term of office is until the next ordinary general meeting of the shareholders has been held. This does not apply to employee representatives who are appointed by their respective employee organization for a period decided by the employee organization.

6.D. Employees

The number of employees in Volvo as of December 31, 2004, was 81,080.

The following table sets forth the approximate number of employees, by business area, at December 31, 2002, 2003 and 2004:

	2002	2003	2004
Trucks………………………………..	43,470	46,900	49,450
Buses………………………………………	6,660	6,680	7,700
Construction Equipment…………………………..	8,410	9,280	9,930
Volvo Penta……………………………………	1,410	1,440	1,580
Volvo Aero …………………………….	3,660	3,440	3,350
Financial Services…………………………………	1,060	1,060	1,100
Other operations…………………………………..	6,490	6,940	7,970
Total, as reported ……………………………………	71,160	75,740	81,080

The following table sets forth the approximate number of employees, by geographic area, at December 31, 2002, 2003 and 2004:

	2002	2003	2004
Europe…………………………………………….	52,550	55,500	57,460
North America……………………………………….	12,440	12,270	14,620
South America……………………………………….	2,020	2,640	3,110
Asia………………………………………………….	2,590	3,710	4,130
Other markets……………………………………….	1,560	1,620	1,760
Total, as reported…………………………………	71,160	75,740	81,080

In accordance with customary Swedish practices, factory workers in Sweden belong to unions within the Swedish Trade Union Confederation and office workers belong to unions within the Federation of Salaried Employees in Industry and Services. Wages and general working conditions are negotiated in collective bargaining at the national level between the employers' association and the labor union association within each industry. Within the limits established by these agreements, the Company also negotiates directly with the union representing its employees. In accordance with the Swedish Co-Determination Act regarding employee participation in decision-making, Volvo is required to negotiate with trade unions regarding important changes in operations and in working and employment conditions. Within the Group, special negotiating committees and other participatory arrangements have been established in each of the business areas.

Since 1988, three employee representatives have been appointed to the Board of Directors and two others as Deputy Members. See "6.A. – Directors and Senior Management."

6.E.   Share Ownership

Board Members	**Holdings, April 30, 2005***
Finn Johnsson	2,000 Volvo Series B shares
Per-Olof Eriksson	6,200 Volvo Series A shares
Patrick Faure	2,000 Volvo Series B shares
Haruko Fukuda	None
Tom Hedelius	2,000 Volvo Series A shares
Leif Johansson	46,262 Volvo shares, including 39,538 Series B shares and 50,000 employee stock options.
Louis Schweitzer	2,000 Volvo Series B shares
Ken Whipple	None
Martin Linder	None
Olle Ludvigsson	155 Volvo Shares, including 105 Volvo Series B shares
Johnny Rönnkvist	285 Volvo shares, including 50 Series B shares

Deputy Board Members

Berth Thulin	100 Volvo Series B shares

Executive officers	**Holdings, April 30, 2005***
Leif Johansson	46,262 Volvo shares, including 39,538 Series B shares and 50,000 employee stock options.
Lennart Jeansson	33,368 Volvo shares, including 32,431 Series B shares and 25,000 employee stock options.
Jorma Halonen	2,000 Volvo Series B shares and 25,000 employee stock options.
Stefano Chmielewski	None
Michel Gigou	None; 25,000 employee stock options.
Paul Vikner	None; 25,000 employee stock options
Håkan Karlsson	2,352 Volvo shares including 2,085 Series B shares
Tony Helsham	25,000 employee stock options.
Staffan Jufors	3,348 Volvo shares, including 2,194 Series B shares and 25,000 employee stock options.
Göran Gummeson	750 Volvo Series B shares
Fred Bodin	None; 25,000 employee stock options.
Salvatore L. Mauro	1,003 American Depositary Receipts (ADRs) of AB Volvo; 25,000 employee stock options.
Lars-Göran Moberg	7,858 Volvo shares, including 7,652 Series B shares and 25,000 employee stock options.
Stefan Johnsson	2,075 Volvo shares, including 2,000 Series B shares and 25,000 employee stock options
Per Löjdquist	7,398 Volvo shares, including 4,224 Series B shares and 25,000 employee stock options.
Eva Persson	2,500 Volvo shares, including 2,248 Series B shares and 25,000 employee stock options.
Karl-Erling Trogen	16,251 Volvo Series B shares and 25,000 employee stock options.

* The cumulative shareholdings of the Board members and executive officers corresponds to less than 1% of the votes and shares in the Company.

Option Programs and Share Based Incentive Programs. During 2004 Volvo had two different types of option programs for certain senior executives outstanding, one call option program (expires during 2005) and one program for employee stock options (expires 2006/2008). Furthermore, Volvo had a share based incentive program. In April, 2005 the Annual General Meeting resolved to establish a new share-based incentive program during the second quarter of 2005 for senior executives in the Volvo Group. Detailed information on the Option Programs and share-based incentive programs are reported in Note 31 to the consolidated financial statements included in Item 18 of this annual report.

Profit sharing and Volvo Company Pension. Volvo is a worldwide organization with a global profit sharing scheme. The system, Volvo Profit Sharing, comprises approximately 63,000 employees throughout the world. Implementation of the profit sharing system requires that the return on the Company's shareholders' equity exceed 10%.

Profit sharing involves a focus on Volvo's success factors: growth, product cycle management and operational excellence. Because employees will become shareholders, their understanding of the role of shareholders within the company will increase. Profit sharing also helps to make Volvo more attractive as an employer to both present and future employees. Profit sharing gives employees an additional incentive to have a favorable impact on earnings and to feel a greater sense of solidarity with Volvo. In 2004 the return of the company's shareholder equity exceeded 13% and the cost for the profit sharing system amounted to approximately SEK 200 million. There were no payments for profit sharing to employees for 2003 and 2002.

Since 1995, Volvo has offered employees in Sweden an extra pension-savings plan via Volvo's 60-Year Fund. Effective in 2000, as a result of the changed conditions for pension-savings, this plan was replaced by the Volvo Company Pension, a defined-contribution pension insurance policy that is paid for by Volvo. The objective is the same as that of the 60-Year Fund: to improve the financial position of employees when they retire with pension benefits.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

7.A. Major Shareholders

The shares of AB Volvo are divided into two classes, A Shares and B Shares. Each A Share confers one vote per share and each B Share confers one tenth of one vote per share.

On April 29, 2005, Renault SAS was known to AB Volvo to be the holder of shares representing 21.3% of the votes and 21.8% of the share capital of AB Volvo, based on the number of outstanding shares. The holding of Renault SAS consists of 27,720,989 A Shares and 60,583,188 B Shares. It equals 21.1% of the number of outstanding A Shares and 22.2% of the B Shares. The holding of A Shares equals 6.9% of the total number of outstanding shares. The holding of B Shares equals 15.0% of the total number of outstanding shares.

On April 29, 2005, AMF Pension held shares representing 3.8% of the votes and 3.0% of the share capital of AB Volvo. This holding consists of 5,300,000 A shares and 6,851,700 B Shares equaling 4.0% of the number of outstanding A shares and 2.5% of the number of outstanding B Shares. The holding of A Shares equals 1.3% of the total number of outstanding shares. The holding of B Shares equals 1.7% of the total number of outstanding shares.

On April 29, 2005, Robur Funds held shares representing 4.4% of the votes and 2.8% of the share capital of AB Volvo. This holding consists of 6,529,806 A shares and 4,946,317 B Shares equaling 5.0% of the number of outstanding A shares and 1.8% of the number of outstanding B Shares. The holding of A Shares equals 1.6% of the total number of outstanding shares. The holding of B Shares equals 1.2% of the total number of outstanding shares. As far as known to AB Volvo, it was not directly owned or controlled by another corporation or by any foreign government as of April 29, 2005.

As of April 29, 2005, the directors and members of the executive committee of AB Volvo, as a group, held 137,905 shares of AB Volvo of which 21,274 were A Shares, representing less than one percent of the nominal share capital and voting rights in AB Volvo.

On April 29, 2005, there were approximately 205,391 shareholders of Volvo's shares registered with the Swedish Securities Register Center, VPC AB ("VPC").

7.B.   Related Party Transactions

The Company and Group Companies have entered into various transactions in the normal course of business with Renault SAS and subsidiaries ("Renault"). Amounts due from and due to Renault amounted to SEK 81, 93 and 426 million and SEK 554, 537 and 642 million, respectively, at December 31, the respective year 2004, 2003 and 2002. Sales to and purchases from Renault amounted to SEK 277, 310 and 1,526 million and SEK 3,242, 2,756, and 3,608 million, respectively, for 2004, 2003 and 2002. The sales were mainly from Renault Trucks and consisted of bus components and spare parts. The purchases was mainly made by Renault Trucks and consisted of light trucks. The transactions also comprise a trademark license from Renault for the use of the trademark "Renault". For information regarding the acquisition of Renault V.I. and Mack trucks see "Item 4. Information on the Company – 4.A. History and Development of Company".

AB Volvo and Renault SAS signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault V.I. and Mack. According to the acquisition agreement in 2000, AB Volvo received 100% of the shares in Renault's truck subsidiaries, Renault V.I. and Mack in exchange for 15% of the shares in AB Volvo. Since then, AB Volvo and Renault SAS have had ongoing discussions regarding the value of certain acquired assets and liabilities of Renault V.I. and Mack. In accordance with this settlement, Renault SAS transferred SEK 989 million to AB Volvo in January, 2005.

The Company and Group Companies have entered into various transactions in the normal course of business with Svenska Handelsbanken AB ("SHB") and its subsidiaries. The transactions are mainly loans from SHB to Volvo Treasury Companies within Business Area Financial Services. Such loans are guaranteed by AB Volvo. The amounts outstanding under such loans loans as of December 31, 2004, 2003 and 2002 were SEK 2,699, 2,899 and 3,344 million respectively. In addition, Group Companies have entered into various other transactions, e.g. conduit facilities, letters of credit, factoring, and dealership in note issues, with SHB.

The Company and Group Companies have entered into various transactions in the normal course of business with Deutz AG ("Deutz"). The agreements cover the development and long-term supply by Deutz of certain small and medium size diesel engines. Volvo owns 7% of the capital and voting rights in Deutz.

The Company and Group Companies have entered into various transactions in the normal course of business with Shanghai Sunwin Bus Corporation ("Sunwin Bus"), Xian Silver Bus Corporation ("Silver Bus") and Jinan Hua Wo Truck Corporation ("Hua Wo Truck"). All these entities are entities over which Volvo has joint control together with one or more external parties. Volvo currently owns 50% of the capital and voting rights of all these joint ventures. Transactions with these entities mainly comprise of sales of components for bus and truck manufacturing. Volvo also purchases manufactured trucks from Hua Wo Truck. Up until September 2004 Prévost Holding BV ("Prévost) was a joint venture where Volvo held 50% of the capital and voting rights. As of October 2004 Prévost Car Inc. is a wholly owned subsidiary of Volvo Buses. See "Item 5.A - Volvo's investment in Henlys Group plc".

7.C   Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

     8.A.   **Consolidated Statements and Other Financial Information**

     8.A.1   See Item 18.

     8.A.2   See Item 18.

     8.A.3   See "Report of Independent Registered Public Accounting Firm ", pages F-2 through F-3.

     8.A.4   We have complied with this requirement.

     8.A.5   Not applicable.

     8.A.6   Volvo Group's exports from Sweden were SEK 62,653, 49,300, 52,730 millions the respective year 2004, 2003 and 2002. The corresponding percentages, 30%, 27% and 28% of total sales.

     8.A.7   **Litigation.** In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. Following the closure in October 2003 of an investigation for potential criminal liability for the fire, the trial for unintentional manslaughter started in Bonneville (France) on January 31, 2005 and lasted until late April 2005. The judgement is expected at the end of July, 2005. Volvo Truck Corporation is one of 16 parties tried for unintentional manslaughter. A claim was filed with the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailer manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favor of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta, Italy and Brussels, Belgium. Although the total sums claimed are substantial, Volvo is unable to determine the ultimate outcome of the litigation referred to above. In a statement during the trial, the State Prosecutor recommended that Volvo should be found not guilty. It is up to the court to decide the final outcome.

     AB Volvo and Renault SAS have signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault VI/Mack. According to this settlement, Renault SA transferred SEK 989 million to AB Volvo. The receivable was reported as a reduction of the goodwill amount pertaining to the acquisition of Renault VI/Mack.

     Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Group.

     8.A.8   **Dividend policy.** For a description of the Company's dividend policy, see "Item 3. Key Information – 3.A. Selected Financial Data."

     8.B.   **Significant Changes**

None

ITEM 9. THE OFFER AND LISTINGS.

9.A.   Offer and Listing Details

9.A.1.   Not applicable.

9.A.2.   Not applicable.

9.A.3.   Not applicable.

9.A.4

The table below sets forth, for the periods indicated, the high and low closing sales prices in SEK for A shares and B shares traded on the Stockholmsbörsen (Stockholm Stock Exchange) and in U.S. dollars for the ADSs traded on NASDAQ. Each ADS represents one B Share. The data below reflects price and volume information for trades completed by members of the Stockholmsbörsen during the day as well as for inter-dealer trades completed off the Stockholmsbörsen and certain inter-dealer trades completed during trading on the previous business day.

	A shares		B shares		ADSs	
	High	**Low**	**High**	**Low**	**High**	**Low**
	(SEK per Share)		(SEK per Share)		($ per ADS)	
Annual information for the past five years						
2004	272	210	283	220.5	41.36	30.29
2003	216	130.5	225	136	30.62	16.03
2002	201	117	209.5	124	20.90	13.40
2001	191.5	114.5	198	121	20.13	11.42
2000	234	137	241	138	27.81	13.69
Quarterly information for the past two years						
2005						
First Quarter..	317.5	249.5	330.5	260	48.36	37.79
2004						
First Quarter..	248.5	210	258.5	220.5	34.90	30.25
Second Quarter..	265	223	274	233	36.64	31.26
Third Quarter...	266	235	276.5	245	36.32	32.97
Fourth Quarter...	272	246	283	255.5	41.36	35.49
2003						
First Quarter..	160.5	130.5	167.5	136	19.40	16.03
Second Quarter..	169	138	177.5	145	22.88	17.39
Third Quarter...	205	164.5	213.5	172	25.83	21.80
Fourth Quarter...	216	169.5	225	179.5	30.62	24.03
Monthly information for most recent six months						
April 2005...	305.5	273	318	285	44.95	39.96
March 2005..	317.5	297.5	330.5	309	48.36	44.11
February 2005	306	268.5	317.5	279.5	46.35	40.06
January 2005..	274	249.5	284	260	40.75	37.79
December 2004	265.5	249	276	259	41.26	38.61
November 2004..	272	258.5	283	268	41.36	37.85

Fluctuations in the exchange rate between the Swedish Kronor and the U.S. dollar will affect the U.S. dollar equivalent of the Swedish Kronor price of the shares on the Stockholmsbörsen.

9.A.5. Not applicable.

9.A.6. Not applicable.

9.A.7. Not applicable.

9.B.   Plan of Distribution

Not applicable.

9.C   Markets

The principal market for both Volvo's A and B Shares is the Stockholmsbörsen. Volvo's A and B Shares were also traded on the London, Frankfurt, Düsseldorf and Hamburg Stock Exchanges. Since December 1984, ADSs representing AB Volvo's B Shares (prior to January 1, 1993, Non-Restricted B Shares) have been traded in the United States through NASDAQ. These American Depositary Shares are evidenced by American Depositary Receipts ("ADRs") issued by JP Morgan Chase Bank, N.A., as depositary, and are traded under the symbol "VOLVY". Each ADS outstanding represents one B Share deposited with JP Morgan Chase Bank, N.A. JP Morgan Chase Bank, N.A. has advised Volvo that, as of December 31, 2004, there were about 20 million ADSs outstanding and 4,051 record holders. On the basis of this information, the ADSs held on such date in the United States represented approximately 7.2% of AB Volvo's outstanding B Shares.

AB Volvo believes that there has also been very limited over-the-counter market in the United States for its A and B Shares.

In the fourth quarter of 2003, Volvo decided to apply for delisting of its shares from the German stock exchanges in Frankfurt, Hamburg and Düsseldorf. The Volvo share was delisted from the Frankfurt and Düsseldorf stock exchanges on June 25, 2004 and on the stock exchange in Hamburg on September 30, 2004. Further the Board decided in the fourth quarter of 2004 to apply for delisting of Volvo shares from the London Stock Exchange. The cancellation was effective from December 17, 2004.

Trading on the Stockholmsbörsen continues until 5:30 P.M. each business day. In addition to official trading on the Exchange, there is also trading off the Exchange during official trading hours. The Stockholmsbörsen publishes a daily Official List, which includes the volume of recorded transactions in each listed stock, together with the prices of the highest and lowest recorded trades of the day. The Official List reflects price and volume information for trades completed by members on the floor during the day, as well as for inter-dealer trades completed off the floor and certain inter-dealer trades completed on the floor during the previous business day.

The Annual General Meeting of shareholders authorized the Board of Directors to repurchase and transfer Company shares as follows. The decision concerns an authorization of the Board to decide on the acquisition and/or transfer of Company shares and means that both Series A and Series B shares may be acquired and/or transferred. The Company may acquire shares through trading on a stock exchange or another regulated market in which the Company's shares are listed. However, the Company is not allowed to own more than 10% of the total number of shares. For the purpose of financing company acquisitions, transfer of shares held by the Company may occur through an offering directed to all shareholders.

The purpose of allowing the Board to repurchase the Company's shares is to be able to continuously adapt the capital structure to the Company's need for capital and thereby contribute to increased shareholder value and to enable the Company to transfer shares in conjunction with the fulfillment of its obligations in accordance with already decided incentive programs or in conjunction with financing any company acquisition.

In November 2003, Volvo obtained an exemption from Nasdaq from the shareholder approval requirements pursuant to Nasdaq Marketplace Rule 4350(i)(1)(A) with respect to certain equity compensation plans.

9.D   Selling Shareholders

Not applicable.

9.E   Dilution

Not applicable

9.F   Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A   Share capital

Not applicable.

10.B   Memorandum and articles of association

AB Volvo is registered in the Swedish Companies Register under the number 556012-5790. AB Volvo's corporate purposes are to concentrate on the following product areas: transportation, food processing, energy and finance (with the exception, however, of activities that are subject to the relevant law on banking activities and credit market companies), management of real estate, goods and chattels and other operations associated with these activities. Set forth below is a summary of certain material provisions of AB Volvo's Articles of Association and Swedish company legislation. This description does not purport to be complete.

According to the Articles of Association, each Class A Share confers one vote per share and each Class B Share confers one-tenth of one vote per share. In all other respects, AB Volvo's Class A and B shares rank equally. Notice of the annual ordinary general meeting of shareholders or an extraordinary meeting of shareholders at which a proposal for a change of the Articles of Association will be considered must be given not less than four or more than six weeks prior to the meeting. Notice of any other extraordinary meetings of the shareholders must be given not less than two nor more than six weeks prior to the meeting. In order to be entitled to attend and vote at a general meeting of shareholders, a shareholder must be registered in the register of shareholders ten days prior to the date of the meeting. The Articles of Association provide that the shareholder must give notice to AB Volvo of the intention to attend the meeting not later than the date specified in the notice convening the meeting (a date not earlier than the fifth weekday preceding the meeting). A shareholder may attend and vote at the meeting in person or by proxy. A person designated in the register as a nominee (including the depositary of the ADRs) is not entitled to vote at a general meeting, nor is a beneficial owner whose share is registered in the name of a nominee (including the depositary of the ADRs) unless the beneficial owner first arranges to have such owner's own name entered in the register of shareholders.

In addition to the Series A and B shares the General Meeting of the Shareholders held on April 12, 2005 resolved to amend the Articles of Association so as to allow the company to issue not more than 15,836,841 series C shares. A series C share confers one tenth of a vote, does not carry rights to dividends and is redeemable by initiative of an owner of a series C share, the Board of Directors of AB Volvo or a General Meeting of the shareholders of AB Volvo. When redemption is made the redemption amount shall total the nominal value adjusted upwards as of the redemption date with an interest rate corresponding to STIBOR 30 days plus 1.75 basis points.

According to the Articles of Association the share capital of AB Volvo is comprised of a minimum of SEK 1,900 million and not more than SEK 7,600 million. Each share has a par value of SEK 6.

Apart from specially appointed members and deputy members, the Board of AB Volvo is to consist of not less than six and not more than twelve members with not more than the same number of deputies. Members and deputy members are to be elected annually at the ordinary General Meeting of the shareholders for the time up to and inclusive of the next Ordinary Meeting of the Shareholders.

According to the Swedish Companies Act, a member of the board of directors and the managing director may not take part in matters regarding agreements, litigation or other legal proceedings between the director and the company, between the company and third parties where the director has a material interest in the matter which may conflict with the interests of the company, or agreements between the company and a legal entity which the director may represent, either individually or together with any other person. The directors may not vote compensation to themselves or any members of the board of directors.

The board members are charged with the organization of the company and the management of the company's operations and the managing director is charged with the day-to-day management of the company in accordance with any guidelines and instructions provided by the board of directors. The managing director thus has borrowing powers only to the extent such borrowing is part of the day-to-day management of the company and in accordance with any guidelines and instructions provided by the board of directors.

Under the Swedish Companies Act, the annual general meeting of the shareholders shall be held within six months of the end of each financial year. The annual report and the audit report, and where the company is a parent company, the consolidated annual report and the audit report on the group shall be presented at such meeting. At the meeting resolutions shall be passed with respect to (i) adoption of the income statement and the balance sheet, (ii) dispositions of the company's profit and loss according to the adopted balance sheet, (iii) discharge from liability for the members of the board and managing director and (iv) other matters which according to the Swedish Companies Act or the articles of association rest upon the general meeting for resolution.

Under Swedish law, only an annual general meeting of shareholders may authorize the payment of dividends, which may not exceed the amount recommended by the Board of Directors, except that in the event a demand is made by holders of at least 10% of the total number of shares outstanding, a dividend of at least 50% of the net profits for the fiscal year remaining after certain deductions and with certain limitations must be declared. Under Swedish law, no interim dividends may be paid in respect of any fiscal period for which audited financial statements of the Company have not been adopted at the annual general meeting of shareholders of the Company. In a decision to issue new shares shall be specified from which time the new shares are entitled to receive dividends. The right to receive dividends shall, however, commence no later than for the fiscal year during which the shares shall have been fully paid. Any person entered in the share register or in a list pursuant to Chapter 3, s. 12 of the Swedish Companies Act on the stipulated recording date shall be deemed to be entitled to receive a dividend, and, in the event of a bonus issue, new shares due to the holder and to exercise the shareholder's preferential right to take part in the issue. The right to receive a dividend is time-barred ten years after the decision by the annual general meeting of the shareholders. When said period has lapsed, the Company is entitled to the dividend in question.

Under the Swedish Companies Act, resolutions at the general meeting of the shareholders are normally passed by a simple majority of votes cast. Exceptions include, but are not limited to: (i) resolutions to waive shareholder preferential rights in connection with an issue or to reduce the share capital or to approve a merger, which require a qualified two-thirds majority of the votes cast as well as at least two-thirds of the shares represented at the general meeting; (ii) resolutions which restrict the transferability of shares, or limit the number of shares in respect of which a single shareholder may vote, or which deal with certain other special matters, in which case a minimum quorum and a larger majority, or in some cases unanimity, is required; (iii) resolutions which amend the Articles of Association in other respects, for which a majority consisting of at least two-thirds of the shares represented at the meeting and of the votes cast is required; (iv) resolutions where under the legal position of certain shares would be adversely changed for which, in addition to (iii) above, the approval of all holders of such shares represented at the meeting and representing at least nine-tenths of all such shares is required; and (v) resolutions where under the legal position of an entire class of shares would be adversely changed, for which, in addition to (iii) above, the approval of the holders of at least half of all the shares of such class and of nine-tenths of the shares of such class represented at the meeting is required.

In addition to the quorum rules above, the Swedish Companies Act contains certain other provisions granting rights to a minority of the shareholders. Such rights, subject to the minority reaching certain minimum number, include but are not limited to; (i) the right to have a matter at a general meeting of the shareholders adjourned to a resumed general meeting; (ii) allow the company to institute an action for damages in favor of the company against a board member, the managing director, a shareholder or the auditor; (iii) request that the general meeting declares a dividend in an amount of at least half the sum of the net profit for the financial year remaining after certain deductions; (iv) request that the board convenes an extra ordinary general meeting of the shareholders; (v) request that the County Administrative Board appoints an auditor to take part in the auditing of the company or that the County Administrative Board appoints a special examiner to examine a specific past period or matter relating to the company.

In December 1988, Volvo obtained an exemption from Nasdaq from the quorum requirements of Nasdaq Marketplace Rule 4350(f). This rule requires that Volvo specify in its constitutional documents a quorum of not less than 33⅓% of the outstanding shares of its common voting shares. The exemption was granted on the basis that such quorum requirements were not required by Swedish corporate law and would be contrary to the generally accepted business practice in Sweden.

A shareholder or proxy for one or more shareholders may at any general meeting of shareholders, unless the company's articles of association provide otherwise, cast the full number of votes represented by such holder's shares. AB Volvo's Articles of Association do not prevent the shareholders from casting the full number of votes represented by such shareholder's shares.

There are no provisions in the Articles of Association limiting foreigners' right to purchase, own, sell or vote for AB Volvo shares. As a general rule under Swedish law, AB Volvo shares may be freely sold to and owned by nationals from other countries than Sweden. In some cases of transactions in AB Volvo shares, certain flagging and ownership examination rules apply to the transaction, irrespective of the nationality of the parties involved.

The Swedish Financial Instruments Trading Act provides that any person, foreign or Swedish, who has acquired or transferred shares in a Swedish limited liability company that has issued shares which are quoted on a securities exchange within the European Economic Area or are, without being listed, quoted on a securities exchange or an authorized market-place in Sweden, shall within seven days thereafter report in writing the acquisition or the transfer to the company and the Swedish exchanges and market-places where shares in the company are quoted or, if the shares are not quoted in Sweden, to the Swedish Financial Supervisory Authority (the FSA), if:

(1) the acquisition results in the acquirer's share of the number of votes for all shares in the company reaching or exceeding any of the thresholds 10, 20, 33.33, 50 and 66.67%, or

(2) the transfer results in the transferor's share of the number of votes for all shares in the company falling below any of the thresholds described in (1) above.

In connection with the above, shares owned by persons and companies that are affiliated to or are acting in concert with the acquirer or the transferor shall be treated as if the shares were the acquirer's or transferor's own.

It is prevailing market practice on the Swedish securities market pursuant to self-regulation that any person, who holds 5% or more of the capital and/or voting rights in a company, that acquires or transfers shares and/or forms of securities that can be converted into or exchanged into shares in a listed or quoted Swedish limited liability company shall make an announcement when his holding increases or decreases above or below 5% of the share capital or the total number of voting rights in the company, as well as above or below each subsequent 5% threshold. In addition, any person who holds less than 30% of the total voting rights in such company and who acquires shares so that after the acquisition he possesses 30% or more of the votes in the company, shall make a public offer to acquire all of the outstanding shares in the company.

Effective as of July 1, 2005 Volvo will be subject to the new Swedish corporate governance code.

10.C   Material contracts

None

10.D Exchange controls

There are no Swedish governmental laws, decrees or regulations that restrict the export or import of capital or that affect the remittance of dividends or other payments to non-residents of Sweden who hold Volvo shares. In addition, since January 1, 1993, there have been no limitations imposed by Swedish law or Volvo's Articles of Association on the right of non-residents of Sweden or non-citizens of Sweden to hold or vote for Volvo shares.

10.E Taxation

General. The taxation discussion set forth below is intended only as a general summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to ownership and disposition of B Shares or ADSs represented by ADRs. The statements of United States and Swedish tax laws set out below are based on the laws in force as of the date of this Annual Report and may be subject to changes in United States or Swedish tax law and in the double taxation convention or treaty between the United States and Sweden, occurring after that date, possibly with retroactive effect.

The following summary outlines certain material United States federal income tax consequences and certain material Swedish tax consequences to "U.S. Holders". A U.S. Holder is a beneficial owner of ADSs or B Shares who (i) is a citizen or individual resident of the United States for United States federal income tax purposes, a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia), an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust; and (ii) holds the ADSs or B Shares as capital assets. Because this summary is not exhaustive of all possible tax considerations (such as situations involving taxpayers who own (directly, indirectly or by attribution) 10% or more of the voting stock or outstanding share capital of Volvo, who are securities broker-dealers, financial institutions, banks, insurance companies, regulated investment companies, partnerships, persons subject to the alternative minimum tax, persons holding ADSs or B Shares as part of a straddle, hedging or conversion transaction, persons who acquired the ADSs or B Shares pursuant to the exercise of the employee stock options or otherwise as compensation, U.S. expatriates, tax-exempt entities, or taxpayers whose functional currency is not the U.S. dollar), U.S. Holders are urged to consult their tax advisors as to the overall United States federal, state and local tax consequences, as well as the overall Swedish tax consequences, of their ownership of ADSs or B Shares. In particular, U.S. Holders are urged to consult their tax advisors concerning whether they are eligible for benefits under the Treaty (as defined below). Other holders of ADSs or B Shares are also urged to consult their own tax advisors as to the overall tax consequences of their ownership of such ADSs or B Shares.

For the purposes of both the convention between the United States of America and Sweden for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, as amended (the "Treaty"), and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADSs will be treated as the owners of the underlying B Shares that are represented by such ADSs.

Taxation of Dividends. For United States federal income tax purposes, the gross amount of any dividends paid by Volvo (including the amount any Swedish withholding tax thereon) to U.S. Holders of ADSs or B Shares will generally be taxed as ordinary dividend income to such Holders. Dividends paid by Volvo will not be eligible for the dividends received deduction generally allowed to corporate U.S. shareholders with respect to dividends received from other U.S. corporations. The amount of any dividend that will be included in gross income will be the U.S. dollar value of the payment (including the amount of any Swedish taxes withheld therefrom) calculated by reference to the spot rate in effect of the date of receipt by the U.S. Holder in the case of B Shares (or the date of receipt by the Depositary in the case of ADSs) regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder of B Shares who converts kronor into U.S. dollars on the date of receipt generally should not recognize any exchange gain or loss. A U.S. Holder of B Shares who does not convert kronor into U.S. dollars on the date of receipt generally will have a tax basis in the kronor equal to its U.S. dollar value at the time of receipt. Exchange gain or loss, if any, recognized by the U.S. Holder on a subsequent conversion or disposition of the kronor generally will be treated as U.S. source ordinary income or loss. A U.S. Holder of ADSs ordinarily will be paid in U.S. dollars.

In general, under Swedish tax law, dividends paid by a Swedish corporation such as Volvo to non-residents of Sweden are subject to Swedish withholding tax at a rate of 30%. However, pursuant to the Treaty, dividends paid by Volvo to a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the receipt of the dividend is attributable will generally be subject to Swedish withholding tax at a reduced rate of 15%. A U.S. Holder of ADSs or B Shares may be required to provide documentary evidence that such Holder is entitled to the reduced 15% withholding tax rate under the Treaty. The gross amount of such dividends will be treated as foreign source income for United States federal income tax purposes. This may be relevant in determining the Holder's foreign tax credit limitation.

If a U.S. Holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate Swedish taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. The difference in exchange rates may reduce the U.S. dollar value of the credits for Swedish taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. Holder may elect to translate Swedish taxes into U.S. dollars suing the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the United States Internal Revenue Service (the "IRS").

Subject to certain conditions and limitations, the Swedish withholding taxes described above will be treated as foreign taxes eligible for credit against a U.S. Holder's United States federal income tax liability. The rules governing the foreign tax credit are complex. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to "passive income", or in the case of certain U.S. Holders "financial services income". Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute "passive category income" or, in the case of certain U.S. Holders, "general category income". The consequences of the separate limitation calculation will depend on the nature and sources of each U.S. Holder's income. In lieu of claiming a credit, a U.S. Holder who itemizes deductions may elect to deduct against income all of such Holder's foreign income taxes in the taxable year. A deduction, however, does not reduce taxes on a dollar-for-dollar basis like a credit, but the deduction for foreign taxes paid is not subject to the same limitations as those applicable to the foreign tax credit. The United States Treasury has expressed concern that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Accordingly, the analysis of the creditability of Swedish withholding taxes could be affected by future actions that may be taken by the United States Treasury. Each U.S. Holder is urged to consult its own tax advisor concerning whether the Holder is eligible for benefits under the Treaty, and whether, and to what extent, a foreign tax credit will be available.

Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax (at a maximum rate of 15%) in respect of "qualified dividend income" received in taxable years and beginning before January 1, 2009. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holders meet certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for the exchange of information. Volvo currently believes that dividends paid with respect to its ADSs and B Shares should constitute qualified dividend income for U.S. federal income tax purposes. The United States Treasury and the IRS have announced their intention to promulgate rules pursuant to which the holders of ADSs and shares, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. Holder of ADSs or B Shares is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computation of his foreign tax credit limitation with respect to any qualified dividend income paid by Volvo to him, as applicable.

Tax on Sale, Exchange or Other Disposition. For United States federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss on any sale, exchange or other disposition of ADSs or B Shares in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in the ADSs or B Shares. This capital gain or loss will be U.S. source income or loss and will be treated as a long-term capital gain or loss if the U.S. Holder's holding period in the ADSs or B Shares exceeds one year. In the case of a U.S. Holder who is an individual, capital gains generally will be subject to United States federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

The deposit and withdrawal of B Shares in exchange for ADSs by a U.S. Holder under the deposit agreement will not be subject to United States federal income tax.

In general, under the Treaty, a shareholder who is (i) treated as a resident of the United States for the purpose of application of the Treaty, (ii) who qualifies for treaty benefits under the "Limitation on Benefits" article of the Treaty, and (iii) who does not have a "permanent establishment" or "fixed place of business" in Sweden (or in the case of an individual U.S. Holder who does not perform or has not performed independent personal services in Sweden) to which the holding of the ADSs or B Shares is attributable and (iv) who was not an individual resident of Sweden within ten years preceding the disposition of the ADSs or B Shares will not be subject to Swedish tax on any capital gain derived from the sale, exchange or other disposition of ADSs or B Shares. Different rules may apply to a shareholder who is resident in more than one country.

Passive Foreign Investment Company Status. A non-U.S. corporation will be classified as a Passive Foreign Investment Company (a "PFIC") for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents or royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person), or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. Volvo currently believes that it did not qualify as a PFIC for the taxable year ending December 31, 2004 for United States federal income tax purposes. If Volvo were to become a PFIC in any taxable year, the tax on distributions on its ADSs or B Shares and on any gains realized upon the disposition of ADSs or B Shares may be less favorable than as described herein. Furthermore, dividends paid by Volvo would not be "qualified dividend income" and would be subject to tax at the higher rates applicable to other items of ordinary income. U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to Volvo.

Swedish Estate and Gift Taxes. The Swedish tax on Estate and Gifts has been abolished as from December 17, 2004. The transfer of an ADS or B Share by gift or by reason of the death of the owner prior to this date will still be subject to Swedish gift or inheritance tax if the donor or decedent is domiciled or resident in Sweden or is a Swedish citizen or is married to a Swedish citizen and has left Sweden less than ten years before the gift transaction or death. If the ADS or B Share was classified among fixed or current assets of a business activity run in Sweden by the donor or decedent, the transfer prior to December 17, 2004, would also be subject to Swedish gift or estate tax as a general rule. Further, transfers before that date by gift would be subject to Swedish gift tax if either the donor or donee is a Swedish citizen or if the donee is a Swedish legal entity. ADSs or B Shares transferred by reason of the death of a Swedish citizen prior to December 17, 2004, will also be taxable. Under the applicable Treaty this tax liability may be limited.

Swedish Taxes on Property. Only individuals, estates of deceased individuals, Swedish foundations and Swedish associations and societies are liable to the Swedish Tax on Property ("förmögenhetsskatt"). An individual (and the estate of him/her) who is not a Swedish citizen and has not stayed in Sweden at all or only temporary will not be liable to the tax. Should he or she stay here more than temporary but not more permanently and without having any other substantial connection to Sweden, tax liability will arise but only for private real estate in Sweden. Any individual staying here more permanently (six months may sometimes be used as a rule of thumb) or having any other substantial connection to Sweden will be liable to the Swedish Tax on Property also for ADSs and B Shares. The treaty may limit this liability.

In general, under the Treaty, a U.S. citizen who is not also a Swedish citizen will not be subject to the Swedish tax on property unless ADSs or B Shares are included in a business carried on in Sweden. There are exemptions in the Treaty also for individuals with other conditions.

United States Information Reporting Backup Withholding. Holders of ADSs or B Shares may, under certain circumstances, be subject to United States information reporting requirements and backup withholding at a current rate of 28% with respect to dividends paid on or the proceeds from a sale, exchange or redemption of ADSs or B Shares, unless such Holder provides an accurate taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Certain exempt recipients (such as corporations) are not subject to the information reporting requirements and backup withholding. Any U.S. persons who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to United States information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder's United States federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the approximate claim for refund with the IRS and furnishing any required information.

United States State and Local Taxes. In addition to United States federal income tax, U.S. Holders may be subject to United States state and local taxes with respect to their ADSs or B Shares.

10.F   Dividends and paying agents

Not applicable.

10.G   Statement by experts

Not applicable.

10.H   Documents on display

The documents referred to in this report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at the website www.sec.gov. A copy of Form 20-F is also displayed on the Company's homepage www.volvo.com under Investor Relations, Financial Reports, Other publications.

10.I   Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosures about market risk are reported in Note 33 to the consolidated financial statements included in Item 18 of the document.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its President and Chief Executive Officer and Senior Vice President and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer and the Company's Senior Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in United States Securities Exchange Act of 1934, as amended, Rule 13a-15(e)). Based on the foregoing, the Company's President and Chief Executive Officer and Senior Vice President and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely identifying material information potentially required to be included in the Company's SEC filings.

There have been no changes in the Company's internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A   AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that each of Haruko Fukuda, Per-Olof Eriksson and Ken Whipple are "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16.B   CODE OF ETHICS

The Company has adopted a code of ethics that applies to, inter alia, its Chief Executive and Chief Financial Officer. This code of ethics is posted on the Company's website, www.volvo.com, and may be found as follows: From our main web page, first click on "Volvo Group" then on "our values" and on "Volvo Code of Conduct".

ITEM 16.C   PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers AB has served as the Company's independent public auditors for the financial years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. The Annual General Meeting elects the auditors for a period of four years. The following table presents the aggregate fees for professional services and other services rendered by PricewaterhouseCoopers AB to the Company in 2002, 2003 and 2004.

	2002	2003	2004
	(In millions of SEK)		
Audit Fees (1)	63	66	78
Audit-related Fees (2)	22	23	20
Tax Fees (3)	43	30	16
All Other Fees (4)	25	11	0
Total Fees	**153**	**130**	**114**

(1)   Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the Company's audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

(2)   Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems; review of security controls; due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

(3)   Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions and transfer pricing.

(4)   All Other Fees include fees billed for training; forensic accounting and data system reviews.

The Audit Committee approves annually a catalogue of Extended Audit Services, Audit Related Services and Tax Services that may be performed by the independent auditors. In addition, the Audit Committee limits the fee that the independent auditors may receive when performing the permitted services. When the fee for a permitted service is above such threshold level but below a certain higher level decided by the Audit Committee, the Head of Corporate Audit, AB Volvo, is authorized to approve requests to retain the independent auditors. Services that are not included in the catalogue of permitted services or where the fee for the service is not within the range delegated to the Head of Corporate Audit, require the pre-approval by the Audit Committee.

ITEM 16.D EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUEER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that may yet be Purchased under the Programs
2004-01-01 to 2004-01-31	–	–	–	–
2004-02-01 to 2004-02-29	–	–	–	–
2004-03-01 to 2004-03-31	–	–	–	–
2004-04-01 to 2004-04-30	–	–	–	–
2004-05-01 to 2003-05-31	–	–	–	–
2004-06-01 to 2004-06-30	–	–	–	–
2004-07-01 to 2004-07-31	–	–	–	–
2004-08-01 to 2004-08-31	–	–	–	–
2004-09-01 to 2004-09-30	–	–	–	–
2004-10-01 to 2004-10-31	700,000	SEK 265.17	700,000	21,376,045
2004-11-01 to 2003-11-30	4,800,000	SEK 270.09	4,800,000	16,576,045
2004-12-01 to 2004-12-31	3,815,000	SEK 262.45	3,815,000	12,761,045
2005-01-01 to 2005-01-31	-	-	-	12,761,045
2005-02-01 to 2005-02-28	5,415,000	SEK 302.82	5,415,000	7,346,045
2005-03-01 to 2005-03-01	315,000	SEK 311.47	315,000	7,031,045

- On April 16, 2004 the Annual General Meeting of AB Volvo authorized the Board of Directors to decide on the acquisition of own shares. On June 17, 2004 the board of AB Volvo decided to acquire through purchase on Stockholmsbörsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000 (USD 645 million).

- The purchases under the program were carried out during the period October 27, 2004 to March 1, 2005.
- The repurchase program expired on April 11, 2005 but was terminated prior to expiration date, see above.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F.

INDEX TO FINANCIAL STATEMENTS

	Page
AB VOLVO AND SUBSIDIARIES:	
Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm :	F-2
Consolidated Financial Statements:	
Consolidated Income Statements for the Years Ended December 31, 2002, 2003 and 2004	F-3
Consolidated Balance Sheets at December 31, 2002, 2003 and 2004	F-4
Consolidated Cash Flow Statements for the Years Ended December 31, 2002, 2003 and 2004	F-5
Notes to the Consolidated Financial Statements	F-6

ITEM 19. EXHIBITS AND CERTIFICATIONS

1.*   Articles of Association as amended January 5, 2005 (in English translation).

2.*   Amended and Restated Deposit Agreement among AB Volvo, JP Morgan Chase Bank N.A. as depositary and holders of ADSs, dated as of January 5, 2005.

8.   For information concerning Volvo's group structure and significant subsidiaries, including the name, country of incorporation, proportion of ownership interest and, to the extent different, proportion of voting power held, see " Note 2 to Volvo's consolidated financial statements."

12.1   Certification of Leif Johansson, President and Chief Executive Officer of AB Volvo (publ), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2   Certification of Stefan Johnsson, Senior Vice President and Chief Financial Officer of AB Volvo (publ), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*   Incorporated by reference to our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on June18, 2004 (Commission File Number 0-12828).

**   Incorporated by reference from an exhibit to the Registration Statement on Form F-6, filed with the SEC on January 5, 2005 (Commission File Number 333-121846).

INDEX TO FINANCIAL STATEMENTS

	Page
AB VOLVO AND SUBSIDIARIES:	
Reports of Independent Registered Public Accounting Firm:	F-2
Consolidated Financial Statements:	
Consolidated Income Statements for the Years Ended December 31, 2002, 2003 and 2004	F-3
Consolidated Balance Sheets at December 31, 2002, 2003 and 2004	F-4
Changes in Consolidated Shareholders' equity for the Years Ended December 31, 2002, 2003 and 2004	F-5
Consolidated Cash Flow Statements for the Years Ended December 31, 2002, 2003 and 2004	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTRERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of AB Volvo:

We have audited the accompanying consolidated balance sheets of AB Volvo and its subsidiaries at December 31, 2004, 2003 and 2002 and the related consolidated income statements, statements of cash flows and statements of changes in stockholders' equity for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AB Volvo and its subsidiaries at December 31, 2004, 2003 and 2002, and the results of their operations and their cash flows for each of the three years ended December 31, 2004, in conformity with accounting principles generally accepted in Sweden.

As discussed in the Accounting Policy note to the financial statements, with effect from January 1, 2003, the Company adopted RR 22 "Presentation of Financial Statements", RR 25 "Segment reporting", RR 27 "Financial instruments: disclosure and presentation" and RR 29 "Employee benefits". The Company retroactively adopted these standards with the exception of RR 29 that was adopted prospectively.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers AB
Göteborg, Sweden
June 9, 2005

Financial Information

Consolidated income statements				
SEK M		2002	2003	**2004**
Net sales	Note 4	186,198	183,291	**210,401**
Cost of sales		(151,569)	(146,879)	**(163,947)**
Gross income		34,629	36,412	**46,454**
Research and development expenses	Note 4	(5,869)	(6,829)	**(7,233)**
Selling expenses		(16,604)	(16,866)	**(19,099)**
Administrative expenses		(5,658)	(5,467)	**(5,494)**
Other operating income and expenses	Note 5	(4,152)	(1,367)	**(1,285)**
Income from investments in associated companies	Note 4, 6	182	200	**27**
Income from other investments	Note 7	309	(3,579)	**830**
Operating income	Note 4	2,837	2,504	**14,200**
Interest income and similar credits		1,217	1,096	**820**
Interest expenses and similar charges		(1,840)	(1,888)	**(1,231)**
Other financial income and expenses	Note 8	(201)	(55)	**(1,210)**
Income after financial items		2,013	1,657	**12,579**
Income taxes	Note 9	(590)	(1,334)	**(3,184)**
Minority interests in net income	Note 10	(30)	(25)	**(40)**
Net income		1,393	298	**9,355**
Net income per share, SEK		3.32	0.71	**22.35**
Diluted earnings per share, SEK		3.32	0.71	**22.33**

Consolidated balance sheets							
SEK M		December 31, 2002		December 31, 2003		**December 31, 2004**	
Assets							
Non-current assets							
Intangible assets	Note 11		17,045		16,756		**16,606**
Tangible assets	Note 11						
Property, plant and equipment		30,799		30,640		**31,151**	
Assets under operating leases		23,525	54,324	21,201	51,841	**19,534**	**50,685**
Financial assets							
Shares and participations	Note 12	27,492		1,782		**2,003**	
Long-term customer-financing receivables	Note 13	25,207		23,448		**25,187**	
Other long-term receivables	Note 14	12,485	65,184	10,487	35,717	**7,775**	**34,965**
Total non-current assets			136,553		104,314		**102,256**
Current assets							
Inventories	Note 15		28,305		26,459		**28,598**
Short-term receivables							
Customer-financing receivables	Note 16	21,791		22,554		**26,006**	
Other receivables	Note 17	26,995	48,786	28,766	51,320	**31,290**	**57,296**
Shares in Scania AB	Note 12		–		20,424		**–**
Marketable securities	Note 18		16,707		19,529		**25,955**
Cash and bank accounts	Note 19		8,871		9,206		**8,791**
Total current assets			102,669		126,938		**120,640**
Total assets			239,222		231,252		**222,896**
Shareholders' equity and liabilities							
Shareholders' equity	Note 20						
Restricted equity							
Share capital		2,649		2,649		**2,649**	
Restricted reserves		14,093	16,742	12,769	15,418	**10,726**	**13,375**
Unrestricted equity							
Unrestricted reserves		60,143		56,704		**46,679**	
Net income		1,393	61,536	298	57,002	**9,355**	**56,034**
Total shareholders' equity			78,278		72,420		**69,409**
Minority interests	Note 10		247		216		**229**
Provisions							
Provisions for post-employment benefits	Note 21	16,236		15,288		**14,155**	
Provisions for deferred taxes		912		569		**420**	
Other provisions	Note 22	15,809	32,957	14,479	30,336	**14,478**	**29,053**
Non-current liabilities	Note 23						
Bond loans		33,870		33,090		**27,612**	
Other loans		12,549		13,584		**12,799**	
Other long-term liabilities		6,704	53,123	4,627	51,301	**4,653**	**45,064**
Current liabilities	Note 24						
Loans		26,018		27,418		**21,396**	
Trade payables		22,214		24,528		**30,813**	
Other current liabilities		26,385	74,617	25,033	76,979	**26,932**	**79,141**
Total shareholders' equity and liabilities			239,222		231,252		**222,896**
Assets pledged	Note 25		3,610		3,809		**3,046**
Contingent liabilities	Note 26		9,334		9,611		**9,189**

Changes in consolidated Shareholders' equity

SEK M

	Share capital	Restricted reserves	Unrestricted reserves	Total share-holders' equity
Balance at December 31, 2001	**2,649**	**12,297**	**70,239**	**85,185**
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	1,393	1,393
Effect of equity method of accounting [1]	–	45	(45)	–
Transfer between unrestricted and restricted equity	–	4,219	(4,219)	–
Translation difference	–	(2,468)	238	(2,230)
Minimum liability adjustment for post-employment benefits [2]	–	–	(2,542)	(2,542)
Other changes	–	–	(172)	(172)
Balance at December 31, 2002	**2,649**	**14,093**	**61,536**	**78,278**
Cash dividend	–	–	(3,356)	(3,356)
Net income	–	–	298	298
Effect of equity method of accounting [1]	–	17	(17)	–
Transfer between unrestricted and restricted equity	–	1,246	(1,246)	–
Translation difference	–	(2,587)	2,061	(526)
Transition impact of new accounting standards for post-employment benefits [3]	–	–	(2,278)	(2,278)
Other changes	–	–	4	4
Balance at December 31, 2003	**2,649**	**12,769**	**57,002**	**72,420**
Cash dividend	–	–	(3,356)	(3,356)
Distribution of shares in Ainax AB to shareholders	–	–	(6,310)	(6,310)
Net income	–	–	9,355	9,355
Effect of equity method of accounting [1]	–	33	(33)	–
Transfer between unrestricted and restricted equity	–	(1,440)	1,440	–
Translation difference	–	(636)	469	(167)
Repurchase of own shares	–	–	(2,532)	(2,532)
Other changes	–	–	(1)	(1)
Balance at December 31, 2004	**2,649**	**10,726**	**56,034**	**69,409**

1 Mainly associated companies' effect on Group net income, reduced by dividends received.
2 Up to 2002, defined benefit plans for pensions in Volvo's subsidiaries in the United States were accounted for in accordance with US GAAP (SFAS 87). In accordance with these rules, a minimum liability adjustment should be charged to shareholders' equity with an amount that corresponds to the unfunded part of accrued benefit obligations less unrecognized prior service costs. See further in Note 21.
3 Effective in 2003, Volvo adopted RR 29 Employee Benefits. See further in Note 1.

Consolidated cash-flow statements							
SEK M		2002		2003		2004	
Operating activities							
Operating income		2,837		2,504		**14,200**	
Depreciation and amortization	Note 11	10,844		10,169		**10,305**	
Other items not affecting cash	Note 27	1,955		4,929		**147**	
Changes in working capital:							
(Increase)/decrease in receivables		3,649		517		**(4,017)**	
(Increase)/decrease in inventories		53		1,433		**(2,243)**	
Increase/(decrease) in liabilities and provisions		(2,692)		(1,507)		**4,797**	
Interest and similar items received		942		1,437		**1,047**	
Interest and similar items paid		(1,047)		(1,160)		**(335)**	
Other financial items		(170)		(62)		**(25)**	
Income taxes paid		(1,069)		(1,165)		**(1,194)**	
Cash flow from operating activities		15,302		17,095		**22,682**	
Investing activities							
Investments in fixed assets		(6,665)		(6,005)		**(7,405)**	
Investments in leasing assets		(5,179)		(5,333)		**(4,360)**	
Disposals of fixed assets and leasing assets		3,162		2,935		**2,444**	
Customer-financing receivables, net	Note 27	(5,739)		(4,316)		**(7,382)**	
Shares and participations, net	Note 27	(88)		(61)		**15,064**	
Acquired and divested subsidiaries and other business units, net	Note 2, 27	(159)	(14,668)	(39)	(12,819)	**(141)**	**(1,780)**
Cash flow after net investments			634		4,276		**20,902**
Financing activities							
Increase (decrease) in bond loans and other loans	Note 27	(111)		1,868		**(8,840)**	
Loans to external parties, net	Note 27	1,692		933		**13**	
Cash dividend to AB Volvo shareholders'		(3,356)		(3,356)		**(3,356)**	
Repurchase of own shares		–		–		**(2,532)**	
Dividends to minority shareholders		(13)		(9)		**(9)**	
Other		12	(1,776)	63	(501)	**38**	**(14,686)**
Change in liquid funds, excluding translation differences			(1,142)		3,775		**6,216**
Translation difference on liquid funds			(663)		(618)		**(205)**
Change in liquid funds			(1,805)		3,157		**6,011**
Liquid funds, January 1		27,383		25,578		**28,735**	
Liquid funds, December 31		25,578		28,735		**34,746**	

The effects of major acquisitions and divestments of subsidiaries in each year have been excluded from other changes from the balance sheet items in the cash-flow statement. The effects of currency movements in translation of foreign Group companies have also been excluded since these effects do not affect cash flow. Liquid funds include cash and bank balances and marketable securities.

Amounts in SEK M unless otherwise specified. The amounts within parentheses refer to the two preceding years; the first figure is for 2003 and the second for 2002.

Note 1 Accounting principles

The consolidated financial statements for AB Volvo (the Parent Company) and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Accounting standards and interpretations issued by the Swedish Financial Accounting Standards Council have thereby been applied. Swedish GAAP differs in significant respects from US GAAP, see further in Note 34.

In the preparation of these financial statements, the company management has made certain estimates and assumptions that affect the value of assets and liabilities as well as contingent liabilities at the balance sheet date. Reported amounts for income and expenses in the reporting period are also affected. The actual future outcome of certain transactions may differ from the estimated outcome when these financial statements were issued. Any such differences will affect the financial statements for future fiscal periods.

Changes of accounting principles
Effective in 2005 Volvo will adopt International Financial Reporting Standards (IFRS) in its financial reporting. The transition from Swedish GAAP to IFRS is being made according to a regulation applicable to all listed companies within the European Union as of 2005.

No changes of accounting principles have been made during 2004.

As of 2003, Volvo has adopted RR 29 Employee Benefits in its financial reporting. RR 29 Employee Benefits conforms in all significant respects with IAS 19 Employee Benefits issued earlier by the International Accounting Standards Committee (IASC). Effective in 2003, Volvo has adopted RR 27 Financial Instruments: Disclosure and Presentation, which conforms to a large extent with IAS 32 issued by the IASC. The adoption of RR 27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities.

As of 2003, Volvo has also adopted RR 22 Presentation of Financial Statements, RR 24 Investment Property, RR 25 Segment Reporting – Sectors and Geographical Areas, RR 26 Events after the Balance Sheet Date and RR 28 Government Grants. Certain changes have been made in the structure and content of the financial information as from 2003, as a result of these new standards. However, the standards listed above have not resulted in any changes of the measurement of the Group's financial performance or position.

Consolidated financial statements
The consolidated financial statements comprise the Parent Company, subsidiaries, joint ventures and associated companies. Subsidiaries are defined as companies in which Volvo holds more than 50% of the voting rights or in which Volvo otherwise has a controlling influence. However, subsidiaries in which Volvo's holding is temporary are not consolidated. Joint ventures are companies over which Volvo has joint control together with one or more external parties. Associated

companies are companies in which Volvo has a significant influence, which is normally when Volvo's holding equals to at least 20% but less than 50% of the voting rights.

The consolidated financial statement have been prepared in accordance with the principles set forth in the Recommendation of the Swedish Financial Accounting Standards Council, RR 1:00, Consolidated Financial Statements and Business Combinations.

All business combinations are accounted for in accordance with the purchase method.

Companies that have been divested are included in the consolidated financial statements up to and including the date of divestment. Companies acquired during the year are consolidated as of the date of acquisition.

Joint ventures are preferably reported by use of the proportionate method of consolidation. A few joint ventures are reported by use of the equity method due to practical reasons.

Holdings in associated companies are reported in accordance with the equity method. The Group's share of reported income after financial items in such companies, adjusted for minority interests, is included in the consolidated income statement in Income from investments in associated companies, reduced in appropriate cases by amortization of goodwill. The Group's share of reported taxes in associated companies, is included in Group income tax expense.

For practical reasons, most of the associated companies are included in the consolidated accounts with a certain time lag, normally one quarter. Dividends from associated companies are not included in consolidated income. In the consolidated balance sheet, the book value of shareholdings in associated companies is affected by Volvo's share of the company's net income, reduced by the amortization of goodwill and by the amount of dividends received.

Accounting for hedges
Loans and other financial instruments used to hedge an underlying position are reported as hedges. In order to apply hedge accounting, the following criteria must be met: the position being hedged is identified and exposed to exchange-rate or interest-rate movements, the purpose of the loan/instrument is to serve as a hedge and the hedging effectively protects the underlying position against changes in the market rates. Financial instruments used for the purpose of hedging future currency flows are accounted for as hedges if the currency flows are considered probable to occur.

Foreign currencies
In preparing the consolidated financial statements, all items in the income statements of foreign subsidiaries and joint ventures (except subsidiaries in highly inflationary economies) are translated to Swedish kronor at the average exchange rates during the year (average rate). All balance sheet items except net income are translated at exchange rates at the respective year-ends (year-end rate). The differences in consolidated shareholders' equity arising as a result of variations between year-end exchange rates are charged or credited

directly to shareholders' equity and classified as restricted or unrestricted reserves. The difference arising in the consolidated balance sheet as a result of the translation of net income, in the income statements, in foreign subsidiaries' to Swedish kronor at average rates, and in the balance sheets at year-end rate, is charged or credited to unrestricted reserves. Movements in exchange rates change the book value of foreign associated companies. This difference affects restricted reserves directly.

When foreign subsidiaries, joint ventures and associated companies are divested, the accumulated translation difference is reported as a realized gain/loss and, accordingly, affects the capital gain.

Financial statements of subsidiaries operating in highly inflationary economies are translated to Swedish kronor using the monetary method. Monetary items in the balance sheet are translated at year-end rates and nonmonetary balance sheet items and corresponding income statement items are translated at rates in effect at the time of acquisition (historical rates). Other income statement items are translated at average rates. Translation differences are credited to, or charged against, income in the year in which they arise.

In the individual Group companies as well as in the consolidated accounts, receivables and liabilities in foreign currency are valued at period-end exchange rates.

Gains and losses pertaining to hedges are reported at the same time as gains and losses of the items hedged. Received premiums or payments for currency options, which hedge currency flows in business transactions, are reported as income/expense during the contract period.

Gains/losses on outstanding currency futures at year-end, which were entered into to hedge future commercial currency flows, are reported at the same time as the commercial flow is realized. For other currency futures that do not fullfil the criteria for hedge accounting a full market valuation is made on a portfolio basis and are credited to, or charged, against income.

In valuing financial assets and liabilities whose original currency denomination has been changed as a result of currency swap contracts, the loan amount is accounted for translated to Swedish kronor at the period-end exchange rate. Unrealized exchange rate gains relating to swap contracts are reported among short-term receivables and unrealized exchange rate losses relating to swap contracts are reported among current liabilities.

Exchange rate differences on loans and other financial instruments in foreign currency, which are used to hedge net assets in foreign subsidiaries and associated companies, are offset against translation differences in the shareholders' equity of the respective companies.

Exchange rate gains and losses on payments during the year and on the valuation of assets and liabilities in foreign currencies at year-end are credited to, or charged against, income in the year they arise. The more important exchange rates employed are shown above.

Other financial instruments
Effective in 2003, Volvo has adopted RR 27 Financial Instruments: Disclosure and Presentation, which conforms to a large extent with IAS 32 issued by the IASC. The adoption of RR 27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. In accordance with RR 27, derivative instruments with unrealized gains are to be presented as assets and derivative instruments with unrealized losses are to be presented as liabilities. In accordance with Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consquence of adoption of the presentation principles in RR 27, the Volvo Group's assets at December 31, 2003, increased by SEK 3.6 billion and the Group's liabilities increased by the corresponding amount. In accordance with the transition rules of RR 27, no restatement has been made of figures for prior years.

Interest-rate contracts and forward exchange rate contracts are used to change the underlying financial asset and debt structure and are reported as hedges against such assets and debts.

Interest-rate contracts used as part of the management of the Group's short-term investments are valued together with these investments in accordance with the portfolio method. Provisions are made for unrealized losses in excess of the unrealized gains within the portfolio.

Interest-rate contracts that do not fullfil the criteria of hedge accounting are valued at the balance sheet date at which time provisions for unrealized losses are made.

Net sales
The Group's reported net sales pertain mainly to revenues from sales of goods and services. Net sales are reduced by the value of discounts granted and by returns.

Income from the sale of goods is recognized when significant risks and rewards of ownership have been transferred to external parties, normally when the goods are delivered to the customers. If, however, the sale of goods is combined with a buy-back agreement or a residual value guarantee, the sale is accounted for as an operating lease transaction if significant risks of the goods are retained in Volvo. Income from the sale of workshop services is recognized when the service is provided. Rental revenues and interest income in conjunction with financial leasing or installment contracts are recognized over the contract period.

Research and development expenses
Effective in 2001, Volvo adopted RR 15 Intangible Assets. In accordance with the new accounting standard, expenditures for development of new products, production systems and software shall be reported as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value for such intangible assets shall be amortized over the estimated useful life of the assets. Volvo's application of the new rules means that high demands are established in order for these development expenditures to be reported as assets. For example, it must be possible to prove the technical functionality of a new product or software prior to this development being reported as an asset. In normal cases, this means that expenditures are capitalized only during the industrialization phase of a product development project. Other research and development expenses are charged to income as incurred. Expenditures for development of new products, production systems and software before 2001 was expensed as incurred and in accordance with the transition rules no retroactive application of RR 15 was made.

Warranty expenses

Estimated costs for product warranties are charged to operating expenses when the products are sold. Estimated costs include both expected contractual warranty obligations as well as expected goodwill warranty obligations. Estimated costs are determined based upon historical statistics with consideration of known changes in product quality, repair costs or similar. Costs for campaigns in connection with specific quality problems are charged to operating expenses when the campaign is decided and announced.

Restructuring costs

Restructuring costs are reported as a separate line item in the income statement if they relate to a considerable change of the Group structure. Other restructuring costs are included in Other operating income and expenses. A provision for decided restructuring measures is reported when a detailed plan for the implementation of the measures is complete and when this plan is communicated to those who are affected.

Depreciation, amortization and impairments of tangible and intangible non-current assets

Depreciation is based on the historical cost of the assets, adjusted in appropriate cases by write-downs, and estimated useful lives. Capitalized type-specific tools are generally depreciated over 2 to 8 years. The depreciation period for assets under operating leases is normally 3 to 5 years. Machinery is generally depreciated over 5 to 20 years, and buildings over 25 to 50 years, while the greater part of land improvements are depreciated over 20 years. In connection with its participation in aircraft engine projects with other companies, Volvo Aero in certain cases pays an entrance fee. These entrance fees are capitalized and amortized over 5 to 10 years. Product and software development is normally amortized over 3 to 8 years.

The difference between depreciation noted above and depreciation allowable for tax purposes is reported by the parent company and in the individual Group companies as accumulated accelerated depreciation, which is included in untaxed reserves. Consolidated reporting of these items is described below under the heading Deferred taxes, allocations and untaxed reserves.

Goodwill is included in intangible assets and amortized over its estimated useful life. The amortization period is 5 to 20 years. The goodwill amounts pertaining to Renault Trucks, Mack Trucks, Volvo Construction Equipment, Champion Road Machinery, Volvo Aero Services, Prévost, Nova BUS, Volvo Bus de Mexico, Volvo Construction Equipment Korea, Volvo Aero Norge and Kommersiella Fordon Europa are being amortized over 20 years due to the holdings' long-term and strategic importance.

If, at a balance sheet date, there is an indication that a tangible or intangible non-current asset has been impaired, the recoverable amount of the asset is estimated. If the recoverable amount is less than the carrying amount, an impairment loss is recognized and the carrying amount of the asset is reduced to the recoverable amount.

Inventories

Inventories are stated at the lower of cost, in accordance with the first-in, first-out method (FIFO), or net realizable value.

Liquid funds

Liquid funds include cash and bank balances and marketable securities. Marketable securities are stated at the lower of cost or market value in accordance with the portfolio method. Marketable securities consist of interest-bearing securities, to some extent with maturities exceeding three months. However, these securities have high liquidity and can easily be converted to cash.

Post-employment benefits

Effective in 2003, Volvo has adopted RR 29 Employee benefits in accounting for post-employment benefits. In accordance with RR 29, actuarial calculations under the projected unit credit method should be made for all defined benefit plans in order to determine the present value of obligations for benefits vested by its current and former employees. The actuarial calculations are being prepared annually and are based upon actuarial assumptions that are determined close to the balance sheet date each year. Changes in the present value of obligations due to revised actuarial assumptions are treated as actuarial gains or losses which are amortized over the employees' average remaining service period to the extent these exceed the corridor value for each plan. Deviations between expected return on plan assets and actual return are treated as actuarial gains or losses. Provisions for post-employment benefits in Volvo's balance sheet correspond to the present value of obligations at year-end, less fair value of plan assets, unrecognized actuarial gains or losses and unrecognized unvested past service costs. Up to and including 2002, defined benefit plans were accounted for in accordance with local rules and directives in the respective country of Volvo's subsidiaries. For post-employment benefits that are financed through defined contribution plans, Volvo's annual contributions to such plans are expensed as incurred. The accounting for defined contribution plans has not been affected by the adoption of RR 29 in 2003.

By applying RR 29 all defined-benefit pension plans and health-care benefit plans are accounted for by use of consistent principles, in all the Group's subsidiaries. In accordance with the transition rules of the new standard, a transitional liability was established as at January 1, 2003, determined in accordance with RR 29. This transitional liability exceeded the liability recognized as per December 31, 2002, in accordance with earlier principles by approximately SEK 2.3 billion. The excess liability consequently was recognized as at January 1, 2003, as an increase in provisions for pensions and other post-employment benefits and a corresponding decrease in shareholders' equity. No additional deferred tax asset was recognized in the Group's balance sheet as at January 1, 2003, attributable to the transition liability. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR 29 as of 2003 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR 29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return instead of being revalued each closing date to fair value. For Volvo's subsidiaries in the US, differences relate to accounting for past service costs and the fact that RR 29 does not include rules about minimum liability adjustments.

Provisions for residual value risks

Residual value risks are attributable to operational lease contracts and sales transactions combined with buy-back agreements or residual value guarantees. Residual value risks are the risks that Volvo in the future would have to dispose used products at a loss if the price development of these products is worse than what was expected when the contracts were entered. Provisions for residual value risks are made on a continuing basis based upon estimations of the used products' future net realizable values. The estimations of future net realizable values are made with consideration of current prices, expected future price development, expected inventory turnover period and expected variable and fixed selling expenses. If the residual value risks are pertaining to products that are reported as tangible assets in Volvo's balance sheet, these risks are reflected by depreciation or write-down of the carrying value of these assets. If the residual value risks are pertaining to products which are not reported as assets in Volvo's balance sheet, these risks are reflected under the line item provisions.

Deferred taxes, allocations and untaxed reserves
Tax legislation in Sweden and other countries sometimes contains rules other than those identified with generally accepted accounting principles, and which pertain to the timing of taxation and measurement of certain commercial transactions. Deferred taxes are provided for on differences which arise between the taxable value and reported value of assets and liabilities (temporary differences) as well as on

tax-loss carryforwards. However, with regards to the valuation of deferred tax assets, these items are recognized provided that it is probable that the amounts can be utilized against future taxable income.

Tax laws in Sweden and certain other countries allow companies to defer payment of taxes through allocations to untaxed reserves. These items are treated as temporary differences in the consolidated balance sheet, that is, a split is made between deferred tax liability and equity capital (restricted reserves). In the consolidated income statement an allocation to, or withdrawal from, untaxed reserves is divided between deferred taxes and net income for the year.

Note 2 Acquisitions and divestments of shares in subsidiaries

AB Volvo's holding of shares in subsidiaries as of December 31, 2004 is shown on pages F-12–F-14. Significant acquisitions, formations and divestments within the Group are listed below.

L.B. Smith (SABA Holding Inc.)
On May 2, 2003 Volvo Construction Equipment purchased the assets amounting to USD 189 M associated with the Volvo distribution business of L.B. Smith Inc. in the US. No goodwill or real estate was included in the deal. Because the intention was to spin off the acquired operations, the L.B. Smith distribution business was not consolidated in the Volvo Group's financial statements during 2003. The major part of the dealerships was divested during 2004. The remaining part of the operation has been consolidated in the Volvo Group's financial statements during 2004.

Renault V.I. and Mack
During the fourth quarter 2004 AB Volvo and Renault signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault V.I./Mack and the value of certain of the acquired assets and certain warranty claims. The settlement, EUR 108 M has reduced the goodwill amount pertaining to the acquisition of Renault V.I.

Prévost Car Inc.
During the third quarter 2004 the North american bus manufacturer Prévost Car Inc became a wholly owned subsidiary of Volvo Bus Corporation. As part of the restructuring of the bus manufacturer Henlys Group plc, Volvo Group reached an agreement to acquire the remaining 50% of the shares. Prévost Car Inc. was a former 50/50 joint venture between Volvo and Henlys, reported in the Volvo Group accounts in accordance with the proportionate consolidation method. The purchase price was USD 83 M including two loans made available to Prévost Car Inc. by Henlys. Prévost Car Inc. contain the Prévost and Nova brands. Prévost manufactures coaches and bus shells for luxury mobile homes. Nova Bus manufactures city buses mainly for the Canadian market.

Axle manufacturing
During the third quarter 2004 Volvo and ArvinMeritor signed a Strategic Alliance Agreement for the supply of axels. As a consequence of the strategic alliance ArvinMeritor acquired the Volvo's axle plant and foundry in Lyon, France.

Bilia's truck and construction equipment business ("Kommersiella Fordon Europa AB")
In the third quarter 2003, the acquisition of the truck and construction equipments operations of Bilia was completed. Volvo exchanged 41% of the shares in Bilia AB for 98% of the shares in Kommersiella Fordon Europa AB. Volvo has required compulsory acquisition of the remaining shares. The acquired operations include dealers and service suppliers for trucks and construction equipment in the Nordic region and ten other european countries. The acquisition cost of the shares was determined to SEK 0.9 billion. The goodwill arising from this transaction amounted to SEK 0.6 billion.

Volvo Baumaschinen Deutschland GmbH
In February 2003 Volvo Construction Equipment sold the German dealer Volvo Baumashinen Deutschland GmbH to the Swedish dealer partner Swecon Anläggningsmaskiner AB.

Volvo Aero Services LP
During 2002 VNA Holding Inc acquired an additional 9% of the shares in Volvo Aero Services LP (previously The AGES Group ALP). Thereafter, Volvo owns 95% of Volvo Aero Services LP.

The effects during 2004, 2003 and 2002 on the Volvo Group's balance sheet and cash flow statement in connection with the **acquisition of subsidiaries and other business units** are specified in the following table:

	2002	2003	2004
Intangible assets	135	948	(599)
Property, plant and equipment	95	1,102	300
Assets under operating lease	286	95	115
Shares and participations	(214)	(1,303)	(260)
Inventories	234	1,477	630
Current receivables	382	1,562	958
Liquid funds	105	31	180
Other assets	3	129	62
Minority interests	119	–	(20)
Provisions	(33)	(225)	(63)
Loans	(247)	(2,144)	(347)
Liabilities	(582)	(1,469)	(448)
Acquired net assets	**283**	**203**	**508**
Liquid funds paid	(283)	(203)	(508)
Liquid funds according to acquisition analysis	105	31	180
Effect on Group liquid funds	**(178)**	**(172)**	**(328)**

The effects during 2004, 2003 and 2002 includes wholly owned subsidiaries that previously were accounted for according to the equity method.

The effects during 2004, 2003 and 2002 on the Volvo Group's balance sheet and cash flow statement in connection with the **divestment of subsidiaries and other business units** are specified in the following table:

	2002	2003	2004
Intangible assets	–	(1)	–
Property, plant and equipment	(5)	(23)	(440)
Inventories	(23)	(170)	(4)
Other receivables	(43)	(112)	181
Liquid funds	(13)	(1)	–
Provisions	–	24	94
Other liabilities	52	170	50
Divested net assets	**(32)**	**(113)**	**(119)**
Liquid funds received	32	134	187
Liquid funds, divested companies	(13)	(1)	–
Effect on Group liquid funds	**19**	**133**	**187**

AB Volvo's holding of shares

AB Volvo's holding of shares and participations in non-Group companies	Registration number	Percentage holding [1]	Dec 31, 2003 Carrying value, SEK M	Dec 31, 2004 Carrying value, SEK M
Scania AB, Sweden	556184-8564	–	20,424	–
Deutz AG, Germany [2]	–	7	670	670
Bilia AB, Sweden [2]	556112-5690	2	25	–
Henlys Group Plc, Great Britain [2]	–	10	95	0
Blue Chip Jet HB, Sweden	969639-1011	40	1	1
Other investments			22	20
Total carrying value, non-Group companies			**21,237**	**691**

1 Percentage figures refer to share capital as well as voting rights.
2 The market value of the holdings is shown in Note 12 to the consolidated financial statements.

AB Volvo's holding of shares and participations in Group companies	Registration number	Percentage holding	Dec 31, 2003 Carrying value, SEK M	Dec 31, 2004 Carrying value, SEK M
Volvo Global Trucks AB, Sweden	556605-6759	100	8,420	8,420
Volvo Lastvagnar AB, Sweden	556013-9700	100	–	–
Volvo Finland AB, Finland	–	100	–	–
Volvo Trucks (Deutschland) GmbH, Germany	–	100	–	–
Volvo Europa Truck NV, Belgium	–	100	–	–
Volvo Trucks (Schweiz) AG, Switzerland	–	100	–	–
Volvo Truck Espana, SA, Spain	–	100	–	–
Volvo Truck and Bus Limited, Great Britain[1]	–	100	–	–
Volvo Truck Latvia Sia, Latvia	–	100	–	–
Volvo Truck Czech S R O, Czech Republic	–	100	–	–
Volvo Truck Slovak, Slovakia	–	100	–	–
Volvo Ukraine LLC, Ukraine	–	100	–	–
Volvo do o Beograd, Yugoslavia	–	100	–	–
Volvo Macedonia, Ltd, Macedonia	–	100	–	–
Volvo Romania SRL, Romania	–	100	–	–
Volvo Bulgaria EOOD, Bulgaria	–	100	–	–
Volvo Otomotiv Turk Ltd STI, Turkey	–	100	–	–
Volvo Trucks Canada Inc, Canada	–	100	–	–
Volvo Trucks de Mexico, Mexico	–	100	–	–
Volvo Peru Sociedad Anonima, Peru	–	100	–	–
Volvo Truck Korea Ltd, South Korea	–	100	–	–
Volvo Truck Australia Pty Ltd, Australia	–	100	–	–
Volvo India Ltd., India	–	100	–	–
Renault Trucks, France	–		–	–
Renault Trucks Commercial SA, France	–	100	–	–
Renault Trucks UK Ltd, Great Britain	–	100	–	–
Renault Trucks Nederland BV, The Netherlands	–	100	–	–
Renault VI Belgique, Belgium	–	100	–	–
Renault Trucks Deutschland GmbH, Germany	–	100	–	–
Renault Trucks Danmark A/S, Denmark	–	100	–	–
Renault Vehicules Industriels Suisse, Switzerland	–	100	–	–

AB Volvo's holding of shares and participations in Group companies (cont.)	Registration number	Percentage holding	Dec 31, 2003 Carrying value, SEK M	Dec 31, 2004 Carrying value, SEK M
Renault V I España SA, Spain	–	100	–	–
Renault Trucks, España, Spain	–	100	–	–
Renault Trucks Italia Spa, Italy	–	100	–	–
Renault Trucks Osterreich GmbH, Austria	–	100	–	–
Renault Trucks Polska SP Z.OO, Poland	–	100	–	–
Renault Trucks Hungaria KFT, Hungaria	–	100	–	–
Renault Trucks CR, SRO, Czech Republic	–	100	–	–
Renault Trucks Argentina, Argentina	–	100	–	–
SARL Renault Trucks Algerie, Algeria	–	100	–	–
Mack Trucks Inc, USA	–	100	3,225	3,225
Mack Canada, Canada	–	100	–	–
North American Truck Leasing Group, Inc, USA	–	100	–	–
Mack de Venezuela, C.A., Venezuela	–	100	–	–
Mack Vehiculos Industriales, C.A., Venezuela	–	100	–	–
Mack Vehucolos Industriales de Mexico SA de CV, Mexico	–	100	–	–
Mack Trucks Australia Pty Ltd, Australia	–	100	–	–
Volvo Bussar AB, Sweden	556197-3826	100	1,859	1,877
Volvo Bussar Säffle AB, Sweden	556058-3485	100	–	–
Acrivia AB, Sweden	556540-1691	100	–	–
Volvo Bus Finland Oy, Finland	–	100	–	–
Volvo Busse Deutschland GmbH, Germany	–	100	–	–
Volvo Busse Industries (Detuschland) GmbH, Germany	–	100	–	–
Volvo Austria, GmbH, Austria	–	100	–	–
Prévost Holding BV, Canada	–	100	–	–
Shanghai Sunwin Bus Co, China [2]	–	50	–	–
XIAN Silver Bus Co, China [2]	–	50	–	–
Volvo Construction Equipment NV, Beesd, The Netherlands	–	100	2,582	2,582
Volvo Wheel Loaders AB, Sweden	556310-1319	100	–	–
Volvo Construction Equipment Components AB, Sweden	556527-6820	100	–	–
Volvo Articulated Haulers AB, Sweden	556360-1615	100	–	–
Volvo Construction Equipment Customer Support AB, Sweden	556310-1301	100	–	–
Volvo Construction Equipment International AB, Sweden	556310-1293	100	–	–
Volvo Construction Equipment Cabs AB, Sweden	556527-6838	100	–	–
Volvo Construction Equipment SA, Belgium	–	100	–	–
Volvo Construction Equipment Europe Ltd, Great Britain	–	100	–	–
Volvo Construction Equipment Europe Holding GmbH, Germany	–	100	–	–
Volvo Motor Graders, Ltd, Canada	–	100	–	–
AB Volvo Penta, Sweden	556034-1330	100	421	421
Volvo Penta Norden AB, Sweden	556127-7533	100	–	–
Volvo Penta Europe AB, Sweden	556541-0429	100	–	–
Wuxi da Hao Power, Co Ltd, China	–	70	–	–
Volvo Aero AB, Sweden	556029-0347	100	2,885	2,885
Volvo Aero Engine Services AB, Sweden	556328-9171	100	–	–
Volvo Aero Support AB, Sweden	556413-0184	100	–	–
Volvo Aero Norge AS, Norway	–	78	–	–

AB Volvo's holding of shares and participations in Group companies (cont.)	Registration number	Percentage holding	Dec 31, 2003 Carrying value, SEK M	Dec 31, 2004 Carrying value, SEK M
VNA Holding Inc, USA	–	100	3,510	3,510
Volvo Trucks North America, Inc, USA	–	100	–	–
Arrow Truck Sales, Inc, USA	–	100	–	–
Volvo Construction Equipment North America Inc., USA	–	100	–	–
Volvo Penta of The Americas, Inc, USA	–	100	–	–
Volvo Aero North America Inc, USA	–	100	–	–
Volvo Aero Services LP, USA	–	95	–	–
Volvo Treasury North America Inc, USA	–	100	–	–
Volvo Commercial Finance LLC The Americas, USA	–	100	–	–
Volvo Holding Sverige AB, Sweden	556539-9853	100	7,634	7,634
Volvo Holding France SA, France	–	100	–	–
VFS Finance France, SA, France	–	100	–	–
Volvo Polska Sp. O.O., Poland	–	100	–	–
Volvo do Brasil, Veiculos Ltda, Brasil	–	100	–	–
Banco Volvo (Brasil) SA	–	100	–	–
Comercio e Participacao Volvo Ltda, Brasil	–	100	–	–
Volvo Treasury AB, Sweden	556135-4449	100	3,044	3,044
Sotrof AB, Sweden	556519-4494	100	1,988	1,388
Danafjord AB, Sweden	556006-8313	100	–	–
Volvo Group Finance Europe BV, The Netherlands	–	100	1,003	1,003
Volvo Construction Equipment Korea Co Ltd, South Korea	–	100	–	–
Volvo Financial Services AB, Sweden	556000-5406	100	886	1,231
Kommersiella Fordon Europa AB, Sweden	556049-3388	100	855	245
Volvo China Investment Co Ltd, China	–	100	622	523
Volvo Truck & Bus Ltd, Great Britain [1]	–	100	413	413
Volvo Holding Mexico, Mexico	–	100	388	388
Volvo Technology Transfer AB, Sweden	556542-4370	100	361	361
Volvo Powertrain AB, Sweden	556000-0753	100	348	348
Volvo Parts AB, Sweden	556365-9746	100	200	200
Volvo Group Insurance Försäkrings AB, Sweden	516401-8037	100	182	182
Volvo Business Services, Sweden	556029-5197	100	107	107
Volvo Danmark Holding AS, Denmark	–	100	104	104
Volvo Italia Spa, Italy	–	100	0	0
VFS Servizi Financiari Spa, Italy [3]	–	100	–	101
Volvo Norge AS, Norway	–	100	56	56
Volvo Malaysia Sdn, Malaysia	–	100	48	48
Celero Support AB, Sweden	556039-1798	100	25	25
Rossareds Fastighets AB, Sweden	556009-1190	100	26	26
Volvo Penta UK Ltd, Great Britain		100	26	16
ZAO Volvo Vostok, Russia	–	100	0	0
Volvo East Asia (Pte) Ltd, Singapore		100	9	9
Volvo Information Technology AB, Sweden	556103-2698	100	8	8
Other holdings			94	13
Total carrying value Group companies [4]			**41,329**	**40,393**

1 Total holding by Volvo Global Trucks and AB Volvo is 100%.
2 Joint ventures, reported in accordance with the proportionate consolidation method in Volvo's consolidated accounts.
3 Total holdings by Volvo Italia and AB Volvo is 100%.
4 AB Volvo's share of shareholders' equity in subsidiaries (including equity in untaxed reserves) was 55,831 (51,395).

Note 3 Joint ventures

Joint ventures are companies over which Volvo has joint control together with one or more external parties. Joint ventures are reported by applying the proportionate consolidation method, in accordance with RR 14 Joint ventures. Group holdings of shares in joint ventures are listed below.

	Dec 31, 2004	
Shares in Joint ventures[1]	Holding percentage	Holding no of shares
Shanghai Sunwin Bus Corp., China[2]	50	–
Xian Silver Bus Corp., China[2]	50	–

1 Jinan Hua Wo Truck Corp. and Prevóst Car Inc., owned to 100 per cent, are fully consolidated from 2004.
2 Reported according to the equity method up to 2002.

Volvo's share of joint ventures' income statements	2002	2003	2004
Net sales	2,724	1,832	492
Operating income	74	51	(27)
Income after financial items	10	19	(32)
Net income	**(21)**	**3**	**(34)**

Volvo's share of joint ventures' balance sheets	2002	2003	2004
Non-current assets	782	665	100
Current assets	1,484	1,217	394
Total assets	**2,266**	**1,882**	**494**
Shareholders' equity	570	581	228
Provisions	180	124	6
Long-term liablities	361	295	0
Current liabilities	1,155	882	260
Total shareholders' equity and liabilities	**2,266**	**1,882**	**494**

At the end of 2004 no guarantees were issued for the benefit of joint ventures, neither by Volvo alone or jointly with other venturers. At the same date Volvo's share of contingent liabilities issued by its joint ventures amounted to 6 (96; 109).

	2002		2003		2004	
Average number of employees	Number of employees	of which women, %	Number of employees	of which women, %	Number of employees	of which women, %
Shanghai Sunwin Bus Corp.	622	13	617	13	604	21
Xian Silver Bus Corp.	210	13	267	13	252	12
Jinan Hua Wo Truck Corp.	–	–	5	20	–	–
Prévost Holding BV	978	11	842	15	–	–
Total number of employees	**1,810**	**12**	**1,731**	**14**	**856**	**18**

Note 4 Segment reporting

Reporting by business segment

The Volvo Group's operations are organized in eight business areas: Volvo Trucks, Renault Trucks, Mack Trucks, Buses, Construction Equipment, Volvo Penta, Volvo Aero and Financial Services. In addition to the eight business areas, there are other operations consisting mainly of business units that are designed to support the business areas' operations. The business units include Powertrain, 3P, Volvo IT, Logistics and Parts. Each business area, except for Financial Services, has total responsibility for its operating income, operating capital and operating cash flow. The Financial Services business area has responsibility for its net income and total balance sheet within certain restrictions and principles that are established centrally. The supervision and coordination of treasury and tax matters is organized centrally to obtain the benefits of a Group-wide approach. The legal structure of the Volvo Group is based on optimal handling of treasury, tax and administrative matters and, accordingly, differs from the operating structure.

The business units are designated to support the business areas and are therefore not reportable business segments. In Volvo's external financial reporting, the financial results within the business units Powertrain and Parts are distributed to the respective business segments. As the three truck brands share product development, production and other activities in business units such as 3P and Powertrain and also share certain infrastructure in distribution such as dealers, the truck brands are reported as one business segment.

Net sales	2002	2003	2004
Trucks	118,752	116,969	136,879
Buses	14,035	11,978	12,722
Construction Equipment	21,012	23,154	28,685
Volvo Penta	7,669	7,596	9,057
Volvo Aero	8,837	8,030	6,925
Other and eliminations	6,775	7,041	7,228
Volvo Group excl Financial Services	**177,080**	**174,768**	**201,496**
Financial Services	9,925	9,153	9,598
Eliminations	(807)	(630)	(693)
Volvo Group total	**186,198**	**183,291**	**210,401**

The above sales figures include internal sales with the following amounts: Trucks 690 (719; 400), Buses 377 (166; 0), Construction Equipment 162 (313; 318), Volvo Penta 27 (31; 27), Volvo Aero 43 (87; 74) and Financial Services 693 (630; 807). Other and eliminations include internal sales of 9,853 (8,014; 7,638) and eliminations amounting to 11,152 (9,330; 8,457).

Internal sales between business areas are generally made at standard cost of sales, including calculated interest and product improvement expenses. Internal sales from service companies are generally at market prices.

Operating income (loss)	2002	2003	2004
Trucks	1,189	3,951	8,989
Buses	(94)	(790)	90
Construction Equipment	406	908	1,572
Volvo Penta	647	695	937
Volvo Aero	5	(44)	377
Financial Services	490	926	1,365
Other	194	(3,142)	870
Volvo Group total	**2,837**	**2,504**	**14,200**

Operating income in 2004 included reversal of write-down of shares in Scania AB of 915, which was reported in Other and write-down of shares in Henlys Group plc of 95, which was reported in Buses.

Operating income in 2003 included write-down of shares in Scania AB and Henlys Group plc amounting to 4,030, of which 429 was reported in Buses (Henlys Group) and 3,601 was reported in Other (Scania AB).

Depreciation and amortization	2002	2003	2004
Trucks	5,766	4,933	5,330
Buses	328	293	286
Construction Equipment	647	653	789
Volvo Penta	80	78	122
Volvo Aero	495	545	417
Other	448	721	232
Total excl Financial Services	**7,764**	**7,223**	**7,176**
Financial Services	3,080	2,946	3,129
Volvo Group total	**10,844**	**10,169**	**10,305**

Research and development expenses	2002	2003	2004
Trucks	4,175	4,874	5,145
Buses	396	453	475
Construction Equipment	685	904	1,007
Volvo Penta	352	291	312
Volvo Aero	173	224	209
Other	88	83	85
Volvo Group total	**5,869**	**6,829**	**7,233**

Income from investments in associated companies	2002	2003	2004
Trucks	15	(55)	13
Buses	8	1	1
Construction Equipment	–	–	–
Volvo Penta	–	–	–
Volvo Aero	(70)	(77)	(1)
Other	173	297	(11)
Volvo Group excl Financial Services	**126**	**166**	**2**
Financial Services	56	34	25
Volvo Group total	**182**	**200**	**27**

Total assets	2002	2003	2004
Operating assets, excluding Financial Services: [1]			
Trucks	68,988	68,307	70,772
Buses	8,913	6,855	7,911
Construction Equipment	14,409	14,476	16,673
Volvo Penta	3,340	2,604	3,242
Volvo Aero	11,631	8,982	8,670
Other [2]	28,166	23,664	3,858
Total operating assets excluding Financial Services	**135,447**	**124,888**	**111,126**
Interest-bearing financial assets	32,648	37,516	46,312
Tax receivables	8,113	7,220	6,193
Total assets in Financial Services	69,364	66,842	71,532
Other and eliminations	(6,350)	(5,214)	(12,267)
Volvo Group total	**239,222**	**231,252**	**222,896**

1 Defined as Total assets less Interest-bearing financial assets and Tax receivables.
2 Investment in Scania included with 0 (20,424; 24,026).

Total shareholders' equity and liabilities	2002	2003	2004
Operating liabilities, excluding Financial Services: [1]			
Trucks	50,481	49,261	55,129
Buses	3,006	2,600	3,327
Construction Equipment	4,079	4,822	6,613
Volvo Penta	1,450	1,460	1,621
Volvo Aero	4,629	3,265	3,707
Other	2,330	3,291	2,825
Total operating liabilities excluding Financial Services	**65,975**	**64,699**	**73,222**
Financial liabilities	38,714	39,940	27,854
Tax liabilities	770	650	1,513
Total liabilities in Financial Services	61,870	58,838	63,226
Other and eliminations	(6,632)	(5,511)	(12,557)
Total liabilities	**160,697**	**158,616**	**153,258**
Shareholders' equity	78,278	72,420	69,409
Minority interests	247	216	229
Volvo Group total	**239,222**	**231,252**	**222,896**

1 Defined as Total liabilities less financial liabilities and tax liabilities.

Investments in associated companies	2002	2003	2004
Trucks	213	26	37
Buses	296	21	20
Construction Equipment	–	–	–
Volvo Penta	–	–	–
Volvo Aero	44	35	37
Financial Services	208	165	172
Other	896	116	647
Volvo Group total	**1,657**	**363**	**913**

Capital expenditures	2002	2003	2004
Trucks	4,797	4,384	5,030
Buses	256	161	176
Construction Equipment	660	525	1,158
Volvo Penta	236	362	297
Volvo Aero	583	262	801
Other	244	528	237
Volvo Group excl Financial Services	**6,776**	**6,222**	**7,699**
Financial Services	5,461	5,459	4,784
Volvo Group total	**12,237**	**11,681**	**12,483**

Reporting by geographical segment

Net sales	2002	2003	2004
Europe	105,069	109,668	119,077
North America	53,438	44,502	54,094
South America	5,070	5,080	7,338
Asia	12,693	15,819	20,789
Other markets	9,928	8,222	9,103
Volvo Group total*	**186,198**	**183,291**	**210,401**
*of which:			
Sweden	12,923	14,801	14,606
United States	44,652	36,406	45,251
France	26,387	25,679	26,900

Total assets	2002	2003	2004
Sweden	91,558	89,747	79,163
Europe excluding Sweden	71,078	75,612	77,616
North America	61,266	50,234	47,854
South America	4,966	4,996	6,496
Asia	7,006	7,236	7,734
Other markets	3,348	3,427	4,033
Volvo Group total	**239,222**	**231,252**	**222,896**

Capital expenditures	2002	2003	2004
Sweden	3,701	2,629	3,690
Europe excluding Sweden	5,793	6,042	6,305
North America	2,261	2,442	1,835
South America	147	214	247
Asia	194	299	362
Other markets	141	55	44
Volvo Group total	**12,237**	**11,681**	**12,483**

Note 5 Other operating income and expenses

	2002	2003	2004
Gains/losses on forward and options contracts	(195)	1,243	828
Exchange rate differences on trade receivables and payables	(266)	(199)	(86)
Amortization of goodwill	(1,094)	(873)	(684)
Change in allowances for doubtful receivables, customer financing	(1,018)	(812)	(545)
Change in allowances for doubtful receivables, other	(362)	(294)	37
Expenses for industrial relocation of Renault Trucks Villaverde plant in Spain	–	–	(470)
Volvo profit sharing program	–	–	(200)
Other income and expenses	(1,217)	(432)	(165)
Total	**(4,152)**	**(1,367)**	**(1,285)**

Note 6 Income from investments in associated companies

Income from investments in associated companies and dividends received from associated companies are specified below:

	Income (loss)			Dividends received		
	2002	2003	2004	2002	2003	2004
Aviation Lease Finance	51	30	27	–	–	–
Petro Stopping Centers Holding LP	(57)	(73)	0	–	–	–
Other companies	77	15	0	20	–	–
Holdings no longer reported as equity method investments						
Bilia AB [3]	128	64	–	44	47	–
Turbec AB [2]	(67)	(77)	–	–	–	–
Xian Silver Bus Corp [4]	29	–	–	–	–	–
Shanghai Sunwin Bus Corp [4]	(23)	–	–	–	–	–
Other companies	–	–	–	–	4	–
Subtotal	**138**	**(41)**	**27**	**64**	**51**	**–**

	Income (loss)		
	2002	2003	2004
Gains (losses) on sale of shares in associated companies			
Bilia AB [3]	–	188	–
Effero AB [2]	–	59	–
Eddo Restauranger AB [1]	32	–	–
Other companies	12	(6)	–
Subtotal	**44**	**241**	**–**
Total income from investments in associated companies	**182**	**200**	**27**

1 Divested in 2002.
2 Divested in 2003.
3 Main part of holding divested in 2003, remaining part divested in 2004.

4 As from 2003 reported in accordance with the proportionate method of consolidation.

Note 7 Income from other investments

	2002	2003	2004
Dividends received			
Scania AB	319	501	–
Henlys Group Plc	7	7	–
Diamond Finance, Ltd	–	5	–
Holdings of Volvo Technology Transfer[1]	–	4	–
Other	3	3	11
Subtotal	**329**	**520**	**11**
Revaluation and write downs of shares			
Scania AB	–	(3,601)	915
Henlys Group Plc	–	(429)	(95)
Holdings of Volvo Technology Transfer[1]	(7)	(39)	(13)
Smith Land & Improvement (SABA Holding)	–	–	(22)
Other	–	(4)	(8)
Subtotal	**(7)**	**(4,073)**	**777**
Gain (loss) on divestment of shares			
Holdings of Volvo Technology Transfer[1]	(16)	(36)	1
Bilia AB	–	–	24
Other	3	10	17
Subtotal	**(13)**	**(26)**	**42**
Total	**309**	**(3,579)**	**830**

1 A Volvo venture-capital company.

Note 8 Other financial income and expenses

Other financial income and expenses in 2004 include a write-down of 1,196, pertaining to the restructuring of Henlys Group plc. The net amount of exchange losses were 1 (gain 31; losses 55).

Note 9 Income taxes

Income taxes were distributed as follows:

	2002	2003	2004
Current taxes relating to the period	(802)	(984)	(1,854)
Adjustment of current taxes for prior periods	156	(291)	288
Deferred taxes originated or reversed during the period	(121)	(831)	(1,712)
Recognition and derecognition of deferred tax assets	242	802	99
Income taxes relating to associated companies	(65)	(30)	(5)
Total income taxes	**(590)**	**(1,334)**	**(3,184)**

Provisions have been made for estimated tax charges that may arise as a result of prior tax audits in the Volvo Group. Tax claims for which no provision has been deemed necessary of approximately 1,433 (1,098; 982) were reported as contingent liabilities.

Deferred taxes relate to income taxes payable or recoverable in future periods in respect of taxable temporary differences, deductible temporary differences, unused tax loss carryforwards or unused tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that the amount can be utilized against future taxable income. At December 31, 2004, the valuation allowance attributable to deductible temporary differences, unused tax loss carryforwards and unused tax credit carryforwards for which no deferred tax asset was recognized amounted to 2,592 (2,718; 3,063).

At year-end 2004, the Group had unused tax loss carryforwards of about 10,100, of which approximately 1,900 will expire within 5 years.

The Swedish corporate income tax rate is 28%. The table below shows the principal reasons for the difference between this rate and the Group's tax rate, based on income after financial items.

	2002, %	2003, %	2004, %
Swedish corporate income tax rates	28	28	28
Difference in tax rate in various countries	8	11	3
Capital gains	(2)	(2)	(3)
Other non-taxable income	(15)	(23)	(3)
Amortization of goodwill	16	13	1
Other non-deductible expenses	14	83	2
Adjustment of current taxes for prior years	(8)	18	(2)
Recognition and derecognition of deferred tax assets	(12)	(48)	(1)
Other, net	0	1	0
Income tax rate for the Group	**29**	**81**	**25**

Specification of deferred tax assets and tax liabilities	2002	2003	2004
Deferred tax assets:			
Unused tax loss carryforwards	5,725	5,370	3,223
Other unused tax credits	343	329	259
Intercompany profit in inventories	280	236	294
Valuation allowance for doubtful receivables	536	523	587
Provisions for warranties	997	975	966
Provisions for post-employment benefits	4,971	4,687	4,300
Provisions for restructuring measures	622	370	220
Other deductible temporary differences	2,950	2,756	2,891
	16,424	**15,246**	**12,740**
Valuation allowance	(3,063)	(2,718)	(2,592)
Deferred tax assets after deduction for valuation allowance	**13,361**	**12,528**	**10,148**
Deferred tax liabilities:			
Accelerated depreciation on property, plant and equipment	2,059	1,979	2,047
Accelerated depreciation on leasing assets	684	1,062	815
LIFO valuation of inventories	1,075	350	160
Capitalized product and software development	951	1,071	1,350
Untaxed reserves	564	688	126
Other taxable temporary differences	1,329	1,119	1,058
	6,662	**6,269**	**5,556**
Deferred tax assets, net [1]	**6,699**	**6,259**	**4,592**

1 Deferred taxes are partially recognized in the balance sheet on a net basis after taking into account offsetting possibilities.

Note 10 Minority interests

Minority interests in net income (loss) and in shareholders' equity consisted mainly of the minority interests in Volvo Aero Norge AS (22%), in Volvo Aero Services LP (5%) and Wuxi da Hao Power Co, Ltd (30%).

Note 11 Intangible and tangible assets

Acquisition costs	Value in balance sheet 2002	Value in balance sheet 2003	Capital expenditures	Sales/ scrapping	Acquired and divested operations [4]	Translation differences	Reclassi- fications and other	Value in balance sheet 2004
Goodwill	14,787	14,977	–	(17)	(473)	(239)	(64)	14,184
Entrance fees, aircraft engine programs	2,116	2,221	483	–	–	–	54	2,758
Product and software development	3,949	4,892	1,714	–	–	(38)	1	6,569
Other intangible assets	2,122	1,596	90	(27)	35	(15)	55	1,734
Total intangible assets	**22,974**	**23,686**	**2,287**	**(44)**	**(438)**	**(292)**	**46**	**25,245**
Buildings	16,688	16,820	983	(297)	188	(261)	(505)	16,928
Land and land improvements	4,169	4,124	37	(113)	23	(27)	(56)	3,988
Machinery and equipment [1]	38,425	40,107	3,370	(1,608)	(256)	(679)	(1,404)	39,530
Construction in progress including advance payments	2,111	1,811	1,400	(6)	–	(53)	(717)	2,435
Total property, plant and equipment	61,393	62,862	5,790	(2,024)	(45)	(1,020)	(2,682)	62,881
Assets under operating leases	39,367	34,354	4,406	(3,893)	144	(948)	(3,064)	30,999
Total tangible assets	**100,760**	**97,216**	**10,196**	**(5,917)**	**99**	**(1,968)**	**(5,746)**	**93,880**

1 Machinery and equipment pertains mainly to production equipment.

Accumulated depreciation and amortization	Value in balance sheet 2002	Value in balance sheet 2003	Depreciation and amortization [2]	Sales/ scrapping	Acquired and divested operations [4]	Translation differences	Reclassifications and other	Value in balance sheet 2004	Net carrying value in balance sheet 2004 [3]
Goodwill	3,490	3,826	702	(17)	161	(90)	(54)	4,528	9,656
Entrance fees, aircraft engine programs	1,201	1,291	95	–	–	–	–	1,386	1,372
Product and software development	491	997	751	–	–	(8)	(2)	1,738	4,831
Other intangible assets	747	816	150	(26)	–	(16)	63	987	747
Total intangible assets	**5,929**	**6,930**	**1,698**	**(43)**	**161**	**(114)**	**7**	**8,639**	**16,606**
Buildings	6,445	6,763	724	(128)	47	(117)	(557)	6,732	10,196
Land and land improvements	454	483	50	(21)	2	(10)	(63)	441	3,547
Machinery and equipment [1]	23,695	24,976	3,408	(1,493)	46	(378)	(2,002)	24,557	14,973
Construction in progress, including advance payments	–	–	–	–	–	–	–	–	2,435
Total property, plant and equipment	30,594	32,222	4,182	(1,642)	95	(505)	(2,622)	31,730	31,151
Assets under operating leases	15,842	13,153	4,425	(1,851)	29	(334)	(3,957)	11,465	19,534
Total tangible assets	**46,436**	**45,375**	**8,607**	**(3,493)**	**124**	**(839)**	**(6,579)**	**43,195**	**50,685**

1 Machinery and equipment pertains mainly to production equipment.
2 Includes write-downs, 244.
3 Acquisition costs less accumulated depreciation and amortization.

4 Includes subsidiaries and joint ventures that previously were accounted for according to the equity method. The disagreement between AB Volvo and Renault SA regarding the acquisition of Renault V.I was settled during 2004. The settlement amount, EUR 108 M, has reduced the goodwill pertaining to the aquisition.

Depreciation and amortization by type of asset	2002	2003	2004
Intangible assets	1,586	1,633	1,698
Property, plant and equipment	4,134	4,009	4,182
Assets under operating leases	5,124	4,527	4,425
Total	**10,844**	**10,169**	**10,305**

Capital expenditures by type of asset	2002	2003	2004
Intangible assets	2,011	1,176	2,287
Property, plant and equipment	4,802	4,939	5,790
Assets under operating leases	5,424	5,566	4,406
Total	**12,237**	**11,681**	**12,483**

Capital expenditures for property, plant and equipment approved but not yet implemented at December 31, 2004, amounted to SEK 8.2 billion (6.4; 5.5).

Investment property
Investment property is property owned for the purpose of obtaining rental income and/or appreciation in value. The acquisition cost of investment property was 1,859 at year-end. Capital expenditures during 2004 amounted to 20. Accumulated depreciation was 472 at year-end, whereof 68 during 2004. The estimated fair value of investment property was SEK 2.2 billion at year-end, based on discounted cash flow projections. The required return is based on current property market conditions for comparable properties in comparable locations. All investment properties were leased during the year. Net income for the year was affected by 332 in rental income from investment properties and 66 in direct costs.

Note 12 Shares and participations

The market values of Volvo's holdings of shares and participations in listed companies as of December 31, 2004 are shown in the table below. When the carrying value of an investment exceeds its market value, it has been assessed that the fair value of the investment is higher than the quoted market price of this investment.

Peach County Holdings Inc
In 2004, as a part of the restructuring of Henlys Group plc, the convertible debenture loan issued to Henlys was partly converted into shares in Peach County Holdings (owner of school bus manufacturer Blue Bird). Volvo's holding in Peach County Holdings Inc is 42,5%.

	Carrying value	Market value
Deutz AG	670	169
Total holdings in listed companies	**670**	**169**
Holdings in non-listed companies	1,333	–
Total shares and participations	**2,003**	

Group holdings of shares and participations in non-Group companies	Registration number	Percentage holding	Dec 31, 2002 Carrying value SEK M [1]	Dec 31, 2003 Carrying value SEK M [1]	Dec 31, 2004 Carrying value SEK M [1]
Shares in associated companies, equity method of accounting					
Peach County Holdings Inc, USA	–	43	–	–	556
Aviation Lease Finance USA	–	49	172	165	172
Blue Chip Jet HB, Sweden	969639-1011	40	151	98	90
Arbustum Invest AB, Sweden	556543-4247	40	32	33	35
Merakvim Metal Works Ltd, Israel	–	27	22	21	20
Thomas Hardie Commercials Ltd, Great Britain	–	24	3	5	10
Fonderie Venissieus, France	–	49	–	–	15
Euromation AB, Sweden [2]	–	–	20	20	–
Petro Stopping Centers Holding LP, USA	–	29	80	0	0
Bilia AB, Sweden	556112-5690	–	710	–	–
Shanghai Sunwin Bus Corp, China [3]	–	–	139	–	–
Xian Silver Bus Corp, China [3]	–	–	135	–	–
Other holdings	–	–	193	21	15
Total shares and participations in associated companies [4]			**1,657**	**363**	**913**
Shares and participations in other companies					
Scania AB, Sweden	556184-8564	–	24,026	20,424	–
Deutz AG, Germany	–	7	670	670	670
Henlys Group Plc, Great Britain	–	10	524	95	0
Bilia AB, Sweden	556112-5690	–	–	28	–
Other holdings			615	626	420
Total shares and participations in other companies			**25,835**	**21,843**	**1,090**
Carrying value in accordance with Group balance sheet			**27,492**	**22,206**	**2,003**

1 Associated companies are reported in accordance with the equity method. Other companies are reported at cost.
2 From 2004 consolidated in the Volvo Group.
3 From 2003 reported according to the proportionate method of consolidation.

4 Volvo's share of shareholders' equity in associated companies (incl. equity in untaxed reserves) amounted to 913 (363; 1,629). Excess values amounted to 0 (0; 28).

Scania AB

Volvo's holding of Scania B shares was sold to Deutsche Bank on March 4, 2004 for an amount of SEK 14.9 billion. As a consequence of the divestment, the Scania holding was written down as of the fourth quarter of 2003. The transaction was carried out as part of Volvo's commitment to the European Commission to divest the Scania shares not later than April 23, 2004. After the sale of the Scania B shares to Deutsche Bank, Volvo owned 27.3 million A shares in Scania AB, corresponding to 24.8% of the votes and 13.7% of the capital. At the Annual General Meeting of AB Volvo on April 16, 2004, the Board's proposal to transfer all A shares in Scania to Ainax and thereafter to distribute the shares in Ainax to Volvo's shareholders was approved. The value of the distribution of Ainax was set at 6,310. The shares in Ainax were distributed to Volvo's shareholders on June 8, 2004. As of June 8, 2004 Volvo no longer holds any shares in Scania AB. On June 9, 2004 Volvo sold the remaining 0.9% holding in Ainax.

Henlys Group Plc

During 1998 and 1999, Volvo acquired 9.9% of the capital and voting rights in Henlys Group plc at a total acquisition cost of 524. Henlys Group is a British company involved in manufacturing and distribution of buses and bus bodies in Great Britain and North America. In February and March 2004, Henlys announced that its earnings for 2004 was expected to be significantly lower than previously anticipated. As a consequence of receiving this information, it was determined that Volvo's share holding in Henlys Group plc was permanently impaired at December 31, 2003, and a write-down of SEK 429 M

was charged to income for the year. After this write-down, the carrying value of Volvo's shares in Henlys Group amounted to SEK 95 M, corresponding to the market value of these shares at year-end 2003. During 2004 Volvo's share holding in Henlys Group has been fully written down and a write-down of SEK 95 M was thereby charged to the income statement.

Bilia AB

In 2004, Volvo sold all of its remaining holding in Bilia. The sale resulted in a capital gain for Volvo of SEK 24 M.

In 2003, Volvo exchanged 41% of the shares in Bilia for 98% of the shares in Kommersiella Fordon Europa AB. The capital gain was 188.

Effero AB

In 2003, Volvo divested its entire holding in Effero with a capital gain of 59.

Shanghai Sunwin Bus Corp

As of 2003, Shanghai Sunwin Bus is reported in the Volvo Group according to the proportionate method of consolidation.

Xian Silver Bus Corp

As of 2003, Xian Silver Bus is reported in the Volvo Group according to the proportionate method of consolidation.

Eddo Restauranger AB

In 2002, Volvo divested its entire holding in Eddo with a capital gain of 32.

Changes in the Volvo Group's holdings of shares and participations:	2002	2003	2004
Balance sheet, December 31, preceding year	27,798	27,492	22,206
Acquisitions and divestments, net	97	(720)	(20,740)
New issue of shares and shareholders' contributions	89	280	45
Share of income in associated companies, before income taxes	138	(41)	27
Income taxes related to associated companies	(65)	(30)	(5)
Dividends	(64)	(51)	0
Net of write-downs/revaluations	(7)	(4,073)	774
Change in Group structure	(210)	(470)	(280)
Translation differences	(203)	(118)	(29)
Other	(81)	(63)	5
Balance sheet, December 31	**27,492**	**22,206**	**2,003**

Note 13 Long-term customer-financing receivables

	2002	2003	2004
Installment credits	14,239	13,011	14,726
Financial leasing	10,341	9,975	10,334
Other receivables	627	462	127
Total	**25,207**	**23,448**	**25,187**

Note 14 Other long-term receivables

	2002	2003	2004
Convertible debenture loan in Henlys Group plc[1]	2,118	1,746	–
Other loans to external parties[2]	1,364	871	1,377
Prepaid pensions	706	152	364
Deferred tax assets	7,611	6,828	5,012
Other receivables[2]	686	890	1,022
Total	**12,485**	**10,487**	**7,775**

1 In October 1999, Volvo issued a convertible debenture loan to Henlys Group plc of USD 240 M in connection with Henlys Group's acquisition of the US school bus manufacturer Bluebird. In October 2004 Volvo acquired the remaining 50 percent of Prévost Car Inc. In conjunction with this agreement the debenture loan was converted into shares in a the new US based company, Peach, which holds 100 percent of Bluebird.

2 Effective in 2003, Volvo has adopted RR27, Financial instruments; Disclosure and presentation. See further in Note 1. As a result of the application, loans increased by 657 (–) and other receivables increased by 15 (–) at December 31, 2004.

Note 15 Inventories

	2002	2003	2004
Finished products	17,987	17,425	17,861
Production materials, etc.	10,318	9,034	10,737
Total[1]	**28,305**	**26,459**	**28,598**

1 Of which inventories valued to net realisable value amounting to 7,500.

Increase (decrease) in allowance for inventory obsolescence			
Balance sheet, December 31, preceding year	3,017	2,710	2,246
Increase in allowance for inventory obsolescence charged to income	248	203	244
Scrapping	(348)	(338)	(226)
Acquired and divested operations	(1)	(15)	14
Translation differences	(262)	(160)	(85)
Reclassifications, etc.	56	(154)	(69)
Balance sheet, December 31	**2,710**	**2,246**	**2,124**

Note 16 Short-term customer-financing receivables

	2002	2003	2004
Installment credits	8,306	8,947	10,382
Financial leasing	5,269	5,737	5,488
Retailer financing	7,356	6,555	8,850
Other receivables	860	1,315	1,286
Total	**21,791**	**22,554**	**26,006**

Note 17 Other short-term receivables

	2002	2003	2004
Accounts receivable	17,155	16,924	20,137
Prepaid expenses and accrued income [1]	2,846	3,036	3,203
VAT receivables	1,333	1,181	1,561
Loans to external parties [1]	1,300	3,863	1,642
Current income tax receivables	634	530	1,426
Other receivables [1]	3,727	3,232	3,321
Total, after deduction of valuation allowances for doubtful accounts receivable 837 (932; 1,079)	**26,995**	**28,766**	**31,290**

1 Effective in 2003, Volvo has adopted RR 27, Financial instrument; Disclosure and presentation. See further in Note 1. As a result of the application, accrued interest income increased by 818 (600) and loans increased by 292 (3,000) and other receivables decreased by 77 (−).

Change of valuation allowances for doubtful accounts receivable	2002	2003	2004
Balance sheet, December 31, preceding year	1,393	1,079	932
Change of valuation allowance charged to income	224	201	(30)
Utilization of valuation allowance related to actual losses	(290)	(239)	(174)
Acquired and divested operations	(5)	68	1
Translation differences	(266)	(81)	17
Reclassifications, etc.	23	(96)	91
Balance sheet, December 31	**1,079**	**932**	**837**

Note 18 Marketable securities

Marketable securities consist mainly of interest-bearing securities, distributed as shown below:

	2002	2003	2004
Government securities	203	203	6,354
Banks and financial institutions	484	116	371
Corporate institutions	1,140	176	−
Real estate financial institutions	14,841	19,023	19,220
Other	39	11	10
Total [1]	**16,707**	**19,529**	**25,955**

1 Effective in 2003, Volvo has adopted RR27, Financial instruments; Disclosure and presentation. See further in Note 1. As a result of the application, marketable securities increased by 66 (−) at December 31, 2004.

Note 19 Cash and bank accounts

	2002	2003	2004
Cash in banks	4,157	5,782	5,787
Time deposits in banks	4,714	3,424	3,004
Total	**8,871**	**9,206**	**8,791**

Note 20 Shareholders' equity

The share capital of the Parent Company is divided into two series of shares: A and B. Both series carry the same rights, except that each Series A share carries the right to one vote and each Series B share carries the right to one tenth of a vote.

The total number of registered shares by year end 2004 amounted to 441,520,885. After repurchase of additionally 2% of the registered shares during 2004, Volvo held 7% of the registered shares at year end 2004. The total number of outstanding Volvo shares by year end 2004 amounted to 410,129,842 whereof Series A shares 131,529,699 and Series B shares 278,600,143. Par value per share is SEK 6.00. Total par value was 2,649 and is based on 441,520,885 registered shares. The average number of outstanding shares was 418,528,078 in 2004.

In accordance with the Swedish Companies Act, distribution of dividends is limited to the lesser of the unrestricted equity shown in the consolidated or Parent Company balance sheets after proposed appropriations to restricted equity. Unrestricted equity in the Parent Company at December 31, 2004 amounted to 43,778.

As of December 31, 2004, Volvo-related foundations' holdings in Volvo were 0.05% of the share capital and 0.12% of the voting rights.

As shown in the consolidated balance sheet as of December 31, 2004, unrestricted equity amounted to 56,034 (57,002; 61,536). It is estimated that 0 of this amount will be allocated to restricted reserves.

Note 21 Provisions for post-employment benefits

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Volvo Group or are secured by own pension foundations. Costs and the obligations at the end of period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. The Volvo group defined benefits plans relate mainly to subsidiaries in the US and comprise both pensions and other benefits, such as healthcare. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish ITP pension plan) and employees in France and Great Britain.

As of 2003 Volvo has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans in all the Group's subsidiaries are accounted for by use of consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules, a transitional liability was established as at January 1, 2003, determined in accordance with RR 29. This transitional liability exceeded the liability recognized as at December 31, 2002, in accordance with earlier principles by SEK 2.3 billion. The excess liability was consequently recognized as at January 1, 2003, as an increase in provisions for post-employment benefits and a corresponding decrease in shareholders' equity. Comparable figures for 2002 have not been restated. See note 1 for further information about the accounting principles.

The following tables disclose information about defined benefit plans in the Volvo Group. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Assumptions applied for actuarial calculations	2003		2004
	January 1	December 31	December 31
Sweden			
Discount rate	5.5	5.5	5.0
Expected return on plan assets[1]	6.0	6.0	6.0
Expected salary increases	3.0	3.0	3.2
United States			
Discount rate	6.75	6.25	5.75
Expected return on plan assets[1]	7.65	7.65	7.65
Expected salary increases	3.5	3.5	3.5
France			
Discount rate	5.5	5.25	4.75
Expected salary increases	3.0	3.0	3.0
Great Britain			
Discount rate	5.5	5.5	5.25
Expected return on plan assets[1]	7.0	7.0	6.25
Expected salary increases	3.5	3.5	3.5

1 Applicable for the following accounting period. These assumptions reflect the expected long-term return rate on plan assets, based upon historical yield rates for different categories of investments and weighted in accordance with the foundation's investment policy. The expected return has been calculated net of administrative expenses and applicable taxes.

Pension costs	2002	2003	2004
Current service costs		646	616
Interest costs		1,377	1,306
Expected return on plan assets		(828)	(931)
Actuarial gains and losses [1]		–	(4)
Past service costs			
– Unvested		–	7
– Vested		46	38
Curtailments and settlements		3	(28)
Termination benefits		169	729
Pension costs for defined benefit plans		**1,413**	**1,733**
Pension costs for defined contribution plans		2,461	2,681
Total pension costs	**4,472**	**3,874**	**4,414**

1 For each plan, actuarial gains and losses are reported as income or expenses, when the accumulated amount exceeds the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

Costs for post-employment benefits other than pensions	2003	2004
Current service costs	107	196
Interest costs	415	349
Expected return on plan assets	0	(12)
Actuarial gains and losses [1]	–	6
Past service costs		
– Unvested	–	(1)
– Vested	–	5
Curtailments and settlements	(4)	–
Termination benefits	32	47
Total costs for post-employment benefits other than pensions	**550**	**590**

1 Actuarial gains and losses are for each plan reported as income or expenses, when the accumulated amount exceed the so called corridor. The income or expenses are then recognized over the expected average remaining service period of the employees.

An increase of one percentage point per year in healthcare costs would change the accumulated post-employment benefit obligation as of December 31, 2004 by approximately 170, and the post-employment benefit expense by approximately 15. A decrease of 1% would decrease the accumulated value of obligations by about 145 and reduce costs by approximately 12.

Calculations made as of December 31, 2004 show an annual increase of 10.0% in the weighted average per capita costs of covered healthcare benefits; it is assumed that the percentage will decline gradually to 5% and then remain at that level.

Obligations in defined benefit plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Obligations at January 1, 2003	**5,053**	**11,748**	**2,479**	**3,059**	**6,917**	**1,551**	**30,807**
Acquisitions and divestments, net	37	–	–	–	–	–	**37**
Service costs	217	195	34	76	104	127	**753**
Interest costs	271	742	146	158	414	61	**1,792**
Unvested past service costs	–	14	66	–	–	1	**81**
Vested past service costs	–	25	–	–	–	21	**46**
Termination benefits	130	–	32	–	–	39	**201**
Curtailments	2	–	–	–	–	(5)	**(3)**
Employee contributions	–	–	–	25	–	4	**29**
Actuarial gains (−) and losses (+)	(156)	925	6	31	686	48	**1,540**
Exchange rate translation	–	(2,175)	(26)	(271)	(1,279)	(51)	**(3,802)**
Benefits paid	(222)	(767)	(404)	(92)	(564)	(201)	**(2,250)**
Obligations at December 31, 2003	**5,332**	**10,707**	**2,333**	**2,986**	**6,278**	**1,595**	**29,231**
Acquisitions, divestments and other changes	140	–	(85)	138	–	–	**193**
Service costs	176	206	19	82	193	136	**812**
Interest costs	280	668	115	172	348	72	**1,655**
Unvested past service costs	–	3	(66)	–	–	–	**(63)**
Vested past service costs	(46)	66	–	–	–	22	**42**
Termination benefits	88	–	205	–	–	483	**776**
Curtailments	(35)	(5)	-	–	–	35	**(5)**
Employee contributions	–	–	–	30	–	1	**31**
Actuarial gains (−) and losses (+)	573	683	74	215	364	39	**1,948**
Exchange rate translation	–	(1,103)	(19)	(76)	(576)	29	**(1,745)**
Benefits paid	(271)	(704)	(497)	(101)	(532)	(124)	**(2,229)**
Obligations at December 31, 2004	**6,237**	**10,521**	**2,079**	**3,446**	**6,075**	**2,288**	**30,646**
of which							
Funded defined benefit plans	5,366	10,287	–	3,434	3,279	1,174	23,540

Fair value of plan assets in funded plans	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Plan assets at January 1, 2003	**3,255**	**6,752**	**–**	**2,221**	**71**	**1,004**	**13,303**
Acquisitions and divestments, net	–	–	–	–	–	–	**–**
Actual return on plan assets	337	1,201	–	227	1	66	**1,832**
Employer contributions	–	843	–	72	81	106	**1,102**
Employee contributions	–	–	–	25	–	1	**26**
Exchange rate translation	–	(1,314)	–	(199)	(18)	(21)	**(1,552)**
Benefits paid	–	(755)	–	(92)	(24)	(94)	**(965)**
Plan assets at December 31, 2003	**3,592**	**6,727**	**–**	**2,254**	**111**	**1,062**	**13,746**
Acquisitions, divestments and other changes	129	15	–	114	–	18	**276**
Actual return on plan assets	358	691	–	224	2	51	**1,326**
Employer contributions	–	1,153	–	83	106	105	**1,447**
Employee contributions	–	–	–	30	–	1	**31**
Exchange rate translation	–	(730)	–	(55)	(20)	1	**(804)**
Benefits paid	–	(693)	–	(98)	–	(92)	**(883)**
Plan assets at December 31, 2004	**4,079**	**7,163**	**–**	**2,552**	**199**	**1,146**	**15,139**

Net provisions for post-employment benefits	Sweden Pensions	United States Pensions	France Pensions	Great Britain Pensions	US Other benefits	Other plans	Total
Funded status at December 31, 2003	**(1,740)**	**(3,980)**	**(2,333)**	**(732)**	**(6,167)**	**(533)**	**(15,485)**
Unrecognized actuarial (gains) and losses	(307)	157	4	(76)	619	3	**400**
Unrecognized past service costs	–	8	(3)	2	(14)	(2)	**(9)**
Net provisions for post-employment benefits at December 31, 2003	**(2,047)**	**(3,815)**	**(2,332)**	**(806)**	**(5,562)**	**(532)**	**(15,094)**
whereof reported as							
Prepaid pensions and other assets	3	132	3	–	1	55	194
Provisions for post-employment benefits	(2,050)	(3,947)	(2,335)	(806)	(5,563)	(587)	(15,288)
Net provisions post-employment benefits							
Funded status at December 31, 2004	**(2,158)**	**(3,358)**	**(2,079)**	**(894)**	**(5,876)**	**(1,142)**	**(15,507)**
Unrecognized actuarial (gains) and losses	145	673	73	73	785	57	**1,806**
Unrecognized past service costs	–	2	(66)	(3)	(9)	(7)	**(83)**
Net provisions for post-employment benefits at December 31, 2004	**(2,013)**	**(2,683)**	**(2,072)**	**(824)**	**(5,100)**	**(1,092)**	**(13,784)**
whereof reported as							
Prepaid pensions and other assets	2	166	0	0	133	70	371
Provisions for post-employment benefits	(2,015)	(2,849)	(2,072)	(824)	(5,233)	(1,162)	(14,155)

Volvo's pension foundation in Sweden was formed in 1996 to secure obligations relating to retirement pensions for salaried employees in Sweden in accordance with the ITP plan (a Swedish individual pension plan). Plan assets amounting to 2,456 was contributed to the foundation at its formation, corresponding to the value of the pension obligations at that time. Since its formation, net contributions of 232 have been made to the foundation. The plan assets in Volvo's Swedish pension foundation are invested in Swedish and foreign shares and mutual funds, and in interest-bearing securities, in accordance with a distribution that is determined by the foundation's Board of Directors. During 2002, the fair value of the foundation's plan assets decreased as a result of the downturn on the stock market and provisions to cover pensions obligations in excess of the fair value of plan assets was made with an amount of 807 among the Group's pension costs. According to RR 29, Employee Benefits, which has been applied as from 2003, Group pension costs are affected by an expected return on the plan assets, and discrepancies between the expected return and the actual return are treated as actuarial gains or losses. At December 31, 2004, the fair value of the foundation's plan assets amounted to 4,079 (3,592), of which 55% (47%) was invested in shares or mutual funds. At the same date, retirement pension obligations attributable to the ITP plan amounted to 5,366 (4,422).

Swedish companies can secure new pension obligations through balance sheet provisions or pension fund contributions. Furthermore, a credit insurance must be taken out for the value of the obligations. In addition to benefits relating to retirement pensions, the ITP plan also includes, for example, a collective family pension, which Volvo finances through insurance with the Alecta insurance company. According to an interpretation from the Swedish Financial Accounting Standards Council's interpretations committee, this is a multi-employer defined benefit plan. For fiscal year 2004, Volvo did not have access to information from Alecta that would have enabled this plan to be reported as a defined benefit plan. Accordingly, the plan has been reported as a defined contribution plan.

Volvo's subsidiaries in the United States mainly secure their pension obligations through transfer of funds to pension plans. At the end of 2004, the total value of pension obligations secured by pension plans of this type amounted to 10,287 (10,433). At the same point in time, the total value of the plan assets in these plans amounted to 7,163 (6,727), of which 64% (63%) was invested in shares or mutual funds. The regulations for securing pension obligations stipulate certain minimum levels concerning the ratio between the value of the plan assets and the value of the obligations. During 2004, Volvo contributed 1,153 (843) to the pension plans in order to comply with these regulations.

Note 22 Other provisions

	Value in balance sheet 2002	Value in balance sheet 2003	Provisions and reversals	Utilization	Acquired and divested companies	Trans-lation differences	Reclassi-fications	Value in balance sheet 2004	Whereof due within 12 months	Whereof due after 12 months
Warranties	5,977	6,175	5,922	(5,659)	145	(195)	354	6,742	3,572	3,170
Provisions in insurance operations	419	386	(74)	–	–	–	–	312	0	312
Restructuring measures	1,417	941	(7)	(297)	19	(23)	(62)	571	325	246
Provisions for residual value risks	1,698	1,207	202	(336)	3	(43)	(46)	987	354	633
Provisions for service contracts	1,478	1,481	294	(288)	25	(20)	20	1,512	430	1,082
Other provisions	4,820	4,289	1,272	(1,580)	27	(172)	518	4,354	2,501	1,853
Total	**15,809**	**14,479**	**7,609**	**(8,160)**	**219**	**(453)**	**784**	**14,478**	**7,182**	**7,296**

Note 23 Non-current liabilities

The listing below shows the Group's non-current liabilities in which the largest loans are distributed by currency. Most are issued by Volvo Treasury AB and Volvo Group Finance Europe BV.

Information on loan terms is as of December 31, 2004. Volvo hedges foreign-exchange and interest-rate risks using derivative instruments. See Note 33.

Bond loans	2002	2003	2004
GBP 2004/2006, 5.18%	–	–	1,905
DKK 1998/2005, 4.0%	310	58	–
SEK 1998–2004/2006–2009, 2.35–6.0%	5,950	6,372	4,798
JPY 2001–2003/2006–2011, 0.45–2.1%	888	1,443	542
HKD 1999/2006, 7.99%	113	94	85
CZK 2001/2004–2006/2010, 2.6–6.5%	306	514	380
USD 1998–2004/2006–2008, 2.22–2.89%	2,154	1,274	2,150
EUR 1996–2004/2006–2011, 2.32–7.0%	24,120	23,047	17,546
Other bond loans	29	288	206
Total	**33,870**	**33,090**	**27,612**

Other loans	2002	2003	2004
USD 1989–2004/2006–2015, 2.74–13.0%	7,280	5,634	5,360
EUR 1986–2004/2006–2013, 0.5–9.59%	1,841	3,245	2,596
GBP 1995-2004/2007–2010, 4.95-7.58%	1,028	1,786	1,269
SEK 1992–2004/2006–2016, 2.84–5.96%	224	349	519
BRL 2000–2004/2006–2011, 7.45–18.05%	435	626	944
CAD 2002–2004/2008–2010, 3.37–3.53%	972	1,527	1,557
AUD 2004–2008, 5.89%	400	208	49
Other loans[1]	369	209	505
Total other long-term loans	**12,549**	**13,584**	**12,799**
Deferred leasing income	**1,481**	**1,186**	**1,377**
Residual value liability	**5,121**	**3,249**	**3,122**
Other long-term liabilities[1]	**102**	**192**	**154**
Total	**53,123**	**51,301**	**45,064**

Of the above long-term loans, 1,422 (1,777; 1,358) was secured.

1 Effective in 2003, Volvo has adopted RR27, Financial instruments; Disclosure and presentation. See further in Note 1. As a result of the application, other loans increased by 241 (–) and other long-term liabilities increased by 15 (–) at December 31, 2004.

Long-term loans mature as follows:

2006	15,637
2007	9,858
2008	5,358
2009	2,922
2010 or later	6,636
Total	**40,411**

Of other long-term liabilities the majority will mature within five years.

At year-end 2004, credit facilities granted but not utilized and which can be used without restrictions amounted to approximately SEK 19 billion (15; 18). Approximately SEK 18 billion of these facilities consisted of stand-by facilities for loans with varying maturities through the year 2009. A fee normally not exceeding 0.25% of the unused portion is charged for credit facilities.

Note 24 Current liabilities

Balance sheet amounts for loans were as follows:

	2002	2003	2004
Bank loans	5,442	3,430	4,267
Other loans [1]	20,576	23,988	17,129
Total	**26,018**	**27,418**	**21,396**

Bank loans include current maturities, 2,259 (1,659; 1,046), of long-term loans. Other loans include current maturities of long-term loans,

13,324 (14,470; 11,138), and commercial paper, 2,667 (5,836; 8,762).

Non-interest-bearing liabilities accounted for 57,745 (49,561; 48,599), or 73% (64; 65) of the Group's total current liabilities.

Balance sheet amounts for Other current liabilities were as follows:

	2002	2003	2004
Advances from customers	2,589	1,821	2,298
Current income tax liabilities	621	459	1,753
Wages, salaries and withholding taxes	4,335	4,630	4,987
VAT liabilities	1,056	988	1,193
Accrued expenses and prepaid income[1]	7,315	8,113	9,811
Deferred leasing income	1,652	1,230	1,141
Residual value liability	3,985	3,201	1,873
Other liabilities[1]	4,832	4,591	3,876
Total	**26,385**	**25,033**	**26,932**

Secured bank loans at year-end 2004 amounted to 194 (96; 588). The corresponding amount for other current liabilities was 1,578 (1,987; 1,775).

1 Effective in 2003, Volvo has adopted RR 27, Financial instrument; Disclosure and presentation. See further in Note 1. As a result of the adoption, other loans increased by 612 (3,000) and accrued interest expenses increased by 981 (600) and other liabilities decreased by 77 (–) at December 31, 2004.

Note 25 Assets pledged

	2002	2003	2004
Property, plant and equipment – mortgages	356	248	205
Assets under operating leases	964	2,031	1,665
Chattel mortgages	495	350	374
Receivables	1,180	678	319
Inventories	66	76	13
Cash, marketable securities	549	426	470
Total	**3,610**	**3,809**	**3,046**

The liabilities for which the above assets were pledged amounted at year-end to 3,194 (3,860; 3,721).

Note 26 Contingent liabilities

	2002	2003	2004
Credit guarantees			
– issued for associated companies	219	154	110
– issued for customers and others	3,337	3,508	2,471
Tax claims	982	1,098	1,433
Other contingent liabilities	4,796	4,851	5,175
Total	**9,334**	**9,611**	**9,189**

The reported amounts for contingent liabilities reflect the Volvo Group's risk exposure on a gross basis. The reported amounts have thus not been reduced because of counter guarantees received or other collaterals in cases where a legal offsetting right does not exist. At December 31, 2004, the estimated value of counter guarantees received and other collaterals, for example the estimated net selling price of used products, amounted to 5,135.

Recourse obligations pertain to receivables that have been transferred, less reduction for recognized credit risks. Tax claims pertain to charges against the Volvo Group for which provisions are not considered necessary.

Legal proceedings
In March 1999, an FH 12 Volvo truck was involved in a fire in the Mont Blanc tunnel. The tunnel suffered considerable damage from the fire, which continued for 50 hours. 39 people lost their lives in the fire, and 34 vehicles were trapped in the tunnel. The Mont Blanc tunnel was re-opened for traffic in 2002. An expert group was appointed by the Commercial Court in Nanterre, France, to investigate the cause of the fire and the losses it caused. At present, it is not possible to anticipate the result of this on-going investigation or the result of other French legal actions in progress regarding the fire. Following the closure in October 2003 of an investigation for potential criminal liability for the fire, the trial for unintentional manslaughter started in Bonneville (France) on January 31, 2005 and is expected to last until late April 2005. Volvo Truck Corporation is one of 16 parties tried for unintentional manslaughter. A claim was filed with

the Commercial Court in Nanterre by the insurance company employed by the French tunnel operating company against certain Volvo Group companies and the trailer manufacturer in which compensation for the losses claimed to have been incurred by the tunnel operating company was demanded. The claimant requested that the Court postpone its decision until the expert group has submitted its report. The Court of Nanterre has since then declined jurisdiction in favour of the civil Court of Bonneville before which several other claims had been filed in connection with this matter. As a result, the Court of Bonneville is likely ultimately to rule on all civil liability claims filed in France against Volvo Group companies in connection with the Mont-Blanc tunnel fire. Volvo Group companies are also involved in proceedings regarding this matter before courts in Aosta, Italy and Brussels, Belgium. Although the total sums claimed are substantial, Volvo is unable to determine the ultimate outcome of the litigation referred to above.

AB Volvo and Renault SA have signed a settlement agreement regarding the disagreement the companies have had since 2001 pertaining to Volvo's acquisition of Renault VI/Mack. According to this settlement, Renault SA transferred EUR 108 M to AB Volvo. The receivable was reported as a reduction of the goodwill amount pertaining to the acquisition of Renault VI/Mack.

Volvo is involved in a number of other legal proceedings incidental to the normal conduct of its businesses. Volvo does not believe that any liabilities related to such proceedings are likely to be, in the aggregate, material to the financial condition of the Group.

Note 27 Cash flow

Other items not affecting cash pertain to risk provisions and losses related to doubtful receivables and customer-financing receivables 551 (1,079; 1,306), capital gains on the sale of subsidiaries and other business units 95 (85; –), revaluation of shares in Scania AB and Henlys Group Plc amounting to negative 820 (positive 4,030; –), provision for industrial relocation and contractual pension 530 (–; –), deficit in the Swedish pension fund – (–; 807), and other negative 19 (negative 95; negative 158).

Net investments in customer-financing receivables resulted in 2004 in a negative cash flow of SEK 7.4 billion (4.3; 5.7). In this respect, liquid funds were reduced by SEK 19.4 billion (15.6; 14.9) pertaining to new investments in financial leasing contracts and installment contracts.

Divestments of shares and participations, net in 2004 amounted to SEK 15.1 billion, mainly related to the divestment of the Scania B-

shares. Investments in shares and participations, net in 2003 and in 2002 amounted to SEK 0.1 billion.

Acquired and divested subsidiaries and other business units, net in 2004 amounted to negative SEK 0.1 billion and in 2003 to SEK 0.0 billion and in 2002 to a negative SEK 0.1 billion.

During 2004, 2003 and 2002 net installments of loans to external parties contributed SEK 0.0 billion, SEK 0.9 billion, SEK 1.7 billion, respectively to liquid funds.

The change during the year in bonds and other loans increased liquid funds by SEK 8.8 billion (1.9; decrease 0.1). New borrowing during the year, mainly the issue of bond loans, provided SEK 19.1 billion (25.4; 33.1). Amortization during the year amounted to SEK 28.9 billion (23.5; 33.2).

Note 28 Leasing

At December 31, 2004, future rental income from noncancellable financial and operating leases (minimum leasing fees) amounted to 25,181 (27,586; 28,327), of which 23,092 (25,548; 25,737) pertains to customer-financing companies. Future rental income is distributed as follows:

	Financial leases	Operating leases
2005	6,174	3,008
2006–2009	11,227	5,889
2010 or later	126	462
Total	**17,527**	**9,359**
Allowance for uncollectible future rental income	(246)	
Unearned rental income	(1,459)	
Present value of future rental income related to noncancellable leases	15,822	

At December 31, 2004, future rental payments (minimum leasing fees) related to noncancellable leases amounted to 4,142 (5,009; 4,335).

Future rental payments are distributed as follows:

	Financial leases	Operating leases
2005	371	965
2006–2009	759	1,343
2010 or later	204	500
Total	**1,334**	**2,808**

Rental expenses amounted to:

	2002	2003	2004
Financial leases:			
– Contingent rents	(11)	(29)	(30)
Operating leases:			
– Contingent rents	(46)	(58)	(27)
– Rental payments	(1,238)	(1,187)	(910)
– Sublease payments	16	69	28
Total	**(1,279)**	**(1,205)**	**(939)**

Book value of assets subject to finance lease:

	2003	2004
Acquisition costs:		
Buildings	143	526
Land and land improvements	66	66
Machinery and equipment	69	236
Assets under operating lease	1,129	1,065
Total	**1,407**	**1,893**
Accumulated depreciation:		
Buildings	(27)	(56)
Land and land improvements	–	–
Machinery and equipment	(3)	(46)
Assets under operating lease	(561)	(518)
Total	**(591)**	**(620)**
Book value:		
Buildings	116	470
Land and land improvements	66	66
Machinery and equipment	66	190
Assets under operating lease	568	547
Total	**816**	**1,273**

Note 29 Related parties

The Volvo Group has transactions with some of its associated companies. The transactions consist mainly of sales of vehicles to dealers. Commercial terms and market prices apply for the supply of goods and services to/from associated companies. Bilia AB was reported as an associated company until June 30, 2003.

	2002	2003	2004
Sales to associated companies	2,813	1,486	279
Purchase from associated companies	44	24	73
Receivables from associated companies, Dec 31	370	253	174
Liabilities to associated companies, Dec 31	6	32	70

Group holdings of shares in associated companies are shown in Note 12, Shares and participations.

The Volvo Group also has transactions with Renault S.A. and its subsidiaries. Sales to and purchases from Renault S.A. amounted to 277 (310; 1,523) and 3,242 (2,756; 3,608). Amounts due from and due to Renault S.A. amounted to 81 (93; 426) and 554 (537; 642) respectively, at December 31, 2004. The sales were mainly from Renault Trucks to Renault S.A. and consisted of components and spare parts. The decrease in sales is due to the sales to Irisbus that was a subsidiary to Renault S.A until the beginning of 2003. The purchases were mainly made by Renault Trucks from Renault S.A. and consisted mainly of light trucks. AB Volvo had a receivable on Renault S.A. regarding the settlement agreement amounting to 979 at December 31, 2004 (not included above). In addition Renault Trucks has a license from Renault SA for the use of the trademark "Renault".

On May 2 2003, Volvo CE North America acquired assets associated with the distribution business of L.B. Smith Inc., which is not consolidated since the holding is intended to be temporary. During 2004 Volvo CE divested almost 90% of these dealerships. The sales from Volvo CE to the operations divested during 2004 amounted to 1,411 (1,301). The receivables at year-end 2003 amounted to 15.

Note 30 Government grants

During 2004, government grants amounting to 165 (121) have been received, of which 137 (77) has been accounted for in the income statement. The grants were mainly received from the European Commission and the Swedish government.

Note 31 Personnel

In accordance with a resolution adopted at the Annual General Meeting 2004, the fee paid to the Board of Directors is a fixed amount of SEK 4,800,000, to be distributed as decided by the Board. The Chairman of the Board, Finn Johnsson, received a fee of SEK 1,200,000. Fixed and variable salaries and other benefits for the Chief Executive Officer and Executive Vice Presidents are decided by the Board of Directors after recommendation by the Remuneration Committee of the Board. The Remuneration Committee furthermore reviews and recommends for resolution by the Board principles for remuneration, including pensions and severance payment for the Group Executive Committee as well as principles for variable salary systems, share-based incentive programmes, pension schemes and severance payment for senior executives. In addition, the Remuneration Committee approves remuneration of the members of the Group Executive Committee. Fixed and variable salaries for other senior executives are prepared and decided by the executive's superior, in consultation with his or her superior, and in accordande with the principles decided by the Board.

Remuneration to senior executives, SEK	Fixed salary	Variable salary	Other benefits	Pension costs[3]	Total
Board Chairman	1,200,000	–	–	–	1,200,000
CEO[2]	10,511,781	5,280,000	2,037,249	14.076.717	31.905.747
GEC[1]	49,034,000	22,481,000	7,119,000	31.004.311	109.638.311
Total	**60,745,781**	**27,761,000**	**9,156,249**	**45.081.028**	**142.744.058**

1 Group Executive Committee, consists of 16 members, in addition to Leif Johansson, at the end of the year.
2 Other benefits (1,485,800) relates to excercised options during 2004.
3 Pension costs are calculated according to FAR's Recommendation 4, "Accounting of pensions liabilities and pension cost" which is the accounting principle used in the Parent Company and includes social cost. The Volvo Group principle RR 29 "Employee Benefits", is not suitable for calculations on an individual basis, due to the handling of actuarial gains and losses and certain amortizations rules.

Terms of employment of the CEO

The President and Chief Executive Officer, Leif Johansson, is entitled to a fixed annual salary. In addition, he may receive a variable salary based on operating income and cash flow up to a maximum of 50% of his fixed annual salary. In 2004, the variable salary corresponded to 50% of the fixed annual salary. Leif Johansson is also participating in the Volvo Group long-term incentive program. There was however no allotment in 2004, as the financial targets for year 2003 were not met.

Leif Johansson's pension benefits has been renegotiated during the fourth quarter 2004, resulting in him no longer being eligible to take retirement with pension at age 55. Instead, only a twelve-month notice of termination is applicable from AB Volvo and six months on his own initiative. At the same time, the possibility of 2 years of severance pay was removed. Leif Johansson will from now on receive a defined contribution based pension, meaning that Leif Johansson's pension will equal the sum of all paid premiums with the addition of possible yields instead of the former system with a guaranteed percentage of the pensionable salary. The pensionable salary consists of the current monthly salary times twelve, Volvo's internal value for company car, together with the average of the outcome of the variable salary for the previous five years. The corresponding agreement has been offered to all senior executives currently participating in the defined benefits pension plan.

In conjunction with the transition to a defined-contribution pension plan for Leif Johansson, AB Volvo pays 34 MSEK to an insurance policy in the first quarter 2005. At the same time, Volvo transfers to this insurance policy 76 MSEK already reserved in the defined-benefit system. If Leif Johansson leaves his position before the age of 55 he has an obligation to repay part of the pension premiums.

Variable salaries

In addition to Leif Johansson, the members of the Group Executive Committee and a number of senior executives in Group Companies receive variable salaries in addition to fixed salaries. Variable salaries are in most cases based on operating income and cash flow of the Volvo Group and/or the senior executive's company. A variable salary may amount to a maximum of 50% of the fixed annual salary.

Severance payments

The employment contracts of the Group Executive Committee and certain other senior executives contain rules governing severance payments when the Company terminates employment. The rules provide that, when the Company terminates employment, an employee is entitled to severance pay equal to the employee's monthly salary for a period of 12 or 24 month, depending on age at date of severance.

In agreements concluded after the spring of 1993, severance pay is reduced, in the event the employee gains employment during the severance period, in an amount equal to 75% of income from new employment. In agreements concluded after the spring of 2004, severance pay is reduced by the full income from new employment. Furthermore, age limit at date of notice of termination has been removed and an employee is, with few exceptions, entitled to severance pay for a period of twelve months.

Pensions

Previous pension agreements for certain senior executives stipulated that early retirement can be obtained from the age of 60. The defined pension benefits are vested and earned gradually over the years up to the employee's retirement age and are fully earned at age 60. During the period between ages of 60 and 65 the employee receives a pension equal to 70% of the pensionable salary.

Agreements of retirement at an age of 60 are no longer signed, and are instead replaced by a defined contribution plan without a definite time for retirement. The premium constitutes 10% of the pensionable salary.

The previous agreement, which entitled the employee 50% of the pensionable salary after normal retirement age, has also been replaced by a defined contribution plan. The premium constitutes of 30,000 SEK plus 20% of the pensionable salary over 30 income base amounts.

Renegotiation, on a voluntary basis, is in progress with those executives currently covered by the defined-benefit pension plan.

Incentive programs

Volvo currently has two different types of option programs for certain senior executives outstanding, one call option program (expires during 2005) and one program for employee stock options (expires 2006/2008). The employee stock options may only be exercised if the holder is employed by Volvo at the end of the vesting period.

However, if the holder's employment with Volvo is terminated for any reason other than dismissal or the holder's resignation, the options may be exercised in part, in relation to how large part of the vesting period the holder has been employed. If the holder retires during the vesting period, he or she may exercise the full number of options.

Stock-based incentive program

In 2004 the Annual General Meeting approved a stock based incentive program for certain senior executives within the Volvo Group. Allotment in the program will be executed in April 2005, and is based on the fulfilment of certain financial goals for 2004. The Annual General Meeting decided that Volvo's own shares may be used for allotment in the stock-based incentive program.

The Board of directors has proposed to the Annual General Meeting to approve a new stock-based incentive programme similar to the program approved in 2004. Under the new program, a total of maximum 185,000 (110,000; −) Volvo shares can be allotted to approximately 165 (165; −) senior executives. The number of shares to be allotted is proposed to depend upon the fulfilment of certain financial goals for 2005. Assuming that the financial goals are fulfilled in full and that the Volvo share price is SEK 300 at grant date, Volvo's cost for the program including social fees will be approximately SEK 70 M. The Board has furthermore proposed to the Annual General Meeting that Volvo's own shares may be used for allotment in the stock-based incentive program.

	Programs from prior years	
Financial instruments	2000/2005, call options number	2003/2008 employee stock options number
Board Chairman	−	−
CEO	8,821	50,000
GEC and other senior executives	93,009	895,000
Total	**101,830**	**945,000**

Summary of option programs	Allotment date	Total number of outstanding options Dec 31, 2003	Dec 31, 2004	Excercise price	Term of the options	Value/ option	Vesting, years
1998, call options [1]	May 5, 1999	46,097	−	290.70	May 18, 1999– May 4, 2004	68.70	n/a
1998, call options [2]	April 28, 2000	116,929	101,830	302.12	Apr 28, 2000– Apr 27, 2005	55.75	n/a
2000, employee stock options [3]	May 4, 2001	96,245	−	159.00	May 4, 2003– May 3, 2004	22.00	2
2002, employee stock options [3]	May 2, 2003	1,050,000	945,000	163.00	May 2, 2006– May1, 2008	32.00	3

1 The call options gave the holder the right to acquire 1.03 Series B Volvo shares for each option held from a third party. The price of the options is based on a market valuation by Trygg-Hansa Livförsäkrings AB. The number of options corresponds to a part of the executive's variable salary earned. The options were financed 50% by the Company and 50% from the option-holder's variable salary.

2 The options gives the holder the right to acquire one Series B Volvo share for each option held from a third party. The price of the options is based on market valuation by UBS Warburg. The number of options corresponds to a part of the executive's variable salary earned. The options were financed 50% by the Company and 50% from the option holder's variable salary.

3 In January 2000, a decision was made to implement a new incentive program for senior executives within the Volvo Group in the form of so-called employee stock options. The decision covers allotment of options for 2000, 2001 and 2002. The executives have not made any payment for the options. The employee stock options gives the holders the right to exercise their options or alternatively receive the difference between the actual price at that time and the exercise price determined at allotment. The theoretical value of the options at allotment was set using the Black & Scholes pricing model for options. For the options allotted in 2001, the committements related to a future increase in share price (including social costs) were hedged through a Total Return Swap. The Annual General Meeting has decided that Volvo's own shares may be used as a hedge for the options allotted in 2003.

Employee stock option program 2003 with allotment in 2004

The Board of AB Volvo decided to renew the employee stock option programs established in 2000, and renewed in 2001 and 2002, through which senior executives in the Volvo Group are allotted options on B shares in AB Volvo. The size of the allotment was determined by how well certain financial goals for 2003 were fulfilled. No options were however allotted in this program as the financial targets were not achieved.

Cost for incentive programs

All obligations related to the employee stock option programs, including the Total Return Swap, and share based compensation program are marked to market on a continuing basis and any change in the obligation is recorded in the income statement. In 2004, the cost for the employee stock option programs and share based compensation program amounted to SEK 66 M (65; 36). At December 31, 2004, provision related to the employee stock option program and share based incentive program amounted to SEK 142 M.

Change in number of options per program

Number of options	Program 2000	Program 2002
Dec 31, 2001	163,109	–
Alloted	–	–
Cancelled	–	–
Exercised	–	–
Dec 31, 2002	163,109	–
Alloted	–	1,125,000
Cancelled	9,792	75,000
Exercised	57,072	–
Dec 31, 2003	96,245	1,050,000
Alloted	–	–
Cancelled	–	105,000
Exercised	96,245	–
Dec 31, 2004	–	945,000

	2002 Number of employees	2002 of which women, %	2003 Number of employees	2003 of which women, %	2004 Number of employees	2004 of which women, %
Average number of employees						
AB Volvo						
Sweden	132	54	117	54	136	54
Subsidiaries						
Sweden	24,434	18	25,553	17	27,034	18
Western Europe	24,996	14	26,604	15	26,325	14
Eastern Europe	2,087	14	2,302	15	2,731	16
North America	12,759	17	11,136	19	13,057	19
South America	2,057	11	2,216	11	3,040	12
Asia	2,526	13	3,599	13	4,114	16
Other countries	1,555	11	1,629	13	1,759	11
Group total	**70,546**	**16**	**73,156**	**16**	**78,196**	**16**

	2003 Number at year-end	2003 of which women, %	2004 Number at year-end	2004 of which women, %
Board members and chief officers				
AB Volvo				
Board members	13	15	11	9
CEO and GEC	15	7	17	6
Volvo Group				
Board members	1,018	13	1,017	15
Presidents and other senior executives	1,412	14	1,276	16

Wages, salaries and other remunerations, SEK M	2002			2003			2004		
	Board and Presidents[1]	of which variable salaries	Other employees	Board and Presidents[1]	of which variable salaries	Other employees	Board and Presidents[1]	of which variable salaries	Other employees
AB Volvo									
Sweden	22.7	3.4	93.9	29.6	7.7	85.7	33.4	11.6	106.3
Subsidiaries									
Sweden	64.6	9.0	7,553.4	77.7	10.7	8,028.5	79.3	15.5	9,041.7
Western Europe	381.7	15.7	7,802.2	390.3	25.8	8,352.1	442.3	10.9	8,905.3
Eastern Europe	6.1	–	247.0	7.3	–	281.5	14.5	0.2	367.0
North America	170.1	13.2	6,200.9	184.5	12.9	5,075.3	209.1	10.2	5,292.7
South America	37.5	1.8	298.2	38.3	–	276.8	45.6	2.7	325.5
Asia	43.5	1.1	700.1	42.4	0.9	670.4	49.9	0.7	724.9
Other countries	9.2	–	295.7	8.9	–	325.8	12.7	0.0	394.5
Group total	**735.4**	**44.2**	**23,191.4**	**779.0**	**58.0**	**23,096.1**	**886.8**	**51.8**	**25,157.9**

Wages, salaries, other remunerations and social costs, SEK M	2002			2003			2004		
	Wages, salaries, remunerations	Social costs	of which pension costs	Wages, salaries, re-munerations	Social costs	of which pension costs	Wages, salaries, re-munerations	Social costs	of which pension costs
AB Volvo [2]	116.6	192.8	167.9	115.3	80.0	54.0	139.7	80.7	48.7
Subsidiaries	23,810.2	10,016.0	4,304.1	23,759.8	10,565.8	3,820.2	25,905.0	10,964.8	4,365.2
Group total [3]	**23,926.8**	**10,208.8**	**4,472.0**	**23,875.1**	**10,645.8**	**3,874.2**	**26,044.7**	**11,045.5**	**4,413.9**

1 Including current and former Board members, Presidents and Executive Vice Presidents.

2 The **Parent Company's** pension costs, pertaining to Board members and Presidents are disclosed in Note 22 in the Parent Company. The Parent Company's outstanding pension obligations according to RR29 for these individuals amount to 405.2 (290.8; 334.7).

3 Of the **Group's** pension costs, 157.8 (170.7; 135.9) pertain to Board members and Presidents. The Group's outstanding pension obligations to these individuals amount to 838.3 (732.7; 670.3).

Note 32 Fees to the auditors

Audit fees	2002	2003	2004
Audit fees to PricewaterhouseCoopers	63	66	78
Audit fees to other audit firms	4	3	2
Total	**67**	**69**	**80**
Other fees to PricewaterhouseCoopers			
Fees for audit related services	22	23	20
Fees for tax services	43	30	16
Fees for other services	25	11	0
Total	**90**	**64**	**36**
Fees and other remuneration to external auditors total	**157**	**133**	**116**

Auditing assignments involve examination of the annual report and financial accounting and the administration by the Board and the President, other tasks related to the duties of a company auditor and consultation or other services that may result from observations noted during such examination or implementation of such other tasks. All other tasks are defined as other assignments.

Note 33 Financial risks and instruments

In its operations, the Volvo Group is exposed to various types of financial risks. Groupwide policies, which are updated and decided upon annually, form the basis of each Group company's management of these risks. The objectives of the Group's policies for management of financial risks are to optimize the Group's capital costs by utilizing economies of scale, to minimize negative effects on income as result of changes in currency or interest rates, to optimize risk exposure and to clarify areas of responsibilities within the Group's finance and treasury activities. Monitoring and control of that established policies are adhered to is conducted continuously centrally and at each group company. Most of the Volvo Group's financial transactions are carried out through Volvo's inhouse bank, Volvo Treasury, which conducts its operations within established risk mandates and limits. Credit risks are mainly managed by the different business areas.

The nature of the various financial risks and objectives and policies for the management of these risks are described in the sections below. When applicable, information is also presented about the carrying values and fair values of Volvo's holdings of financial instruments at the balance sheet date. Volvo's accounting policies for financial instruments are described in Note 1. In calculating the fair values of financial instruments, Volvo has primarily used official rates or prices quoted on the capital markets. In their absence, the valuation has been made by discounting future cash flows at the market interest rate for each maturity. In the case of instruments with maturities shorter than three months, the carrying value has been assumed to closely approximate the fair value. All reported fair values are calculated values that will not necessarily be realized.

Currency risks

Currency risks in Volvo's operations are related to changes in the value of contracted and projected future flows of payments (commercial currency risks), to changes in the value of loans and financial investments (financial currency risks) and to changes in the value of assets and liabilities in foreign subsidiaries (equity currency risks). The objective of Volvo's management of currency risks is to minimize short-term negative impact on Volvo's income and financial position as a consequence of changes in currency exchange rates.

Commercial currency risks

Volvo uses forward contracts and currency options to hedge the value of future payments in foreign currencies. According to the Group's currency policy, between 50% and 80% of the projected net flow in each currency is hedged for the coming 6 months, 30% to 60% for months 7 through 12 and firm flows beyond 12 months should normally be fully hedged. The notional amount of all forward and option contracts outstanding as of December 31, 2004 was SEK 19.9 billion (16.5; 20.9). The fair value of these contracts amounted on the same date to 1,371. If assuming an instantaneous 10% strengthening of the SEK versus all other currencies, the fair value would amount to 3,377. If assuming an instantaneous 10% weakening of the SEK versus all other currencies the fair value would be negative of 635. Actual foreign currency rates rarely move instantaneously in the same direction and the actual impact of exchange rate changes may thus differ from the above sensitivity analyses. Further specifications of outstanding contracts are included in the tables below.

Currencies, average contract rates and maturities of outstanding forward contracts and option contracts as of December 31, 2004 for hedging of commercial currency risks

		Currencies			Other currencies	Fair value [2]
Million		Net flow USD	Net flow GBP	Net flow EUR	Net SEK	
Due date 2005	amount	1,058	168	441	4,005	
	rate [1]	7.42	13.44	9.15		
Due date 2006	amount	131	–	75	(158)	
	rate [1]	7.86	–	9.23		
Due date 2007	amount	78	–	–	(131)	
	rate [1]	7.39	–	–		
Total		**1,267**	**168**	**516**	**3,716**	
of which, option contracts		267	–	187	(838)	
Fair value of forward and option contracts, SEK M [2]		**1,134**	**118**	**122**	**(3)**	**1,371**

1 Average forward contract rate.
2 Outstanding forward contracts valued at market rates.

Net flows per currency 2004

		Currencies			Other Currencies	Total
Million		USD	GBP	EUR	Net SEK	
Net flows 2004	amount	1,782	314	735		
	rate [3]	7.3655	13.4515	9.1408		
Net flows SEK M, [3]		**13,100**	**4,200**	**6,700**	**12,100**	**36,100**
Hedged portion, % [4]		**59**	**54**	**60**		

3 Average exchange rate during the financial year.
4 Outstanding currency contracts, regarding commercial exposure due in 2005, percentage of net flows 2004.

Outstanding forward contracts and option contracts for hedging of commercial currency risks

	December 31, 2002			December 31, 2003			December 31, 2004		
	Notional amount [1]	Carrying value	Fair value	Notional amount [1]	Carrying value	Fair value	Notional amount [1]	Carrying value	Fair value
Foreign exchange forward contracts									
− receivable position	25,857	149	1,017	19,823	53	1,449	26,203	264	1,775
− payable position	10,210	(5)	(202)	6,104	−	(208)	9,982	(88)	(511)
Options − purchased									
− receivable position	4,484	−	94	8,012	−	148	2,831	−	112
− payable position	117	−	(1)	110	−	−	−	−	−
Options − written									
− receivable position	−	−	−	−	−	−	233	−	0
− payable position	3,458	−	(53)	7,082	−	(54)	2,729	−	(5)
Subtotal		144	855		53	1,335		176	1,371
Commodity forward contracts									
− receivable position	223	−	272	148	−	19	(10)	−	7
− payable position	88	−	(113)	119	−	(14)	243	−	(32)
Total		144	1,014		53	1,340		176	1,346

1 The notional amount of the derivative contracts represents the gross contract amount outstanding. To determine the estimated fair value, the major part of the outstanding contracts have been marked to market. Discounted cash flows have been used in some cases.

Financial currency risks

Loans and deposits in the Group companies are mainly made through Volvo Treasury in local currencies and financial currency exposure in the individual entities are thereby being minimized. Volvo Treasury uses various derivative instruments in order to provide deposits and lending in different currencies without increasing the company's own risk. The Volvo Group's net financial position is being affected by changes in currency rates because financial assets and liabilities are allocated between Group companies operating in different currencies. Carrying amounts, fair values and additional specifications of derivative instruments used to manage currency and interest rate risks related to financial assets and liabilities are shown in the table on page F-41.

Equity currency risks

The Group value of assets and liabilities in foreign subsidiaries is affected by currency exchange rates in connection with the translation to SEK. Equity currency risks are being minimized by ongoing optimization of the amount of equity in foreign subsidiaries with consideration of commercial and legal prerequisites. Equity hedging could be made if the equity level of a foreign subsidiary is considered as too high. At year-end 2004, net assets in subsidiaries and in associated companies outside Sweden amounted to SEK 24.6 billion. Of this amount, SEK 0.7 billion was hedged by loans in foreign currencies. Hedging of investments in associated companies and other companies will be executed on a case-by-case basis.

Interest rate risks

Interest rate risks include the risks that changes in interest rates affects the Group's income and cash-flow (cash-flow risks) or the fair value of financial assets and liabilities (price risks). By matching fixed interest periods of financial assets and liabilities the exposure for interest rate risks is reduced. Interest rate swaps are used to change the fixed interest rate periods of the Group's financial assets and liabilities. Exchange rate swaps make it possible to borrow in foreign currencies in different markets without incurring currency risks. Volvo also holds standardized futures and forward rate agreements. The majority of these contracts are used to secure interest

levels for short-term borrowing or deposits. Carrying amounts, fair values and additional specifications of derivative instruments used to manage currency and interest rate risks related to financial assets and liabilities are shown in the adjoining table.

Cash-flow risks

The exposure for cash-flow risks related to changes in interest rates pertains mainly to the Group's customer financing operations and interest net. According to the Group policy, matching of interest rate terms between lending and funding should exceed 80% in the customer financing operations. At the end of 2004, this matching was 100%. Volvo's interest-bearing assets, apart from the customer financing portfolio, consisted at the end of 2004 mainly of liquid funds that were invested in interest bearing securities with short-term maturities. By use of derivative instruments, the target is to achieve a fixed interest period of six months for the Group's liquid funds. At December 31, 2004, the average interest rate on liquid funds was 2.3%. Volvo's interest bearing liabilities, apart from loans designated to funding of the customer financing portfolio, consisted on the same date mainly of provisions for post-employment benefits and loans. For the outstanding loans, the interest rate terms with consideration of derivative instruments were corresponding to a fixed interest period of six months. The average interest rate at year-end was 3.7%.

If assuming an instantaneous one percentage (100 basis points) increase in interest rates of all currencies from their levels at December 31, 2004, with all other variables held constant, Volvo's income after financial items over a 12-month period would increase by 246. If assuming a corresponding one percentage (100 basis points) decrease in interest rates, Volvo's income after financial items would decrease by the same amount. It should be noted that the assumptions on which this sensitivity analysis is based upon rarely occur in reality. Actual interest rates rarely move instantaneously. Also, the sensitivity analysis assumes a parallel shift of the yield curve and that both assets and liabilities react correspondingly to changes in market interest rates. The impact from actual interest rate movements may thus differ from the above analysis.

Outstanding derivate instruments for hedging of financial currency risks and interest rate risks

	December 31, 2002			December 31, 2003			December 31, 2004		
	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value	Notional amount	Carrying value	Fair value
Interest-rate swaps									
– receivable position	78,571	2,822	4,404	90,428	3,253	4,662	76,667	1,659	2,919
– payable position	73,257	(1,568)	(2,536)	93,400	(1,431)	(2,266)	68,018	(1,585)	(2,144)
Forwards and futures									
– receivable position	260,921	216	216	426,873	183	182	497,951	168	168
– payable position	255,503	(217)	(220)	437,570	(193)	(198)	499,512	(182)	(182)
Foreign exchange derivative contracts									
– receivable position	15,962	211	202	14,639	216	238	17,120	286	286
– payable position	5,443	(70)	(72)	1,774	(67)	(39)	8,273	(82)	(107)
Options purchased, caps and floors									
– receivable position	–	–	–	291	–	15	–	–	–
– payable position	200	–	(7)	200	–	(5)	200	–	(4)
Options written, caps and floors									
– receivable position	–	–	–	–	–	–	133	0	0
– payable position	–	–	–	–	–	–	1,946	(12)	(12)
Total		1,394	1,987		1,961	2,589		252	924

Price risks

The exposure for price risks as a result of changes in interest rates is attributable to financial assets and liabilities with extended fixed interest rate terms. A comparison between carrying values and fair values of Volvo's all financial assets, liabilities and derivative instruments is presented in the table on page F-42.

Market risks attributable to investments in shares or other equity instruments

The Volvo Group is exposed to market risks attributable to investments in shares or other equity instruments because funds that have been transferred to Volvo's pension plans partially are invested in instruments of this nature. Additional information regarding plan assets and obligations of Volvo's pension plans is presented in Note 21. Apart from Volvo's pension plans, investments in shares are only made if motivated by operational purposes. A comparison between carrying values and market values of Volvo's holdings in listed companies is included in Note 12.

Credit risks

Volvo's granting of credits is governed by common policies and rules for classification of customers. The credit portfolio should include a proper distribution among different categories of customers and industries. Credit risks are managed through active monitoring, follow-up routines and in appropriate cases repossession of products. Furthermore, it is continuously monitored that appropriate allowances are made for doubtful receivables.

At December 31, 2004, the credit portfolio within Volvo's customer financing operations amounted to approximately SEK 64 billion. The credit risks within this portfolio are distributed among a large number of individual customers and dealers. Collaterals exist in the form of the products being financed. When granting credits, an effort is made to balance risk exposure and expected yield.

The Volvo Group's financial assets are primarily managed by Volvo Treasury and invested in the money and capital markets. All investments must meet criteria for low credit risk and high liquidity. In accordance with Volvo's credit policy, counterparties for both investments and transactions in derivatives must in general have received a rating of "A" or better from one of the well established credit-rating agencies.

At the use of derivative instruments a counterparty risk will arise, i.e. the risk that a counterparty will not fulfill its part of a contract and that a potential gain will not be realized. Where appropriate, master netting agreements are signed with the respective counterparties to reduce exposure. The credit risk in futures contracts is limited through daily or monthly cash settlements of the net change in value of open contracts. The estimated gross exposure for counterparty risks related to forward exchange contracts, interest rate swaps and futures, options and commodity forward contracts amounted to 2,061; 3,087; 112 and 7 as of December 31, 2004.

Liquidity risks

Volvo maintains a strong financial position by continuously keeping a certain percentage of sales in liquid assets. A proper balance between short-term and long-term borrowing, as well as the ability to borrow in the form of credit facilities, are designed to ensure long-term financing.

Fair value of Volvo's financial instruments [1]

	December 31, 2002		December 31, 2003		December 31, 2004	
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets						
Investments in shares and participations						
fair value determinable [2]	25,220	15,537	21,217	18,798	670	169
fair value not determinable [3]	615	–	626	–	420	–
Customer-financing receivables	46,998	47,508	46,002	46,244	51,193	51,948
Other loans to external parties and other interest-bearing receivables	4,807	4,735	6,483	6,623	3,047	3,075
Marketable securities	16,707	16,659	19,529	19,518	25,955	25,955
Total	**94,347**	**84,439**	**93,857**	**91,183**	**81,285**	**81,147**
Liabilities						
Long-term bond loans and other loans	46,419	48,282	46,674	48,175	40,411	41,684
Short-term bank loans and other loans	26,018	26,083	27,418	27,655	21,396	21,584
Total	**72,437**	**74,365**	**74,092**	**75,830**	**61,807**	**63,268**
Derivative instruments						
Outstanding derivative contracts for hedging of commercial currency risks	144	855	53	1,335	176	1,371
Outstanding commodity contracts	–	159	–	5	–	(25)
Outstanding derivative contracts for hedging of financial currency risks and interest rate risks	1,394	1,987	1,961	2,589	252	924

1 This table only includes a comparison between carrying values and fair values for interest bearing balance sheet items and derivative instruments. For non interest bearing financial instruments, such as accounts receivable and trade payables, the carrying values are considered to be equal to the fair values.

2 Pertains mainly to Volvo's investments in Scania AB, Deutz AG and Henlys Group plc 2002–2003 and in Deutz AG 2004. For the purpose of these disclosures, fair values of listed shares are based upon quoted market prices at the end of the period.

3 No single investment represents any significant amount.

Note 34 Net income and shareholders' equity in accordance with US GAAP

A summary of the Volvo Group's net income and shareholders' equity determined in accordance with US GAAP, is presented in the accompanying tables.

Application of US GAAP would have the following effect on consolidated net income and shareholders' equity:

Net income	2002	2003	2004
Net income in accordance with Swedish accounting principles	1,393	298	9,355
Items increasing (decreasing) reported net income			
Derivative instruments and hedging activities (A)	1,772	882	228
Business combinations (B)	1,094	556	826
Investments in debt and equity securities (C)	(9,616)	4,007	5,157
Restructuring costs (D)	–	–	311
Post-employment benefits (E)	669	(651)	(273)
Software development (F)	(212)	(211)	(119)
Product development (G)	(1,236)	(352)	(828)
Entrance fees, aircraft engine programs (H)	(219)	(20)	(392)
Other (I)	447	2	(60)
Income taxes on above US GAAP adjustments (J)	(357)	(532)	211
Net increase (decrease) in net income	(7,658)	3,681	5,061
Net income (loss) in accordance with US GAAP	**(6,265)**	**3,979**	**14,416**
Net income (loss) per share, SEK in accordance with US GAAP	**(14.90)**	**9.50**	**34.44**
Weighted average number of shares outstanding (in thousands)	419,445	419,445	418,529

Shareholders' equity	2002	2003	2004
Shareholders' equity in accordance with Swedish accounting principles	78,278	72,420	69,409
Items increasing (decreasing) reported shareholders' equity			
Derivative instruments and hedging activities (A)	188	1,054	1,300
Business combinations (B)	5,219	5,788	6,597
Investments in debt and equity securities (C)	(9,813)	(2,326)	(494)
Restructuring costs (D)	–	–	311
Post-employment benefits (E)	(20)	1,658	778
Software development (F)	330	119	–
Product development (G)	(3,263)	(3,568)	(4,368)
Entrance fees, aircraft engine programs (H)	(855)	(874)	(1,320)
Other (I)	52	52	33
Income taxes on above US GAAP adjustments (J)	1,066	467	833
Net increase (decrease) in shareholders' equity	(7,096)	2,370	3,670
Shareholders' equity in accordance with US GAAP	**71,182**	**74,790**	**73,079**

Significant differences between Swedish and US accounting principles

A. Derivative instruments and hedging activities. Volvo uses forward exchange contracts and currency options to hedge the value of future commercial flows of payments in foreign currency and commodity purchases. Under Swedish GAAP outstanding contracts that are highly certain to be covered by forecasted transactions are not assigned a value in the consolidated financial statements.

Under US GAAP Volvo does not apply hedge accounting for commercial derivatives. Outstanding forward contracts and options are valued at market rates, and unrealized gains or losses that thereby arise are included when calculating income. Unrealized net gains for 2004 pertaining to forwards and options contracts are estimated at 1,170 (1,287; 870).

Volvo uses derivative instruments to hedge the value of the Group's financial position. In accordance with US GAAP, all outstanding derivative instruments are valued at fair value. The unrealized gains or losses that thereby arise are included when calculating income. Only part of the Group's hedges of financial exposure qualifies for hedge accounting under US GAAP and are accounted for as such. During 2004 Volvo has ceased to apply hedge accounting for hedging of interest rate risks in fair value hedges. The basis adjustment on previously hedged items will be amortized over the remaining time to maturity. In cash flow hedges only the derivatives are valued at fair value and unrealised gains or losses are included in shareholders equity (other comprehensive income), and affect net income when the hedged transactions occur.

	Net income			Shareholders' equity		
Accounting for derivative instruments and hedging activities	2002	2003	2004	2002	2003	2004
Derivatives Commercial exposure	1,814	417	(117)	870	1,287	1,170
Derivatives Financial exposure	43	92	23	(642)	315	672
Derivatives in fair value hedges	426	(36)	–	1,234	315	–
Fair value adjustment hedged items	(511)	36	–	(1,274)	(138)	–
Basis adjustment on derecognised fair value hedges	–	373	322	–	(725)	(542)
Derivative instruments and hedging activities in accordance with US GAAP	**1,772**	**882**	**228**	**188**	**1,054**	**1,300**

B. Business combinations. Acquisitions of certain subsidiaries are reported differently in accordance with Volvo's accounting principles and US GAAP. The differences are primarily attributable to reporting and amortization of goodwill.

Effective in 2002, Volvo adopted SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with the transition rules of SFAS 142, Volvo has identified its reporting units and determined the carrying value and fair value of each reporting unit as of January 1, 2002. No impairment loss was recognized as a result of the transitional goodwill evaluation. In Volvo's income statement for 2004 prepared in accordance with Swedish GAAP, amortization of goodwill

charged to income amounted to 684 (873; 1,094). In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2004. No impairment loss has been recognized as a result of these tests.

In 2003, Volvo Construction Equipment acquired assets associated with the L.B. Smith distribution business in the United States. Under Swedish GAAP, this operation was classified as a temporary investment and therefore not consolidated in the Volvo Group. Under

	Net income			Shareholders' equity		
Goodwill	2002	2003	2004	2002	2003	2004
Goodwill in accordance with Swedish GAAP	(1,094)	(873)	(684)	11,297	11,151	9,655
Items affecting reporting of goodwill:						
Acquisition of Renault V.I. and Mack Trucks Inc.	430	415	223 [1]	3,329	3,744	3,967
Acquisition of Volvo Construction Equipment Corporation	51	51	51	1,277	1,328	1,379
Other acquisitions	613	407	410	613	841	1,251
Net change in accordance with US GAAP	1,094	873	684	5,219	5,913	6,597
Goodwill in accordance with US GAAP	**0**	**0**	**0**	**16,516**	**17,064**	**16,252**

1 Lower amortization due to adjusted goodwill value resulting from the settlement of dispute between AB Volvo and Renault SA.

US GAAP, the acquired operations have been consolidated and accruals were made for intercompany profits in the year-end 2003 inventory of the L.B. Smith business. During 2004 the major part of L.B. Smith has been divested and there are no GAAP difference regarding L.B Smith, due to that the remaining part has been consolidated under Swedish GAAP in the year end closing of 2004. Consolidation of the L.B. Smith distribution business under US GAAP affected Volvo's income after financial items with 142 (negatively 138). The Group's total assets are no longer effected (SEK 1.1 billion).

In 2003, Volvo exchanged the main part of its shareholding in Bilia AB versus 98% of the shares in Kommersiella Fordon Europa AB (KFAB). In accordance with Swedish GAAP, the acquisition cost of the shares in KFAB was determined to SEK 0.9 billion and the goodwill attributable to this transaction amounted to SEK 0.6 billion. In accordance with US GAAP, the acquisition cost of the shares amounted to SEK 0.7 billion and the goodwill was determined to SEK 0.5 billion. As a consequence, Volvo's capital gain on the divestment of Bilia shares was 179 lower under US GAAP than under Swedish GAAP.

In 2001, AB Volvo acquired 100% of the shares in Renault V.I. and Mack Trucks Inc. from Renault SA in exchange for 15% of the shares in AB Volvo. Under Swedish GAAP, the goodwill attributable to this acquisition was set at SEK 8.4 billion while under US GAAP the corresponding goodwill was set at SEK 11.5 billion. The difference was mainly attributable to determination of the purchase consideration. In accordance with Swedish GAAP, when a subsidiary is acquired through the issue of own shares, the purchase consideration is determined to be based on the market price of the issued shares at the time of the transaction is completed. In accordance with US GAAP, such a purchase consideration is determined to be based on the market price of the underlying shares for a reasonable period before and after the terms of the transaction are agreed and publicly announced. The goodwill has been reduced with EUR 108 M due to the settlement of the dispute between AB Volvo and Renault SA regarding the final value of acquired assets and liabilities in Renault V.I. and Mack Trucks.

In 1995, AB Volvo acquired the outstanding 50% of the shares in Volvo Construction Equipment Corporation (formerly VME) from Clark Equipment Company, in the US. In conjunction with the acquisition, goodwill of SEK 2.8 billion was reported. The shareholding was written down by SEK 1.8 billion, which was estimated to correspond to the portion of the goodwill that was attributable at the time of acquisition to the Volvo trademark. In accordance with US GAAP, the goodwill of SEK 2.8 billion was amortized over its estimated useful life (20 years) until 2002 when Volvo adopted SFAS 142 (see above).

C. Investments in debt and equity securities. In accordance with US GAAP, Volvo applies SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair market values, and for all debt securities. These investments are to be classified as either "held-to-maturity" securities that are reported at amortized cost, "trading" securities that are reported at quoted market prices with unrealized gains or losses included in earnings, or "available-for-sale" securities, reported at quoted market prices, with unrealized gains or losses being credited or debited to Other comprehensive income and thereby included in shareholders' equity.

As of December 31, 2004, unrealized losses after deduction of unrealized gains in "available-for-sale" securities amounted to 494 (2,315; 9,763). Sale of "available-for-sale" shares in 2004 provided SEK 21.4 bilion (– ; –) and the capital gain, before income tax, on sales of these shares amounted to SEK 24 (– ; –).

As set out above, all "available-for-sale" securities are valued at quoted market price at the end of each fiscal year with the change in value being credited or debited to Other comprehensive income. However, if a security's quoted market price has been below the carrying value for an extended period of time, US GAAP include a presumption that the decline in value is "other than temporary". Under such circumstances, US GAAP require that the value adjustment must be recorded in Net income with a corresponding credit to Other comprehensive income. Accordingly, value adjustments amounting to 0 (62; 9,683), have been charged to Volvo's net income under US GAAP. During 2004 Volvo has divested the investment in Scania AB and a restructuring of Henlys Group plc has been made. Henlys Group Plc. Earlier recorded value adjustments in the income statement under US GAAP have been reversed with corresponding adjustment in Other comprehensive income. After these reversals, the remaining value of unrealized gains before tax credited to Other comprehensive income amounted to 72 as of December 31, 2004.

Summary of debt and equity securities available for sale and trading	Carrying value [1]	Fair value [2]	SFAS 115-adjustment, gross	Income taxes	SFAS 115-adjustment, net
Trading, December 31, 2004	25,400	25,400	0	0	0
Trading, January 1, 2004	19,083	19,072	(11)	3	(8)
Change 2004			11	(3)	8
Available for sale					
Marketable securities	387	387	–	–	–
Shares and convertible debenture loan	677	183	(494)	0	0
Available for sale					
December 31, 2004	1,057	563	(494)	0	(494)
January 1, 2004	23,409	21,094	(2,315)	(29)	(2,344)
Change 2004 [3]			1,821	29	1,850

1 In accordance with Swedish GAAP.
2 For the purpose of these disclosures, fair values have been based upon quoted market prices for listed securities.

3 Of the net SFAS 115 adjustment during 2004, 5,157 has been reported as an increase of net income in accordance with US GAAP and (3,299) has been reported in Other comprehensive income.

The carrying values and fair values for these securities were distributed as follows:

	January 1, 2004		December 31, 2004	
	Carrying value [1]	Fair value [2]	Carrying value [1]	Fair value [2]
Available for sale				
Marketable securities	446	446	387	387
Shares and convertible debenture loan	22,963	20,648	677	183
Trading	19,083	19,072	25,400	25,400

1 In accordance with Swedish GAAP.
2 For the purpose of these disclosures, fair values have been based upon quoted market prices for listed securities.

D. Restructuring costs. Up to and including 2000, restructuring costs were in the Volvo Group's year-end accounts reported in the year that implementation of these measures was approved by each company's Board of Directors. In accordance with US GAAP, costs were reported for restructuring measures only under the condition that a sufficiently detailed plan for implementation of the measures is prepared at the end of the accounting period. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR 16 Provisions, contingent liabilities and contingent assets, which was substantially equivalent to US GAAP at that time. As from 2003, when SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" became effective under US GAAP, there are again differences compared to Swedish GAAP regarding the timing of when restructuring costs should be recognized in the income statement. However, no differences was identified in relation to business transactions during 2003. During 2004 the Renault Truck industrial relocation in Spain will be treated differently under US-GAAP and the restructuring charge will be accounted for during 2004–2006.

E. Provisions for post-employment benefits. Effective in 2003, provisions for post-employment benefits in Volvo's consolidated financial statements are accounted for in accordance with RR 29 Employee benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further in Note 1 and 21. In accordance with US GAAP, post-employment benefits should be accounted for in accordance with SFAS 87, "Employers Accounting for Pensions" and SFAS 106, "Employers' Accounting for Post-retirement Benefits Other than Pensions". The differences between Volvo's accounting principles and US GAAP pertain to different transition dates, recognition of past service costs and minimum liability adjustments.

Net periodical costs for post-employment benefits	2002	2003	2004
Net periodical costs in accordance with Swedish accounting principles	5,087	4,424	4,414
Net periodical costs in accordance with US GAAP	4,418	5,075	4,687
Adjustment of this year's income in accordance with US GAAP, before income taxes	**669**	**(651)**	**(273)**

Net provisions for post-employment benefits	Dec 31, 2002	Dec 31, 2003	Dec 31, 2004
Net provisions for post-employment benefits in accordance with Swedish accounting principles	(15,528)	(15,094)	(13,784)
Difference in actuarial methods	170	–	–
Unrecognized actuarial (gains) and losses	1,350	5,296	4,733
Unrecognized transition (assets) and obligations according to SFAS 87, net	(33)	(29)	(15)
Unrecognized past service costs	–	659	602
Minimum liability adjustments	(1,507)	(4,268)	(4,542)
Net provisions for post-employment benefits in accordance with US GAAP	**(15,548)**	**(13,436)**	**(13,006)**

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were 20,157; 19,472 and 14,722 at December 31, 2004.

F. Software development. In accordance with US GAAP (SOP 98–1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use") expenditures for software development should be capitalized and amortized over the useful lives of the projects. In Volvo's accounting in accordance with US GAAP, SOP 98–1 is applied as of January 1999. In Volvo's accounts prepared under Swedish GAAP up to and including 2000, expenditures for software development were expensed as incurred. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR 15 Intangible assets. With regard to software development, the new standard is substantially equivalent to US GAAP and consequently the difference between Swedish and US GAAP is pertaining only to expenditures for software development during 1999 and 2000.

G. Product development. Effective in 2001, Volvo adopted a new Swedish accounting standard, RR15 Intangible assets. In accordance with the new standard, which conforms in all significant respects to the corresponding standard issued by the International Accounting Standards Committee (IASC), expenditures for development of new and existing products should be recognized as intangible assets if such expenditures with a high degree of certainty will result in future financial benefits for the company. The acquisition value of such intangible assets should be amortized over the useful lives of the assets. In accordance with the new standard, no retroactive application is allowed. Under US GAAP, all expenditures for development of new and existing products should be expensed as incurred.

H. Entrance fees, aircraft engine programs. In connection with its participation in aircraft engine programs, Volvo Aero in certain cases pays an entrance fee. In Volvo's accounting these entrance fees are capitalized and amortized over 5 to 10 years. In accordance with US GAAP, these entrance fees are expensed as incurred.

I. Other. Other include accounting differences regarding interest costs, leasing, stock option plans, guarantees, Alecta surplus funds, revenue recognition and consolidation of Variable Interest Entities.

In accordance with US GAAP, interest expense incurred in connection with the financing of the construction of property and other qualifying assets is capitalized and amortized over the useful life of the related assets. In Volvo's consolidated accounts, interest expenses are reported in the year in which they arise.

The differences regarding leasing transactions pertain to sale-leaseback transactions.

In accordance with Swedish GAAP, accruals are made for employee stock option programs to the extent that the exercise price of the options is lower than the actual market price of the shares at the end of the period. In accordance with US GAAP, such accruals should be allocated over the vesting period of the employee stock option program.

In accordance with FIN 45 "Guarantor's Accounting and Disclosure Requirement for Guarantees, Including indirect Guarantees of indebtness for Others", a liability should be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. In accordance with Swedish accounting principles, a liability should be recognized to the extent a company expects that a loss will be incurred as result of the guarantee commitment. At December 31, 2004, the gross value of credit guarantees issued for external parties amounted to 2,869 (3,879). The fair value of these guarantees recognized under US GAAP amounted to 92 (244), whereof 82 (217) provided for under Swedish GAAP. Counterguarantees received in respect of these commitments amounted to 56 (167).

Alecta surplus funds. In the mid-1990s and later years surpluses arose in the Alecta insurance company (previously SPP) since the return on the management of ITP pension plan assets exceeded the growth in pension obligations. As a result of decisions in December 1998, Alecta distributed, company by company, the surpluses that had arisen up to and including 1998. In accordance with a statement issued by a special committee of the Swedish Financial Accounting Standards Council, surplus funds that were accumulated in Alecta should be reported in companies when their present value can be calculated in a reliable manner. The rules governing how the refund was to be made were established in the spring of 2000 and an income amounting to 683 was included in the Group's income statement under Swedish GAAP during 2000. In accordance with US GAAP, the surplus funds have been recognized in the income statement when settled.

Revenue recognition. When determining timing for recognition of revenue, US GAAP focuses more on the formal contract terms while Swedish GAAP focuses more on actual risk that the residual value guarantee will be exercised. This means in certain cases that sales recognised under Swedish GAAP cannot be recognised under US GAAP.

Under Swedish GAAP all sales not qualifying for revenue recognition are treated in the same way as deferred income. Under US GAAP sales that are made to companies who in turn lease out the equipment under operating leases are accounted for as financing transactions rather than as deferred income. The total impact of revenue recognition is an additional 433 as assets under operating leases, 270 reduced residual value liability and 783 as interest bearing liablilities. The net income effect is negative 73.

Variable Interest Entities, In accordance with US GAAP FIN -46 certain entities should be consolidated where the Group is the Primary Beneficiary of the Variable Interest Entity. Volvo adopted FIN 46 as per January 1, 2004. In Volvo this has had a limited impact and a minor number of entities have been consolidated. The majority of the consolidated entities have been so called Franchisees to Volvo Rents. The balance sheet impact is 42 and the additional turnover 112.

J. Income taxes on U.S. GAAP adjustments. Deferred taxes are generally reported for temporary differences arising from differences between US GAAP and Swedish accounting principles. During 2002, a new tax legislation was enacted in Sweden which removed the possibility to offset capital losses on investments in shares held for operating purposes against income from operations. As a result of the new legislation, a tax expense of 2,123 was charged to Volvo's net income under US GAAP to reduce the carrying value of deferred tax assets relating to investments in shares classified as "available-for-sale".

Comprehensive income (loss)	2002	2003	2004
Net income (loss) in accordance with US GAAP	(6,265)	3,979	14,416
Other comprehensive income (loss), net of income taxes			
Translation differences	(2,222)	(606)	(172)
Unrealized gains and (losses) on securities (SFAS 115):			
Unrealized gains (losses) arising during the year	(2,425)	3,366	(14)
Less: Reclassification adjustment for (gains) and losses included in net income	7,558	62	(3,285)
Additional minimum liability for pension obligations (SFAS 87)	(3,234)	186	(471)
Fair value of cash-flow hedges (SFAS 133)	–	(11)	13
Other	(165)	(12)	(1)
Other comprehensive income (loss), subtotal	(488)	2,985	(3,930)
Comprehensive income (loss) in accordance with US GAAP	**(6,753)**	**6,964**	**10,486**

Supplementary US GAAP information

Classification. In accordance with SFAS 95, "cash and cash equivalents" comprise only funds with a maturity of three months or less from the date of purchase. Some of Volvo's liquid funds (see Notes 19 and 20) do not meet this requirement. Consequently, in accordance with SFAS 95, changes in this portion of liquid funds should be reported as investing activities.

Income from investments in associated companies is reported before income taxes in accordance with Swedish accounting principles, and after income taxes in accordance with US GAAP. Income taxes attributable to associated companies amounted 5 (30: 65).

Note 34, continued, supplementary US GAAP information

Recent US accounting pronouncements issued but not yet adopted

FAS 151 In November 2004, the FASB issued Statement No. 151, "Inventory Costs an amendment of ARB No. 43". The new standard requires that idle facility expense, freight, handling costs, and wasted material (spoilage) are recognized as current-period charges. In addition, this statement requires allocation of fixed production overhead to the costs of conversion based on the normal capacity of a production facility. The provisions of this statement are effective for inventory costs that incur during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 will not have an impact on the Group's consolidated financial statement.

FAS 153 In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29. "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Volvo does not believe that the adoption of this Statement will materially affect the Group's consolidated financial statement.

FAS 123 (R) In December 2004, the FASB issued SFAS No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, SFAS No. 123 (R) is for interim or annual periods beginning after June 15, 2005. SFAS No. 123 (R) requires all share-based payments to employees, including grants of stock options, to be recognized in the statement of operations based on their fair values. Volvo is in the process of assessing the impact of SFAS 123 (R).

Segment reporting

	2002	2003	2004
Long-lived assets: [1]			
Europe	90,073	66,141	69,269
North America	29,542	24,056	21,341
South America	1,488	1,633	1,934
Asia	2,915	2,405	2,534
Other markets	736	551	410
Total	**124,754**	**94,717**	**95,488**
whereof:			
Sweden	48,953	24,994	26,124
United States	25,753	20,699	17,842
France	19,563	15,664	15,641

1) Defined as Non-current assets less Long-term interest-bearing financial assets and long-term deferred tax assets. The distribution between geographical areas is based on the domicile countries of the legal entities within the Group.

Allowance for customer-financing receivables

The changes in the valuation allowance for customer-financing receivables are presented in the table below:

Valuation allowance for customer finance receivables	2002	2003	2004
Balance at December 31, preceding year	1,773	1.488	1.364
Change of reserve charged to income	1,018	765	535
Utilization of reserve related to actual losses	(893)	(848)	(422)
Translation differences	(400)	(182)	(52)
Reclassifications, etc.	(10)	141	(81)
Balance at December 31, current year	1.488	1.364	1.344

Joint ventures

The following represents combined summarized financial information as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 for the joint ventures partly owned by Volvo as of December 31, 2004:

	2002	2003	2004
Income Statement Data			
Net sales	-	1,138	984
Cost of operations	-	(1,109)	(1,037)
Financial income and expense	-	(16)	(12)
Income after financial items	**-**	**13**	**(65)**
Income taxes	-	(2)	(3)
Net income	-	**11**	**(68)**
Balance Sheet Data			
Property, Plant and Equipment, net	-	155	135
Other non-current assets	-	63	64
Current assets	-	908	789
Total Assets	-	**1,126**	**988**
Shareholders' Equity	-	569	457
Provisions	-	4	12
Long-term liabilities	-	0	0
Current liabilities	-	553	519
Total Shareholders' Equity and Liabilities	-	**1,126**	**988**

During the fourth quarter of 2004 the North American bus manufacturer Prévost Car Inc became a wholly owned subsidiary of Volvo Bus Corporation. As part of the restructuring of the bus manufacturer Henlys Group plc, Volvo Group reached an agreement to acquire the remaining 50% of the shares. Prévost Car Inc. was former 50/50 joint venture between Volvo and Henlys, reported in the Volvo Group accounts in accordance with the proportionate consolidation method. Up to December 31, 2002 Shanghai Sunwin Bus Corp and Xian Silver Bus Corp were reported according to the equity method. As from January 1, 2003, these joint ventures have been reported in accordance with the proportionate consolidation method. The above information includes 100% or the results and financial position of these operations.

Associated Companies

The following represents combined summarized financial information as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 for the associated companies partly owned by Volvo as of December 31, 2004:

	2002	2003	2004
Income Statement data			
Net sales	5,726	5,462	5,499
Cost of operations	(5,727)	(5,385)	(5,444)
Financial income and expense	(10)	(15)	(9)
Income after financial items	**(11)**	**53**	**47**
Income taxes	(1)	(9)	(7)
Net income	**(12)**	**44**	**40**
Balance Sheet data			
Property, plant and equipment, net	2,763	2,315	2,048
Other non-current assets	95	82	75
Current assets	6,784	6,697	9,355
Total Assets	**9,642**	**9,093**	**11,478**
Shareholders' equity	903	871	892
Provisions	141	25	56
Long-term liabilities	1,567	1,212	1,073
Current liabilities	7,031	6,985	9,457
Total Shareholders' Equity and Liabilities	**9,642**	**9,093**	**11,478**

Volvo accounts for its interests in associated companies using the equity method. Consequently, Volvo's income from investments in associated companies amounted to 182, 200 and 27 in 2002, 2003 and 2004 respectively. For further information, see Note 6 to the consolidated financial statements. At December 31, 2004 the carrying value of Volvo's investments in associated companies was 913.

Undistributed earnings of foreign subsidiaries

The cumulative amount of undistributed earnings of foreign subsidiaries, which the Company currently intends to indefinitely reinvest outside of Sweden and upon which deferred income taxes have not been provided, is approximately SEK 12,211 million at December 31, 2004.

Accruals for restructuring measures

During 2001 a provision for restructuring measures of 3,862 was recognized. In Trucks the restructuring provision included costs for the integration of Mack and Renault V.I. in order to secure coordination gains made possible through the acquisition. The integration measures included reduction of the North American production capacity through a decision to close Mack's Winnsboro plant and transfer of production to Volvo's New River Valley plant. The closure of the Winnsboro plant was concluded in the fourth quarter 2002. Integration measures further included restructuring of the global distribution system and production structure. In addition to the integration measures, restructuring costs in Trucks included significant personnel reductions due to the prevailing business conditions, especially in North America. Restructuring measures in Buses were attributable to the shut down of Nova Bus' plant for city buses in Roswell, United States. In Construction Equipment, restructuring measures were pertaining to close down of fabrication in the Asheville plant, United States, and to an overall redundancy program. In total, approximately 4,200 employees were affected by reductions as a consequence of the restructuring measures. Most part of these employees had left the Group at December 31, 2003. Remaining provisions at the end of 2003 include early retirement plans where former employees receive periodical pensions until they reach the normal age of retirement. The changes of accruals for restructuring measures relating to the programs described above are shown in the following table:

Accruals for restructuring measures	2002	2003	2004
Balance at December 31, preceding year	2,706	1,279	578
Accrual charged to income:			
Termination benefits	-	-	-
Exit costs	-	-	-
Utilization of provisions:			
Termination benefits	(501)	(442)	(365)
Exit costs	(686)	(123)	(99)
Translation differences	(240)	(136)	(1)
Balance at December 31, current year	1,279	578	113

Stock based compensation

Volvo has several stock option schemes, which are described in "Item 18 – Financial Statements - Note 31". These plans are for US GAAP purposes accounted for in accordance with APB 25. Under SFAS 123 these plans would be classified as plans with awards that call for settlement in cash and accounted for in a manner similar to that required under APB 25 and as a result there are no differences between the US GAAP net income or earnings per share reported in accordance with APB 25 and net income or earnings per share that would have been reported in accordance with SFAS 123 up to 2003, for 2004 the SFAS 123 would have had a positive impact on net income of SEK 30 million.

Note 35 Subsequent events (unaudited)

Annual General Meeting approved dividend and re-elected the Board. The Annual General Meeting in AB Volvo on April 12, 2005 approved the Board's proposal to distribute SEK 12.50 per share to the shareholders, a total of SEK 5,054,998,025. Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Finn Johnsson, Louis Schweitzer and Ken Whipple were re-elected members of the Board of AB Volvo. Finn Johnsson was re-elected Board Chairman.

Cancellation of shares and new repurchase mandate. The Annual General Meeting also resolved that the company's share capital shall be reduced by SEK 95,021,046 through the cancellation without repayment of 3,084,619 A shares and 12,752,222 B shares that the company repurchased. These aforementioned measures was implemented by May 17, 2005 and registered by the Swedish Companies Registration Office. In conjunction with the reduction, an amount of SEK 95,021,046 was allocated to the statutory reserve. As per May 17, 2005 AB Volvo's share capital amounted to SEK 2,554,104,264, distributed among 135,520,326 Series A shares and 290,163,718 Series B shares.

The Annual General Meeting also decide to authorize the Board of AB Volvo, during the period until the next Annual General Meeting, to decide on the repurchase and transfer of own shares. Purchases may be made of a number of shares so that the company does not hold more than 10% of the total number of shares in the company.

New share-based incentive program. The Annual General Meeting resolved to establish a new share-based incentive program during the second quarter of 2005 for senior executives in the Volvo Group. The program mainly involves that a maximum of 185,000 Series B shares in the Company could be allotted to a maximum of 165 senior executives, including members of Group Management, during the first six months of 2006. The allotment shall depend on the degree of fulfillment of certain financial goals for the 2005 fiscal year and which are set by the Board. If these goals are fulfilled in their entirety and if the price of the Volvo B share at the time of allotment is SEK 300, the costs for the program will amount to about SEK 70 M. So that Volvo shall be able to meet its commitment in accordance with the program in a cost efficient manner, the Meeting further resolved that Volvo may transfer own shares (treasury stock) to the participants in the program.

SIGNATURES

   The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AKTIEBOLAGET VOLVO (publ)

By: <u>/s/ Leif Johansson</u>

    Name: Leif Johansson
    Title: President and Chief Executive Officer

Dated June 10, 2005

EXHIBIT 1

Articles of Association for Aktiebolaget Volvo

§1 The name of the Company is Aktiebolaget Volvo. The company is a public company (publ).

§2 The Company shall - directly or through subsidiaries – mainly carry on business within the areas of transport, foodstuffs, energy and finance (with the exception, however, of activities provided for in the Swedish Banking Business Act and the Swedish Credit Market Companies Act), manage real estate and moveable property and carry on other activities compatible therewith.

§3 The Board of the Company shall have its registered office in Gothenburg.

§4 The Company's share capital shall comprise a minimum of one thousand nine hundred million (1,900,000,000) kronor and a maximum of seven thousand six hundred million (7,600,000,000) kronor.

The shares may be issued in three series, A, B and C. If shares in both the A and B series are issued, each series may be issued to an amount equivalent to a maximum of ninety-nine hundredths of the total share capital. However, series C shares may only be issued in a maximum number of 15,836,841.

In a vote at a General Meeting, series A shares carry one vote and series B and C shares one-tenth of a vote. Series A and series B shares carry equal rights to share in the assets and earnings of the Company. Series C shares do not carry rights to dividends.

Should the Company decide to issue new series A, B and C shares by way of a cash issue, the holders of series A, B and C shares shall have a preferential right to subscribe for new shares of the same series in proportion to their existing shareholding (primary preferential right). Shares not subscribed for by virtue of a primary preferential right shall be offered for subscription to all shareholders (subsidiary preferential right). If shares thus offered are insufficient for subscription by virtue of a subsidiary preferential right, the shares shall be distributed among those wishing to subscribe in proportion to their previous shareholding or, to the extent this is not possible, through the drawing of lots.

Should the Company decide to issue new shares of only series A, B or C shares through a cash issue, all shareholders, regardless of whether they hold series A, B or C shares, shall have the preferential right to subscribe for new shares in proportion to their previous shareholding.

The above shall not constitute any restriction on the possibility to decide on a cash issue without taking the preferential rights of shareholders into account.

If the share capital is increased through a bonus issue, new shares in each series shall be issued in proportion to the existing number of shares in each series. Old shares in a specific series shall thus carry entitlement to new shares in the same series. The aforesaid shall not constitute any restriction on the possibility to issue new shares of a new series through a bonus issue, following the requisite amendment to the Articles of Association.

A reduction in share capital, however, not less than the minimum capital, may be effected on request by the holders of series C shares or, following a decision by the Board of Directors or General Meeting, through the redemption of series C shares. The request by shareholders must be made in writing to the Company's Board of Directors and the Board of Directors shall address this matter expeditiously. The reduction decision made by the Board shall pertain to all series C shares. When the reduction decision is made, an amount corresponding to the reduction amount shall be allocated to the statutory reserve, if the funds required for this action are available.

The redemption amount for a series C share shall be the share's par value adjusted to the redemption date with an interest factor of STIBOR 30 days plus 1.75 percentage points, calculated from the day payment was made of the subscription amount. STIBOR 30 days is fixed at the date the subscription amount was paid.

Owners of shares submitted for redemption shall be obligated to immediately after he/she has been informed of the registration of the redemption decision to accept the redemption payment for the shares or, in cases in which court permission is required for redemption, after he/she is informed that the court's legally valid decision has been registered.

§5   Each share shall have a value of six (6) kronor.

§6   Apart from specially-appointed members and deputies, the Company's Board shall comprise a minimum of six and a maximum of twelve members and an equal number of deputies. These are elected each year at the Annual General Meeting for the period up to the end of the next Annual General Meeting.

§7   The Company signatories shall be those appointed therefore by the Board from within or outside the Board.

§8   The Company shall appoint a minimum of two and a maximum of three auditors and a minimum of two and a maximum of three deputy auditors or a registered firm of auditors.

The Board is entitled to appoint one or more special auditors or a registered firm of auditors to examine reports prepared by the Board pursuant to Section 4, sub-section 6 of the Swedish Companies Act (1975:1385) in conjunction with a new share issue or a transfer of the company's shares in return for non-cash consideration.

§9   Notice to attend a General Meeting and other notices to shareholders shall be issued in the form of announcements in the Official Swedish Gazette and Dagens Nyheter or, if Dagens Nyheter is not due for publication at the time of the announcement, in another national daily newspaper. In addition, announcements shall be made in a daily newspaper in Gothenburg and a daily newspaper in Malmö.

§10   A General Meeting shall be held at one of the following locations, following a decision by the Board, i.e. Gothenburg, Malmö or Stockholm.

Shareholders wishing to attend a General Meeting should notify the Company no later than 12 noon on the day stated in the letter of convocation. This day may not be a Sunday, other public holiday, Saturday, Midsummer Eve, Christmas Eve or New Year's Eve and shall not fall earlier than the fifth weekday prior to the Meeting.

A shareholder may be accompanied by one or two assistants when attending a General Meeting, but only if the shareholder's notification pursuant to the previous paragraph includes information to that effect.

As the Company is registered with the Swedish Securities Register Centre, the right to attend a General Meeting accrues to those entered as shareholders in the shareholders' register pursuant to Section 3, sub-section 13, paragraph 2 of the Swedish Companies Act and refers to the circumstances ten days prior to the General Meeting.

§11   A General Meeting is opened by the Chairman of the Board or the person appointed to do so by the Board.

In a vote that normally takes place at a General Meeting, each person is entitled to vote for the full number of votes represented by him.

§12   The Company's financial year shall cover the period January 1 up to and including December 31.

The Annual General Meeting shall be held within six months of the end of the financial year. The following matters shall be dealt with:

1. Election of a chairman for the Meeting.
2. Verification of the voting list.
3. Approval of the agenda.
4. Election of persons to verify the minutes.
5. Consideration of whether the Meeting has been duly convened.
6. Presentation of the annual report, audit report, consolidated accounts and audit report for the Group.
7. The question of adoption of the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet.
8. Appropriation of the Company's profit or loss according to the adopted Balance Sheet.
9. The matter of discharge of the members of the Board and the President from liability.
10. Determination of the number of Board members and deputy Board members to be elected at the Meeting.
11. Determination of fees for the Board of Directors and, where applicable, the auditors.
12. Election of the Board of Directors and, where applicable, auditors and deputy auditors.
Other matters that have been duly referred to the General Meeting.

§13   As the company is registered with the Securities Register Centre, a person whose name has been entered in the shareholders' register or in a list pursuant to Section 3, sub-section 12 of the Swedish Companies Act (1975:1385) on the appointed registration date, shall be considered to be authorised to receive dividends and, in the case of a bonus issue, new shares accruing to a shareholder, and also to exercise a shareholder's preferential right to participate in an issue.

_____

April 12, 2005

Exhibit 12.1

I, Leif Johansson, certify that:

1.   I have reviewed this annual report on Form 20-F of AB Volvo (publ);

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c)   disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 10, 2005   /s/ Leif Johansson
                                            Name: Leif Johansson
                                            Title: President and Chief Executive Officer

Exhibit 12.2

I, Stefan Johnsson, certify that:

1.   I have reviewed this annual report on Form 20-F of AB Volvo (publ);

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c)   disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: June 10, 2005   /s/ Stefan Johnsson
                                          Name: Stefan Johnsson
                                          Title: Senior Vice President and Chief Financial Officer

Exhibit 13.1

In connection with the Annual Report of AB Volvo (publ) (the "Company") on Form 20-F for the period ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 10, 2005   /s/ Leif Johansson
                                       Name: Leif Johansson
                                       Title: President and Chief Executive Officer

Date: June 10, 2005   /s/ Stefan Johnsson
                                       Name: Stefan Johnsson
                                       Title: Senior Vice President and Chief Financial Officer